                           OFFER TO PURCHASE FOR CASH

        ALL OUTSTANDING SHARES OF COMMON STOCK AND CLASS A COMMON STOCK
                                       OF

                           SHERIDAN HEALTHCARE, INC.
                                       AT

                              $9.25 NET PER SHARE
                                       BY

                             VESTAR/SHERIDAN, INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                         VESTAR/SHERIDAN HOLDINGS, INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                         VESTAR/SHERIDAN INVESTORS, LLC

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
      CITY TIME, ON TUESDAY, APRIL 27, 1999, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (i) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES WHICH, TOGETHER WITH ANY SHARES OWNED BY PARENT OR PURCHASER, OR ANY CONTROLLED AFFILIATE THEREOF, CONSTITUTES AT LEAST A MAJORITY OF THE VOTING POWER (DETERMINED ON A FULLY-DILUTED BASIS), ON THE DATE OF PURCHASE, OF ALL THE SECURITIES OF THE COMPANY ENTITLED TO VOTE GENERALLY IN THE ELECTION OF DIRECTORS OR IN A MERGER (THE "MINIMUM CONDITION") AND (ii) (1) PURCHASER SHALL HAVE RECEIVED FUNDING FOR THE OFFER SUFFICIENT TO PAY FOR ALL SHARES TENDERED PURSUANT TO THE OFFER AND NOT VALIDLY WITHDRAWN AND TO PAY ALL FEES AND EXPENSES RELATED TO THE OFFER AND OTHERWISE ON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE NATIONSBANK COMMITMENT LETTER (AS DEFINED IN THE MERGER AGREEMENT) AND (2) THE PERMANENT FACILITIES (AS DEFINED IN THE MERGER AGREEMENT) SHALL HAVE BEEN FULLY EXECUTED AND DELIVERED AND SHALL BE IN FULL FORCE AND EFFECT AND ALL CONDITIONS TO FUNDING THEREUNDER THAT ARE REQUIRED TO BE, OR ARE CAPABLE OF BEING, SATISFIED PRIOR TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER SHALL HAVE BEEN SATISFIED AND THERE IS NO REASON TO BELIEVE THAT ANY OF THE OTHER CONDITIONS TO FUNDING UNDER THE PERMANENT FACILITIES WILL NOT BE SATISFIED PRIOR TO THE TERMINATION OF THE MERGER AGREEMENT OR THE PERMANENT FACILITIES (THE "FINANCING CONDITION").

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY (EXCLUDING ABSTAINING DIRECTORS WHO WOULD BE CONSIDERED "INTERESTED DIRECTORS" UNDER THE DGCL) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE HOLDERS OF SHARES, APPROVED THE MERGER AGREEMENT AND THE OFFER AND THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY, DECLARED THE MERGER TO BE ADVISABLE AND RESOLVED TO RECOMMEND THAT THE HOLDERS OF THE SHARES ACCEPT THE OFFER, TENDER THEIR SHARES TO PURCHASER AND ADOPT THE MERGER AGREEMENT.
                            ------------------------

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION IS UNLAWFUL.
                            ------------------------

                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (1) complete and sign the enclosed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to American Stock Transfer & Trust Company (the "Depositary"), and either deliver the certificates evidencing the tendered Shares and any other required documents to the Depositary or tender such Shares pursuant to the procedure for book-entry transfer set forth in "The Tender
Offer -- Section 3" ("Procedures for Tendering Shares") or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered.

     A STOCKHOLDER WHO DESIRES TO TENDER SHARES AND WHOSE CERTIFICATES REPRESENTING SUCH SHARES ARE NOT IMMEDIATELY AVAILABLE, OR WHO CANNOT COMPLY WITH THE PROCEDURE FOR BOOK-ENTRY TRANSFER ON A TIMELY BASIS, MAY TENDER SUCH SHARES BY FOLLOWING THE PROCEDURES FOR GUARANTEED DELIVERY SET FORTH IN "THE TENDER OFFER -- SECTION 3" ("PROCEDURES FOR TENDERING SHARES").

     Questions and requests for assistance may be directed to Innisfree M&A Incorporated (the "Information Agent") at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.
                            ------------------------

March 31, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
INTRODUCTION................................................    1
SPECIAL FACTORS.............................................    4
  Background of the Transactions............................    4
  Recommendation of the Board of Directors; Fairness of the
     Transactions...........................................    6
  Opinions of the Financial Advisors........................    8
  Purpose and Structure of the Transactions.................   19
  Appraisal Rights..........................................   19
  Certain Effects of the Transactions.......................   20
  Future Plans in Addition to the Merger....................   21
  Interests of Certain Persons in the Transactions..........   21
  Financing of the Transactions.............................   25
  The Merger Agreement and the Management Agreement.........   26
  Certain Federal Income Tax Consequences...................   34
  Effect of the Offer on the Markets for the Shares; Nasdaq
     Listing; Exchange Act Registration.....................   35

THE TENDER OFFER............................................   37
   1. Terms of the Offer; Expiration Date...................   37
   2. Acceptance for Payment and Payment for Shares.........   38
   3. Procedure for Tendering Shares........................   39
   4. Withdrawal Rights.....................................   41
   5. Price Range of Shares; Dividends......................   42
   6. Certain Information Concerning the Company............   43
   7. Certain Information Concerning Purchaser, Parent and
     Holdings...............................................   45
   8. Dividends and Distributions...........................   47
   9. Certain Conditions of the Offer.......................   47
  10. Certain Legal Matters and Regulatory Approvals........   49
  11. Fees and Expenses.....................................   51
  12. Miscellaneous.........................................   51

Annex A        Opinion of Salomon Smith Barney Inc.
Annex B        Opinion of Bowles Hollowell Conner
Schedule I.    Financial Information from the Company's Annual Report on
               Form 10-K for the Fiscal Year ended December 31, 1998
Schedule II.   Directors and Executive Officers of the Company
Schedule III.  Directors and Executive Officers of Holdings, Parent and the
               Purchaser
Schedule IV.   Section 262 of the Delaware General Corporation Law
Schedule V.    Agreement and Plan of Merger, dated as of March 24, 1999,
               among Parent, the Purchaser and the Company

To the Stockholders of Sheridan Healthcare, Inc.

                                  INTRODUCTION

     Vestar/Sheridan, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Vestar/ Sheridan Holdings, Inc., a Delaware corporation ("Parent") and a wholly owned subsidiary of Vestar/ Sheridan Investors, LLC, a Delaware limited liability company ("Holdings"), hereby offers to purchase all of the outstanding shares of Common Stock, par value $0.01 per share ("Common Stock"), and Class A Common Stock, par value $0.01 per share ("Class A Common Stock" and, together with the Common Stock, the "Shares"), of Sheridan Healthcare, Inc., a Delaware corporation (the "Company"), at a purchase price of $9.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

     Tendering stockholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the transfer and sale of Shares pursuant to the Offer. Purchaser will pay all fees and expenses of American Stock Transfer & Trust Company, which is acting as the Depositary (the "Depositary"), and Innisfree M&A Incorporated, which is acting as the Information Agent (the "Information Agent"), incurred in connection with the Offer. See "The Tender Offer -- Section 11" ("Fees and Expenses").

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD"), AT A MEETING DULY CALLED AND HELD ON MARCH 24, 1999, HAS UNANIMOUSLY (EXCLUDING DIRECTORS WHO WOULD BE CONSIDERED "INTERESTED DIRECTORS" UNDER SECTION 144 OF THE DELAWARE GENERAL CORPORATION LAW (THE "DGCL") AND WHO ABSTAINED) (A) DETERMINED THAT THE MERGER AGREEMENT (AS DEFINED BELOW) AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER (AS DEFINED BELOW), ARE FAIR TO AND IN THE BEST INTERESTS OF THE HOLDERS OF THE SHARES, (B) APPROVED THE MERGER AGREEMENT AND THE OFFER AND THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY, (C) DECLARED THE MERGER TO BE ADVISABLE AND DIRECTED THAT THE MERGER BE SUBMITTED FOR CONSIDERATION AT A SPECIAL MEETING OF THE STOCKHOLDERS OF THE COMPANY, (D) RESOLVED TO RECOMMEND THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER, TENDER THEIR SHARES TO PURCHASER THEREUNDER AND ADOPT THE MERGER AGREEMENT AND (E) APPROVED THE MERGER AGREEMENT AND THE STOCKHOLDER DOCUMENTS (AS DEFINED BELOW) AND THE TRANSACTIONS CONTEMPLATED THEREBY FOR PURPOSES OF
SECTION 203 OF THE DGCL.

     The Company Board has received the written opinions of Salomon Smith Barney Inc. ("Salomon Smith Barney") and Bowles Hollowell Conner ("Bowles Hollowell Conner"), a division of First Union Capital Markets Corp., financial advisors to the Company, that the consideration to be received by the holders of Shares (other than Parent and its affiliates and the Executives referred to below) pursuant to each of the Offer and the Merger is fair to such stockholders from a financial point of view. A copy of the opinions of Salomon Smith Barney and Bowles Hollowell Conner are attached hereto as Annexes A and B. The Salomon Smith Barney and Bowles Hollowell Conner opinions should be read in their entirety for the assumptions made, the procedures followed, the matters considered and the limits of the review made by Salomon Smith Barney and Bowles Hollowell Conner in connection with such opinions. The Salomon Smith Barney and Bowles Hollowell Conner opinions were prepared for the Company Board and do not constitute a recommendation to any stockholder as to whether to tender Shares into the Offer. Salomon Smith Barney and Bowles Hollowell Conner were not retained as advisors or agents to the Company's stockholders.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OF EACH OF THE MINIMUM CONDITION AND THE FINANCING CONDITION. SEE "SPECIAL
FACTORS -- FINANCING OF THE TRANSACTIONS." IF PURCHASER PURCHASES AT LEAST THAT NUMBER OF SHARES NEEDED TO SATISFY THE MINIMUM CONDITION, IT WILL BE ABLE TO EFFECT THE MERGER WITHOUT THE AFFIRMATIVE VOTE OF ANY OTHER STOCKHOLDER OF THE COMPANY. SEE "SPECIAL FACTORS -- PURPOSE AND STRUCTURE OF THE TRANSACTIONS" AND "THE TENDER OFFER -- SECTION 9" ("CERTAIN CONDITIONS OF THE OFFER").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 24, 1999 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the DGCL, Purchaser will be merged into the Company (the "Merger"). Following the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and become a wholly owned subsidiary of the Parent, and the separate corporate existence of Purchaser will cease.

     Six officers of the Company who own, as of the date hereof, approximately 7.2% (11.8% after giving effect to the exercise of their options to purchase Common Stock at prices less than $9.25 per share) of the outstanding shares of Common Stock of the Company (the "Executives") have agreed with Parent, among other things, to tender their Shares into the Offer and vote their Shares in favor of the adoption of the Merger Agreement and against any action or agreement that would impede, interfere with, delay or prevent the purchase of Shares pursuant to the Offer or the consummation of the Merger or would result in a breach of any covenant, representation or warranty contained in the Merger Agreement and five of the Executives also have agreed to purchase shares of common stock of Parent ("Parent Common Stock") following the purchase of Shares pursuant to the Offer (the "Tender Agreement" and the "Subscription and Tender Agreements," respectively) and have executed a Stockholders Agreement with Parent (the "Stockholders Agreement"). Four of the Executives also have entered into new employment agreements with the Company which shall become effective upon the purchase of Shares pursuant to the Offer (the "Employment Agreements" and, together with the Tender Agreement, the Subscription and Tender Agreements and the Stockholders Agreement, the "Stockholder Documents"). Parent has agreed in the Tender Agreement and in the Subscription and Tender Agreements to grant each of the Executives time and performance options upon the consummation of the Merger. See "Special Factors -- Interests of Certain Persons in the Transactions" for a discussion of the Stockholder Documents.

     In accordance with the Merger Agreement, if required by law and its Certificate of Incorporation and By-laws, the Company will convene a meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of adopting the Merger Agreement. The Company also has agreed to include in any proxy or information statement required for such meeting the unanimous recommendation of the Company Board that the stockholders of the Company vote in favor of the adoption of the Merger Agreement and to otherwise use its reasonable best efforts to obtain the necessary approval of the Merger Agreement by the stockholders. See "Special Factors -- The Merger Agreement and the Management Agreement."

     At the effective time of the Merger (the "Effective Time"), each then outstanding Share (other than Shares owned by Parent and its subsidiaries and Shares held by stockholders who have not voted in favor of or consented to the Merger and who have properly demanded appraisal of their Shares in accordance with Section 262 of the DGCL (the "Dissenting Shares")) will be cancelled, extinguished and converted into the right to receive $9.25 in cash, or any higher price that may be paid pursuant to the Offer (the "Merger Consideration"), payable to the holder thereof, without interest, upon surrender of the certificate formerly representing such Shares, less any withholding taxes required under applicable law.

     The Company has represented to Purchaser and Parent that as of March 24, 1999, there were 6,290,178 shares of Common Stock and 296,638 shares of Class A Common Stock outstanding, and 1,382,863 shares of Common Stock and no shares of Class A Common Stock reserved for issuance upon the exercise of outstanding stock options, warrants and other rights to acquire Shares. Based upon the foregoing, Purchaser and Parent believe that 3,984,840 Shares would constitute a majority of the voting power (determined on a fully-diluted basis), on the date of purchase, of all the securities of the Company entitled to vote generally in the election of directors or in a merger and would therefore satisfy the Minimum Condition.

     The Company has advised Purchaser and Parent that, to the knowledge of the Company, all the directors and officers of the Company intend to tender their Shares pursuant to the Offer.

     The Merger Agreement is more fully described in "Special Factors -- The Merger Agreement and the Management Agreement" and is attached hereto as
Schedule V. Certain federal income tax consequences of the sale of the Shares pursuant to the Offer and the conversion of Shares into the Merger Consideration pursuant to the Merger are described in "Special Factors -- Certain Federal Income Tax Consequences".

     For information concerning pending litigation against the Company and its directors and an affiliate of Purchaser, Parent and Holdings seeking, among other things, to enjoin the transactions contemplated by the Merger Agreement, see "The Tender Offer -- Section 10" ("Certain Legal Matters and Regulatory Approvals").

     The Offer to Purchase includes information required to be disclosed pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which Rule governs so-called "going private" transactions by certain issuers or their affiliates. Holdings, Parent and the Purchaser do not concede as a result of providing such information or otherwise complying with Rule 13e-3 that they (or any of their affiliates) are affiliates of the Company or subject to the requirements of such Rule.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE TRANSACTIONS

     On August 5, 1998, the Company Board met to discuss various strategic alternatives for the Company. At that time, because of the depressed market for healthcare securities generally, and the current trading price of the Common Stock in particular, the Company Board concluded that the Company would no longer be able to pursue its acquisition growth strategy through the issuance of Common Stock. The Company believed that to continue such a strategy would have an undesired dilutive effect for the Company's stockholders. Consequently, the Company Board instructed the Company's management to consider various means of securing additional capital. On October 29, 1998 the Company publicly announced that it had engaged Salomon Smith Barney and Bowles Hollowell Conner (collectively, the "Financial Advisors") as its financial advisors to evaluate the strategic alternatives available to the Company, including, among other things, a possible recapitalization, a secondary offering of securities to the public, a private placement of debt or equity securities, a stock repurchase and a sale of the Company. After exploring various alternatives, the Financial Advisors determined that they would solicit indications of interest in a possible sale transaction from a select group of potential purchasers who the Financial Advisors believed might be interested in acquiring the Company.

     On December 1, 1998, executives of the Company met James L. Elrod, Jr. of Vestar Capital Partners III, L.P., a Delaware limited partnership ("Vestar"), for the first time at a health care conference. Throughout the day, Mr. Elrod and the executives discussed their respective businesses and the executives indicated the Company's willingness to enter into a transaction that would enable the Company to continue its growth strategy. Vestar and the Company's management thereafter considered a possible merger, recapitalization or similar transaction. As the discussions between Vestar and the Company continued, the Company and Vestar executed a confidentiality agreement dated as of December 1, 1998 (the "Confidentiality Agreement") pursuant to which the Company agreed to provide Vestar with non-public information and Vestar agreed to treat such information as confidential. Thereafter, in December, 1998, the Company directed the Financial Advisors to provide Vestar with a copy of the Confidential Information Memorandum which the Financial Advisors had prepared on behalf of the Company.

     Throughout December, 1998, Vestar and the Company were in frequent contact discussing the Company's business and the possible structure of a transaction. On December 15, 1998, Mr. Elrod visited the Company's headquarters in Hollywood, Florida and met with Dr. Mitchell Eisenberg, the Chairman, President and Chief Executive Officer of the Company, to discuss a possible transaction.

     On January 7, 1999, Vestar submitted a preliminary, non-binding indication of interest to Salomon Smith Barney that stated that Vestar would consider a possible acquisition of the Company for a price of $11.00 to $13.00 per Share. The Financial Advisors evaluated the price range which Vestar was considering relative to the Company's then current trading price and determined that the Company should continue negotiations with Vestar. Additionally, the Financial Advisors considered Vestar's standing in the investment community, its track record with respect to the companies in which it had made equity investments and the capabilities of its partners and employees.

     On January 18, 1999, Dr. Eisenberg and Dr. Lewis D. Gold, Executive Vice President of the Company, met with James Elrod, Arthur J. Nagle and Daniel S. O'Connell of Vestar to further discuss the Company's business. On January 27, 1999, the executive officers of the Company made a formal presentation to Vestar's representatives. Vestar continued its business due diligence investigation of the Company.

     On February 12, 1999, Salomon Smith Barney requested by letter that Vestar formally submit an offer to acquire the Company. On February 19, 1999, Vestar submitted an offer to purchase for cash not less than 70% of the Company's outstanding Shares in a recapitalization transaction structured as a one-step merger at a price of $11.50 per Share, provided a sufficient number of Shares were retained by the Company's existing stockholders to ensure that the transaction would qualify for recapitalization accounting treatment. The offer was subject to, among other things, Vestar's satisfactory completion of its due diligence investigation of the

Company. Along with the letter, Vestar provided the Company with the written comments of Vestar's outside legal counsel to the form of merger agreement previously provided to Vestar and other bidders.

     On February 19, 1999, the Company Board held a meeting to review various proposals that had been obtained by the Financial Advisors. At this meeting, the Company Board, after consultation with management, determined that, due to the likelihood that management would continue with the Company following an acquisition transaction, management might be presented with a potential conflict of interest. Accordingly, it was agreed that Drs. Eisenberg and Gold, the only members of management serving on the Company Board, would abstain from voting on any proposal for the acquisition of the Company that was considered by the Company Board. The Company's outside directors determined that Drs. Eisenberg's and Gold's abstinence from voting on potential transactions would facilitate the Company Board's independent judgment but requested that the management directors participate in certain future discussions and be available to advise the Company Board as it considered the various proposals. Because the three outside directors would be the only directors voting on an acquisition proposal, the Company Board determined that an independent committee of the Company Board was unnecessary.

     At its February 19, 1999 meeting, the Company Board determined that the proposed recapitalization transaction from Vestar was the most attractive proposal that it had received. Following discussions as to whether to pursue negotiations with other potential acquirors, the Company Board determined that pursuing an acquisition transaction exclusively with Vestar would be most likely to benefit its stockholders' interests and achieve the Company's objectives.

     On February 26, 1999, at the request of Vestar, the Company entered into an exclusivity agreement with Vestar. Vestar had stated to the Company's representatives that such an agreement was necessary in order to justify Vestar's continued investment of time and financial resources in connection with the transaction. The exclusivity agreement was subsequently extended on March 9, 1999 and during this period Vestar's legal, accounting, tax, insurance and other advisers commenced their due diligence review of the Company and its operations. The exclusivity agreement expired on March 15, 1999.

     On February 27 and February 28, 1999, representatives of management, the Financial Advisors and outside counsel to the Company commenced negotiations with respect to a definitive acquisition agreement and related documentation with representatives of Vestar and its outside legal counsel. In addition, representatives of Vestar and its legal counsel began discussions with certain members of management regarding employment with, and equity investments in, Parent and the Company.

     As discussions and negotiations with respect to the proposed transaction continued, the Company Board met on March 2, 1999 to assess, among other items, the status of negotiations and the likelihood of the completion of the transaction on terms favorable to the Company's stockholders. The Company Board reviewed in detail the proposed terms of the transaction and Vestar's requirement that senior management invest in and remain employed by the Company following the consummation of the transaction. After discussions with respect to potential conflicts of interest, it was determined that the senior managers who would participate in the transaction should obtain counsel separate from the Company's outside legal counsel. In light of Vestar's insistence that its obligation to consummate the transaction be conditioned upon satisfactory employment agreements and equity investment agreements with management being agreed upon, the Company Board also directed management to negotiate fully the scope and terms of all such arrangements prior to such time as the Company Board was asked to consider a definitive transaction.

     During this time, Vestar continued to review the transaction and conduct its due diligence review of the Company. Based on the results of Vestar's due diligence review, Mr. Elrod telephoned Dr. Eisenberg on March 14, 1999 to tell him that the results of Vestar's due diligence review did not support consummating a transaction at a price of $11.50 per Share but that Vestar was willing to consider a transaction at a price of approximately $9.00 per Share. Robert L. Rosner of Vestar subsequently had discussions with the Financial Advisors outlining the results of Vestar's due diligence review and Vestar's rationale for proposing to reduce the per Share price that would be offered to the Company's stockholders. After various discussions among Vestar, the Company's management, the Financial Advisors and others, Vestar agreed to submit in writing its revised proposal to consummate a merger transaction, at its current price per Share of $9.25 and as it is currently structured, and the Company's representatives agreed to present that proposal to the Company Board for its consideration.

     The Company's Board met on March 16, 1999 to review with the Company's management and financial and legal advisors the terms and conditions of the revised proposal. The Company Board queried the Company's management and the Financial Advisors as to the likelihood that another suitor would pursue a transaction with the Company on more favorable terms. The Financial Advisors indicated that no other potential acquiror had expressed interest in the Company to the extent that Vestar had and that, in their opinion, beginning the sale process again or pursuing additional leads was unlikely to result in a proposal that would be more adventageous to the Company's stockholders than Vestar's revised proposal. In light of the timing of Vestar's proposed transaction, Vestar's willingness to purchase all outstanding Shares and Vestar's willingness to structure the transaction as a tender offer followed by a merger (which the Company Board believed would be more expeditious than the structure originally proposed), the Company Board instructed management to continue negotiations with Vestar.

     Negotiations regarding the terms of the Merger Agreement and the other agreements contemplated thereby continued through March 24, 1999. That night the Company Board held a meeting at which management indicated that the parties had reached definitive agreements with respect to the transaction. The Company's outside legal counsel, outside counsel for the Executives, and the Financial Advisors each gave presentations to the Company Board. The Company Board also received fairness opinions from each of the Company's Financial Advisors, which were delivered orally and subsequently confirmed in writing. See "Opinions of Financial Advisors."

     Following discussions, the Company Board unanimously (excluding directors who would be considered "interested directors" under Section 144 of the DGCL, who abstained) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, approved the Merger Agreement and the Offer and the Merger and the other transactions contemplated thereby, declared the Merger to be advisable, directed that the Merger be submitted for consideration at a special meeting of the stockholders of the Company, resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares to Purchaser thereunder and adopt the Merger Agreement, and approved the Merger Agreement and the Stockholder Documents and the transactions contemplated thereby for purposes of Section 203 of the DGCL.

     The Merger Agreement and the Stockholder Documents were executed and delivered by the parties thereto following the meeting. A joint press release was issued by the Company and Vestar the next morning announcing the transaction.

RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE TRANSACTIONS.

     The Company. At a meeting held on March 24, 1999, the Company Board unanimously (with the interested directors abstaining) (i) determined that the Offer and the Merger, taken together, are fair to and in the best interests of the Company's stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, and (iii) decided to recommend to the Company's stockholders that they accept the Offer and tender their Shares pursuant to the Offer and adopt the Merger Agreement.

     In reaching its conclusion, the Company Board considered a number of factors, including the following:

          1. The fact that Vestar's proposal represented the best offer received by the Company Board after the Financial Advisors had contacted a select group of potential purchasers who had been given an opportunity to receive confidential information about the Company and either declined to submit a proposal or submitted a proposal that the Company Board considered to be less attractive to the Company's stockholders than the Vestar proposal.

          2. The fact that the cash consideration that the Company's stockholders would receive for each Share under the Vestar proposal was at a premium to the Company's then current market price.

          3. The fact that the Company Board had explored the possibility of pursuing various other possible transactions that would secure the necessary capital to finance future acquisitions in fulfillment of the Company's growth strategy and no alternative transaction was as favorable to the Company's stockholders as the Vestar proposal.

          4. The Company's business, prospects, financial condition, current business strategy and competitive position in the healthcare industry.

          5. The presentations and fairness opinions of its Financial Advisors described in "Special Factors -- Opinions of the Financial Advisors."

          6. The terms and conditions of the Merger Agreement, including the fact that the Offer is subject to various conditions, including the Financial Condition, and that the Merger Agreement contemplates the payment or reimbursement to Parent and Purchaser of certain fees and expenses (including financing commitment fees and related expenses) and a termination fee under certain circumstances . In analyzing the conditions to this Offer, the Board of Directors considered, among other things, the risks of failing to consummate the Offer and the Merger. In assessing the expense payment and termination fee provision, the Board of Directors recognized that its effect would be to increase by the amount of such fees and expenses the cost of acquiring the Company by a third party other than the Purchaser.

          7. The nature of the financing commitments received by Parent and Purchaser with respect to the Offer and the Merger, including the identity of the institutions providing such commitments and their proven experience in consummating transactions such as the Offer and the Merger and the conditions to the obligations of such institutions to fund such commitments, as well as the fact that consummation of the Offer and the Merger will not be dependent on the ability of Parent and the Purchaser to raise funds through the high yield debt or other securities market.

          8. The likelihood of soliciting a firm offer from a third party to acquire the Company at a price in excess of that to be paid in the Offer and the Merger, the timing of the receipt of any such offer, and the possible consequences of unsuccessfully seeking to solicit such an offer.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, qualify or otherwise assign relative weights to the individual factors considered in reaching its determinations. Because only the disinterested directors of the Company voted on the Vestar proposal and because of the engagement of the Financial Advisors and outside legal counsel by the Company Board, the Company Board did not consider it necessary to retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders of the Company for the purpose of negotiating the terms of the Merger Agreement. As discussed above, the Merger Agreement does not require the transactions contemplated thereby to be approved by a majority of the unaffiliated stockholders of the Company.

     Purchaser, Parent and Holdings. Purchaser, Parent and Holdings regard the acquisition of the Company as an attractive investment opportunity because they believe that the Company's future business prospects are favorable. Although the investment will involve a substantial risk to holders of Parent Common Stock, Parent believes that the long-term value of the equity investment could appreciate significantly. Purchaser, Parent and Holdings believe that the price per share offered hereby and the Merger Consideration is fair to the Company's stockholders. In reaching this conclusion, they have taken into consideration the recent and historical prices of the Shares, see "The Tender Offer -- Section 5" ("Price Range of Shares; Dividends"), and their due diligence review of the Company. Their conclusion as to the fairness of the Offer and the Merger also is supported by the conclusions of the Company Board and by the fact that the terms of the transactions were negotiated with the Company Board and its representatives at a time when Purchaser, Parent and Holdings did not beneficially own any Shares and after representatives of the Company had solicited proposals to purchase the Company from third parties. Purchaser, Parent and Holdings did not assign a particular weight to any one factor.

OPINIONS OF THE FINANCIAL ADVISORS

     Opinion of Bowles Hollowell Conner. Pursuant to an engagement letter dated November 5, 1998 (the "Bowles Hollowell Conner Engagement Letter"), the Company retained Bowles Hollowell Conner, a division of First Union Capital Markets Corp., to act as its financial advisor in considering the Company's strategic and financial alternatives for maximizing stockholder value, including the possible sale of all or a portion of the Company. The Company had previously retained Salomon Smith Barney Inc. to also act as its financial advisor. See "Special Factors -- Background of the Transactions." Bowles Hollowell Conner is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected Bowles Hollowell Conner as its financial advisor on the basis of Bowles Hollowell Conner's experience and expertise in transactions similar to the Offer and the Merger and its reputation in the healthcare industry.

     In connection with the consideration by the Company Board of the merits of the Offer and the Merger, Bowles Hollowell Conner was asked under the terms of the Bowles Hollowell Conner Engagement Letter to perform various financial analyses and deliver to the Company Board its opinion based on such analyses.

     THE OPINION OF BOWLES HOLLOWELL CONNER WAS DIRECTED TO THE COMPANY BOARD FOR ITS CONSIDERATION IN CONNECTION WITH THE PROPOSED OFFER AND MERGER, AND IS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF SHARES FROM A FINANCIAL POINT OF VIEW AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER AGREEMENT NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO WHETHER THE OFFER OR THE MERGER IS IN SUCH HOLDER'S BEST INTERESTS OR AS TO WHETHER HOLDERS OF SHARES SHOULD TENDER THEIR SHARES OR VOTE FOR OR AGAINST THE MERGER. THE FULL TEXT OF SUCH WRITTEN OPINION OF BOWLES HOLLOWELL CONNER DATED MARCH 24, 1999, IS ATTACHED HERETO AS ANNEX B AND SETS FORTH CERTAIN IMPORTANT QUALIFICATIONS, ASSUMPTIONS MADE, MATTERS CONSIDERED, AREAS OF RELIANCE ON OTHERS, AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH SUCH OPINION. THE SUMMARY DESCRIPTION OF SUCH OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF THE OPINION ATTACHED HERETO AS ANNEX B, AND IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY IN CONNECTION WITH THE TENDER OFFER MATERIAL.

     In arriving at its opinion, Bowles Hollowell Conner, among other things,
(i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain other information, including financial forecasts, provided to Bowles Hollowell Conner by the Company, and met with the Company's management to discuss the business and prospects of the Company; (iii) considered certain financial data of the Company and compared that data with similar data for publicly held companies in businesses similar to those of the Company; (iv) considered the financial terms of certain other business combinations and other transactions which had recently been effected;
(v) reviewed the financial terms and conditions of the Merger Agreement; and
(vi) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Bowles Hollowell Conner deemed relevant.

     Based upon and subject to its review of the foregoing, its work described below, its experience as investment bankers and other factors it deemed relevant, but subject to the limitations set forth below and in reliance upon the assumptions set forth below, Bowles Hollowell Conner provided the Company Board with its opinion as investment bankers that as of the date of its opinion (which was the date that Bowles Hollowell Conner presented its financial analyses to the Company Board), the aggregate consideration to be received by the holders of Shares (other than the Executives, as to whom Bowles Hollowell Conner expressed no opinion) pursuant to the Offer and the Merger was fair to such holders from a financial point of view.

     In connection with its opinion, Bowles Hollowell Conner made a presentation to the Company Board on March 24, 1999 (the "Bowles Hollowell Conner Presentation") as to the fairness of the Offer and the Merger based on the foregoing analyses. A copy of the Bowles Hollowell Conner Presentation is filed as Exhibit (b)(4) to the Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") filed by Holdings, Parent, Purchaser, the Company and the Executives with the Commission and incorporated herein by reference. The Bowles Hollowell Conner Presentation is available for inspection and copying at the principal executive offices of the Company during its regular business hours to any stockholder or his representative who has been so designated in writing.

     No limitations were imposed by the Company on Bowles Hollowell Conner with respect to the investigations made or procedures followed in rendering its opinion.

     In connection with its review, Bowles Hollowell Conner did not assume any obligation for independent verification of financial and other information reviewed by it and relied on such information being accurate and complete in all material respects. With respect to the financial forecasts for the Company provided to Bowles Hollowell Conner by the Company's management, Bowles Hollowell Conner assumed that the forecasts had been reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management as to the future financial performance of the Company and that such projections provided a reasonable basis upon which Bowles Hollowell Conner could form its opinion. Bowles Hollowell Conner also assumed that there had been no material changes in the Company's assets, financial condition, results of operations, business or prospects since the dates of the last financial statements made available to Bowles Hollowell Conner. Bowles Hollowell Conner relied on advice of the counsel and the independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, this Offer to Purchase, the Offer, the Merger and the Merger Agreement. Bowles Hollowell Conner assumes that the Offer and the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Exchange Act and all other applicable federal and state statutes, rules and regulations. In addition, Bowles Hollowell Conner did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company, nor was Bowles Hollowell Conner furnished with any such appraisals. Finally, Bowles Hollowell Conner's opinion was based on economic, monetary, market and other conditions as in effect on, and the information made available to Bowles Hollowell Conner as of, the date of the opinion (March 24, 1999). Accordingly, although subsequent developments may affect its opinion, Bowles Hollowell Conner did not assume and does not have any obligation to update, revise or reaffirm its opinion.

     Bowles Hollowell Conner also assumed that the Offer and the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by the Company of any of the conditions to its obligations thereunder. The terms of the Merger Agreement and the conditions to the Company's obligations thereunder should be reviewed and understood by holders of Shares in connection with their consideration of the Offer and the Merger.

     Set forth below is a brief summary of selected analyses presented by Bowles Hollowell Conner to the Company Board on March 24, 1999 in connection with its March 24, 1999 opinion described above.

  Historical Stock Price Analysis

     Bowles Hollowell Conner reviewed the trading performance of the Common Stock for the period from November 1, 1995, to March 23, 1999, relative to the performance of the Standard & Poor's 500 Index, the Russell 2000 Index, a Multi-Specialty PPM Index and a Single Specialty PPM Index. The Multi-Specialty and Single Specialty PPM Indexes were comprised of publicly traded multi-specialty and single specialty physician practice management companies that Bowles Hollowell Conner deemed to be similar to the Company. While the Company provides both specialist physician and practice management services in the areas of women's and children's health, Bowles Hollowell Conner regards the Company as more comparable to multi-specialty physician practice management organizations due to the number of specialist physician services it provides within women's and children's health. The multi-specialty comparable companies were MedPartners, Inc., Phycor, Inc., PhyMatrix Corp. and Promedco Management Co. (collectively, the "Multi-

Specialty Comparable Companies"). The single specialty comparable companies were American Oncology Resources, Inc., American Physician Partners, Inc., AmeriPath, Inc., Pediatrix Medical Group, Inc. and Physician Reliance Network, Inc. (collectively, the "Single Specialty Comparable Companies"). Bowles Hollowell Conner noted that during this period the price of the Company's Common Stock declined 35%, while the Standard & Poor's 500 Index increased 116%, the Russell 2000 Index increased 29%, the Multi-Specialty Comparable Companies declined 86% and the Single Specialty Comparable Companies declined 52%. Additionally, Bowles Hollowell Conner noted that a significant amount of the price declines in the Multi-Specialty and Single Specialty PPM Indexes has occurred since January 1, 1998. Bowles Hollowell Conner noted that during this period the price of the Common Stock declined 46%, while the Standard & Poor's 500 Index increased 30%, the Russell 2000 Index declined 12%, the Multi-Specialty Comparable Companies declined 83% and the Single Specialty Comparable Companies declined 48%.

Comparable Company Analysis

     Using publicly available information and information provided by the Company, Bowles Hollowell Conner compared the historical financial and operating performance of the Company with the corresponding performance of the Multi-Specialty Comparable Companies and the Single Specialty Comparable Companies. In comparing the Company's financial performance to that of the Comparable Companies, Bowles Hollowell Conner made the following observations, among others: (i) the Company had a latest twelve months' ("LTM") earnings
(loss) before interest, taxes, depreciation and amortization ("EBITDA") margin of 16.9%, compared to median LTM EBITDA margins of 10.4% and 30.1%, respectively, for the Multi-Specialty and Single Specialty Comparable Companies;
(ii) the Company had a LTM earnings (loss) before interest and taxes ("EBIT") margin of 13.1%, compared to median LTM EBIT margins of 9.7% and 22.7%, respectively, for the Multi-Specialty and Single Specialty Comparable Companies; and (iii) the Company had a LTM net income margin of 5.6%, compared to median LTM net income margins of 5.0% and 10.3%, respectively, for the Multi-Specialty and Single Specialty Comparable Companies.

     In order to arrive at an implied valuation for the Company, Bowles Hollowell Conner calculated the adjusted market value, defined as aggregate equity value plus debt and preferred stock less cash and cash equivalents ("Adjusted Market Value"), of the Comparable Companies as a multiple of (i) LTM sales, (ii) LTM EBITDA and (iii) LTM EBIT. An analysis of the multiples of Adjusted Market Value to LTM sales yielded a range of multiples from 0.3x to 0.7x for the Multi-Specialty Comparable Companies, with a median multiple of 0.5x, and a range of multiples from 1.1x to 2.3x for the Single Specialty Comparable Companies, with a median multiple of 1.7x. An analysis of the multiples of Adjusted Market Value to LTM EBITDA yielded a range of multiples from 4.5x to 39.8x, with a median multiple of 5.0x (excluding the 39.8x high end of the range) for the Multi-Specialty Comparable Companies and a range of multiples from 5.6x to 7.4x, with a median multiple of 6.7x for the Single Specialty Comparable Companies. An analysis of the multiples of Adjusted Market Value to LTM EBIT yielded a range of multiples from 6.3x to 9.9x, with a median multiple of 7.1x for the Multi-Specialty Comparable Companies and a range of multiples from 7.3x to 10.1x, with a median multiple of 8.8x for the Single Specialty Comparable Companies. Bowles Hollowell Conner noted that these multiples could be compared to LTM sales, LTM EBITDA and LTM EBIT multiples implied by the Merger Consideration of 1.3x, 7.7x and 10.0x, respectively, for the Company. Bowles Hollowell Conner applied the median LTM Sales, LTM EBITDA and LTM EBIT multiples for the Multi-Specialty and Single Specialty Comparable Companies to the corresponding historical results of the Company to calculate the implied Adjusted Market Value range and the implied equity value range for the Shares ("Equity Value"). This analysis indicated an Adjusted Market Value range for the Company of $94.9 million to $130.0 million and an implied Equity Value range of $1.44 to $6.69 per Share. As noted above, Bowles Hollowell Conner regards the Company as more comparable to multi-specialty physician practice management organizations.

Comparable Acquisitions Analysis

     Using publicly available information and certain other information and estimates drived in the ordinary course of Bowles Hollowell Conner's business, Bowles Hollowell Conner reviewed selected recent merger and acquisition transactions in the physician practice management industry. These transactions included: Madison Dearborn/Cornerstone/Beecken Petty & Co.'s acquisition of MedPartners Team Health Operations; American Oncology Resources, Inc.'s acquisition of Physician Reliance Network, Inc.; an acquisition in which Bowles Hollowell Conner acted as financial advisor and for which financial information is not publicly available (the "Private Deal"); Phycor, Inc.'s acquisition of First Physician Care; MedPartners, Inc.'s acquisition of Talbert Medical Management; FPA Medical Management Inc.'s acquisition of Health Partners, Inc.; CRA Managed Care's acquisition of Occusystems, Inc.; MedPartners, Inc.'s acquisition of InPhynet Medical Management; FPA Medical Management's acquisition of AHI Healthcare Systems, Inc.; and Physician Resource Group's acquisition of American Opthalmic, Inc. (collectively, the "Comparable Transactions"). Bowles Hollowell Conner compared the Adjusted Market Value of the acquired companies as implied by the consideration paid in each such transaction to the corresponding LTM Sales, LTM EBITDA and LTM EBIT for the acquired companies at the time of transaction announcement. As physician practice management company stock prices and forward earnings multiples have declined particularly since early 1998, Adjusted Market Value to LTM Sales, LTM EBITDA and LTM EBIT multiples have similarly declined. Thus, Bowles Hollowell Conner believes acquisition transaction multiples since January 1, 1998 are more relevant to the Company's proposed transaction. Multi-Specialty comparable transactions since that time include Madison Dearborn/Cornerstone/Beecken Petty & Co.'s acquisition of MedPartners' Team Health Operations and the Private Deal while the only Single Specialty comparable transaction since that time was the American Oncology Resources, Inc.'s acquisition of Physician Reliance Network, Inc. Based on these comparable Multi-Specialty transactions, Adjusted Market Value as a multiple of: (i) LTM Sales ranged from 0.4x to 0.6x with a median value of 0.5x; (ii) LTM EBITDA ranged from 6.2x to 8.5x with a median value of 7.3x; and (iii) LTM EBIT was 7.5x. Based on the comparable Single Specialty transaction, Adjusted Market Value as a multiple of: (i) LTM Sales was 1.8x;
(ii) LTM EBITDA was 9.3x; and (iii) LTM EBIT was 14.0x. Bowles Hollowell Conner applied median LTM Sales, LTM EBITDA and LTM EBIT multiples for the Comparable Transactions to the corresponding historical results of the Company, yielding an implied Adjusted Market Value range for the Company of $111.1 million to $199.0 million and an implied Equity Value range of $3.87 to $16.99 per Share. As noted above, Bowles Hollowell Conner regards the Company as more comparable to multi-specialty physician practice management organizations.

     No other company or transaction used in the comparable company analysis or the comparable acquisitions analysis as a comparison is identical to the Company or the Offer and the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company and the Offer and the Merger are being compared.

Earnings Impact Analysis

     Based on the Company's results for fiscal year 1998, Bowles Hollowell Conner analyzed the potential pro-forma earnings impact of an acquisition of the Company by a potential acquiror assuming an all cash purchase. Bowles Hollowell Conner calculated the maximum cash purchase price that an acquiror could pay which would result in no earnings dilution for fiscal year 1998, assuming costs of financing ranging from 7% to 8%. This analysis indicated an Adjusted Market Value range for the Company of $127.3 million to $144.2 million and an Equity Value range of $6.27 to $7.60 per Share at 8% and 7% cost of financing, respectively.

Discounted Cash Flow Analysis

     Bowles Hollowell Conner performed a discounted cash flow analysis to estimate the present value of the projected unlevered free cash flows for the Company based on the Company's projections (the "Base Case"). The Base Case assumes that the Company grows through a combination of internal growth initiatives and acquisitions. Internal growth initiatives include internal hospital outsourcing contract growth, new hospital outsourcing contracts, physician startups within existing multi-specialty physician group practices and the addition of ancillary surgery centers. Acquisitions of hospital-based and office-based physician practices are assumed to be completed within the Company's integrated physician networks at multiples of 5.0x practice

EBITDA in aggregate amounts of $60.0 million, $35.0 million, $40.0 million, $50.0 million and $65.0 million for the years 1999 through 2003, respectively. Based on the Base Case assumptions, Bowles Hollowell Conner calculated the estimated future free cash flows that the Company would produce for the fiscal years 1999 through 2003 and a terminal value of the Company at the end of the forecasting period. The terminal value was computed by multiplying the Company's year 2003 estimated EBITDA by a range of multiples between 5.5x and 6.5x, chosen to reflect current acquisition multiples of comparable multi-specialty physician practice management companies. The projected free cash flows and terminal values were discounted using a range of discount rates of 9.3% to 13.3%, chosen to reflect assumptions regarding the Company's cost of capital. This analysis indicated an Adjusted Market Value range for the Company of $169.0 million to $215.0 million and an implied Equity Value range of $12.45 to $19.35 per Share.

Sensitivity of Discounted Cash Flow Analyses

     Bowles Hollowell Conner relied on the Company's Base Case to perform the Discounted Cash Flow Analysis. These projections reflect the best judgments of the Company's management as to the future financial performance of the Company and include assumptions regarding the impact of the integration of internal growth initiatives and acquired physician practices. The Company has projected it will realize certain revenue growth from increased local market density of integrated networks and certain economies of scale. For purposes of comparison and to test the sensitivity of the Discounted Cash Flow Analysis to changes in the Base Case, Bowles Hollowell Conner reviewed scenarios that assumed the
Company: (i) completed no practice acquisitions going forward, and due to lower projected revenue and earnings growth rates relative to the Base Case, applied EBITDA terminal multiples of 4.0x to 5.0x; and (ii) completed the internal growth initiatives and acquisitions contemplated in the Base Case, however, the Company acquired physician practices at a multiple of 6.0x practice EBITDA, resulting in acquisitions in aggregate amounts of $72.0 million, $42.0 million, $48.0 million, $60.0 million and $78.0 million for the years 1999 through 2003, respectively. Bowles Hollowell Conner performed these selected sensitivity analyses on the Company's Base Case. The Discounted Cash Flow Analysis based on the no acquisitions scenario resulted in an Adjusted Market Value range for the Company of $100.0 million to $117.0 million and an implied Equity Value range of $2.18 to $4.80 per Share. The Discounted Cash Flow Analysis based on the 6.0x EBITDA acquisition multiple scenario resulted in an Adjusted Market Value range for the Company of $135.0 million to $179.0 million and an implied Equity Value range of $7.41 to $14.05 per Share.

  Leveraged Buyout Analysis

     Bowles Hollowell Conner analyzed a series of scenarios involving hypothetical recapitalizations of the Company. Each scenario provided for the distribution of an amount of cash in respect of each Share. The analysis assumed the Company's Base Case projections and a terminal value at the end of the forecasting period. The terminal value was computed by multiplying the Company's year 2003 estimated EBITDA by a range of multiples between 5.5x and 6.5x, chosen to reflect current acquisition multiples of comparable multi-specialty physician practice management companies. The analyses assumed leverage levels appropriate for physician practice management companies. Based on these and other assumptions, an offer of $9.25 per Share could produce an internal rate of return in the range of 25% to 30% over a five year period. Bowles Hollowell Conner analyzed these scenarios in light of various factors affecting the feasibility of a leveraged buyout of the Company.

  Healthcare LBO Premium Analysis

     Bowles Hollowell Conner reviewed the consideration paid in U.S. healthcare leveraged buyouts announced since May 7, 1996. Bowles Hollowell Conner calculated the premiums paid in those transactions over: (i) the acquired entity's applicable stock price one day prior to either the announcement of the acquisition offer or the announcement by the acquired entity of information relating to a possible corporate transaction, including its intention to evaluate its strategic alternatives ("unaffected price"), (ii) the acquired entity's 52-week high trading value as of the announcement date; (iii) the acquired entity's 52-week low trading value as of the announcement date; and
(iv) the acquired entity's applicable stock price one day prior to announcement of the acquisition offer ("affected price"). Seven transactions were reviewed and the following premium ranges were observed: premium of offer price to unaffected price, 15.2% to 88.2%; premium of offer price to 52-week high, (52.9)% to 4.2%; premium of offer price to 52-week low, 53.5% to 170.9%; and premium of offer price to affected price, 11.0% to 88.2%. The Bowles Hollowell Conner analysis indicated that the consideration to be paid pursuant to the Offer was 41.0% above the unaffected price, 47.1% below the 52-week high, 42.3% above the 52-week low and 12.1% above the price of the Company's stock as of the close of business on March 22, 1998.

     While the foregoing summary describes all analyses and examinations that Bowles Hollowell Conner deemed material to the preparation of its opinion to the Company Board, it does not purport to be a comprehensive description of all analyses and examinations actually conducted by Bowles Hollowell Conner. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description; and selecting portions of the analyses and of the factors considered by Bowles Hollowell Conner, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in the presentation of Bowles Hollowell Conner to the Company Board on March 24, 1999. In addition, Bowles Hollowell Conner may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be Bowles Hollowell Conner's view of the actual value of the Company or the Shares. To the contrary, Bowles Hollowell Conner expressed no opinion on the actual value of the Company or the Shares, and its opinion that is addressed and limited to the Company Board extends only to the belief expressed by Bowles Hollowell Conner that the immediate value to holders of Shares (other than the Executives, as to whom Bowles Hollowell Conner expressed no opinion), from a financial point of view under the Offer and the Merger, is within the range of values that might fairly be ascribed to the Shares as of the date of the opinion of Bowles Hollowell Conner (March 24, 1999), and as of the date of the Company Board's consideration of the Offer and the Merger (March 24, 1999). At the time of the delivery of its oral opinion, Bowles Hollowell Conner provided a draft form of opinion that was the same in all material respects as the executed opinion later provided to the Company Board.

     In performing its analyses, Bowles Hollowell Conner made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Bowles Hollowell Conner are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as part of Bowles Hollowell Conner's analysis for the Company Board of the fairness of the Offer and the Merger to the holders of Shares from a financial point of view, and were provided solely to the Company Board in connection with the Company Board's consideration of the Offer and the Merger. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. Bowles Hollowell Conner used in its analyses various projections of future performance prepared by the management of the Company. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain or accurate as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

     As described above, the opinion of Bowles Hollowell Conner and the Bowles Hollowell Conner Presentation summarized above were presented to the Company Board. Bowles Hollowell Conner, however, does not make any recommendation to holders of Shares (or to any other person or entity) as to whether such stockholders should tender their Shares pursuant to the Offer or vote for or against the Merger.

     Pursuant to the Bowles Hollowell Conner Engagement Letter, the Company agreed to pay Bowles Hollowell Conner (i) an opinion fee of $60,000 upon the delivery of its opinion described above and (ii) a transaction fee payable upon consummation of the Offer and the Merger (or another transaction) equal to 40% of 1.0% of up to $100 million of the total proceeds payable to holders of Shares and Company Options pursuant to the Offer and the Merger and (y) 1.5% of any such proceeds in excess of $100 million. The opinion fee will be credited against the transaction fee payable to Bowles Hollowell Conner if the Merger is effected. The Company will be obligated to pay the Transaction Fee only if the Offer and the Merger (or another transaction) are consummated. Accordingly, the payment of a substantial majority of Bowles Hollowell Conner's total fee is subject to the consummation of the Offer and the Merger. The Bowles Hollowell Conner Engagement Letter also calls for the Company to reimburse Bowles Hollowell Conner for its reasonable out-of-pocket expenses and for the Company to indemnify Bowles Hollowell Conner, its affiliates, and their respective directors, agents, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Bowles Hollowell Conner's engagement. Bowles Hollowell Conner and its affiliates may maintain business relationships with the Company, Holdings, Parent, other bidders for the Company and their respective affiliates.

     In the ordinary course of business, Bowles Hollowell Conner or its affiliates may actively trade the debt and equity securities of the Company, Holdings, Parent, other bidders for the Company or their respective affiliates for its or any such affiliate's own account or for the account of customers and, accordingly, may hold a long or short position in such securities. In addition, Bowles Hollowell Conner and its affiliates in the past may have provided investment and commercial banking products and services for the Company, Holdings, Parent, other bidders for the Company, their respective affiliates and other related persons. Bowles Hollowell Conner is not affiliated with the Company, Holdings or Parent.

     Opinion of Salomon Smith Barney Salomon Smith Barney Inc. has acted as a Financial Advisor to the Company in connection with the Offer and the Merger. On March 24, 1999, Salomon Smith Barney stated to the Company Board its oral opinion as investment bankers that, as of such date and based upon and subject to the factors and assumptions set forth in its presentation, the consideration to be received by the holders of Shares (other than Parent and its affiliates and the Executives) (the "Public Stockholders") was fair, from a financial point of view, to the Public Stockholders. Such opinion was subsequently confirmed in a written opinion dated March 24, 1999.

     The opinion and presentation of Salomon Smith Barney to the Company Board, in connection with which Salomon Smith Barney was requested to evaluate the fairness from a financial point of view of the consideration to the Public Stockholders, was only one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The terms of the Merger were determined through negotiations between the Company and Vestar and were approved by the Company Board.

     THE FULL TEXT OF SALOMON SMITH BARNEY'S OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY SALOMON SMITH BARNEY, IS ATTACHED TO THIS DOCUMENT AS ANNEX A. SALOMON SMITH BARNEY'S OPINION SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY. IT IS DIRECTED ONLY TO THE COMPANY BOARD AND RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY THE PUBLIC STOCKHOLDERS AND DOES NOT ADDRESS THE COMPANY'S UNDERLYING BUSINESS DECISION TO EFFECT THE OFFER AND THE MERGER OR CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER SHARES INTO THE OFFER OR AS TO HOW SUCH HOLDER SHOULD VOTE WITH RESPECT TO THE MERGER. THE SUMMARY OF SALOMON SMITH BARNEY'S OPINION SET FORTH IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

     In connection with rendering its opinion, Salomon Smith Barney, among other things:

     - reviewed the March 23, 1999 draft of the Merger Agreement, in the form provided to Salomon Smith Barney, and assumed that the final form of such agreement would not vary in any respect that is material to Salomon Smith Barney's analysis;

     - reviewed certain publicly available business and financial information relating to the Company that Salomon Smith Barney deemed relevant;

     - reviewed certain other information, primarily financial in nature, provided to Salomon Smith Barney by the Company relating to the Company's business, including certain financial forecasts;

     - reviewed certain publicly available information with respect to certain other companies that Salomon Smith Barney believed to be comparable to the Company and the trading markets for such other companies' securities;

     - reviewed and analyzed certain publicly available information concerning the trading of, and the trading market for, the Common Stock;

     - reviewed certain publicly available information concerning the nature and terms of certain other transactions that Salomon Smith Barney deemed to be relevant to Salomon Smith Barney's inquiry;

     - considered and took into account the Company's lack of, and likely difficulty in raising, adequate capital to fund its growth and acquisition plans if the Offer and the Merger were not effected;

     - discussed with certain officers and employees of the Company and Vestar the foregoing, as well as other matters Salomon Smith Barney believed relevant to its inquiry, and

     - considered such other information, financial studies, analyses, investigations and financial, economic and market criteria as Salomon Smith Barney deemed relevant to its inquiry.

     In its review and analysis and in arriving at its opinion, Salomon Smith Barney assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information provided to, discussed with, or reviewed by or for Salomon Smith Barney, or publicly available. With respect to the Company's financial forecasts, Salomon Smith Barney was advised by management of the Company and assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments on the part of the management of the Company, as to the future financial performance of the Company. Salomon Smith Barney expressed no view as to such forecasts or the assumptions on which they are based. Salomon Smith Barney did not assume any responsibility for making or obtaining any independent evaluations or appraisals of the Company, nor for conducting a physical inspection of, the properties and facilities of the Company. The Salomon Smith Barney opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on March 24, 1999, and Salomon Smith Barney assumed no responsibility to update or revise their opinion based upon circumstances or events occurring after March 24, 1999.

     For purposes of rendering its opinion, Salomon Smith Barney assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement, and that all conditions to the consummation of the Merger would be satisfied without waiver thereof. Salomon Smith Barney also assumed that all material governmental, regulatory or other consents and approvals would be obtained and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which either the Company or Holdings is a party, as contemplated by the Merger Agreement, no restrictions would be imposed, or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits of the Merger.

     The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments with respect to, among other things, appropriate comparable companies and transactions, appropriate multiples of various selected financial data, appropriate discount rates and other financial and other factors and is not necessarily susceptible to partial analysis or summary description. Salomon Smith Barney made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of the analyses and factors considered. Accordingly, Salomon Smith Barney believes that its analyses (and the summary set forth above) must be considered as a whole, and that selecting portions of such analyses and of the factors considered by Salomon Smith Barney, without considering all of such analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Salomon Smith Barney and its opinion.

     With regard to the comparable company analysis summarized below, Salomon Smith Barney selected comparable companies on the basis of various factors, including the size of the company and similarity of the line of business; however, no company utilized as a comparison in such analysis is identical to the Company, any business segment of the Company or the Merger. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the comparable companies and other factors that could affect the value of the comparable companies and transactions to which the Company and the Merger are being compared.

     In its analyses, Salomon Smith Barney made numerous assumptions with respect to the Company, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in Salomon Smith Barney's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Salomon Smith Barney's analyses were prepared solely as part of Salomon Smith Barney's analysis of the fairness of the consideration to the Public Stockholders and were provided to the Company Board in that connection.

     The projections furnished to Salomon Smith Barney and used in formulating Salomon Smith Barney's opinion were provided to Salomon Smith Barney, in connection with the review of the Merger, by the management of the Company. The projections were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projection.

     THE FOLLOWING IS A SUMMARY OF THE MATERIAL FINANCIAL ANALYSES USED BY SALOMON SMITH BARNEY IN CONNECTION WITH PROVIDING ITS OPINION TO THE COMPANY BOARD. IT DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE ANALYSES PERFORMED BY SALOMON SMITH BARNEY OR OF ITS PRESENTATION TO THE COMPANY BOARD. THE SUMMARIES OF FINANCIAL ANALYSES INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND THE FINANCIAL ANALYSES USED BY SALOMON SMITH BARNEY, THE TABLES MUST BE READ WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. In conducting its analyses, Salomon Smith Barney assumed that total debt and Shares outstanding were as at March 19, 1999, that excess cash was not available and that no acquisition expenditures were incurred in the first quarter of 1999.

     Comparable Company Analysis. Using publicly available information, Salomon Smith Barney compared the Company to the following five multispecialty physician practice management companies: Advanced Health Corporation, MedPartners, Inc., PhyCor, Inc., PhyMatrix Corporation and ProMedCo Management based on various measures of performance. Salomon Smith Barney noted that the Company's market value as a multiple of 1998 net income was 10.6x, compared with a median of 7.1x for the selected group. Salomon Smith Barney also noted that the Company's market value as a multiple of estimated 1999 net income and estimated 2000 net income was 8.6x and 7.4x, respectively, compared with a median of 7.3x and 5.5x, respectively, for the selected group.

                                                                 MARKET VALUE AS MULTIPLE OF:
                                                              ----------------------------------
                                                               1998        1999          2000
                                                               NET      ESTIMATED     ESTIMATED
                                                              INCOME    NET INCOME    NET INCOME
                                                              ------    ----------    ----------
Company.....................................................  10.6x        8.6x          7.4x
Median for Multispecialty Group.............................   7.1x        7.3x          5.5x
Premium (Discount) to Multispecialty Median.................   49.1%       18.1%         33.6%

     Salomon Smith Barney also calculated multiples of adjusted market value to last twelve months net revenues, to last twelve months earnings before interest, taxes, depreciation and amortization and to last twelve months earnings before interest and taxes. The multiple of adjusted market value to last twelve months net revenues for the Company was 1.2x compared with a median of 0.4x for the selected group. The multiple of adjusted market value to last twelve months earnings before interest, taxes, depreciation and amortization for the Company was 7.3x compared with a median of 4.8x for the selected group. The multiple of adjusted market value to last twelve months earnings before interest and taxes for the Company was 9.5x compared with a median of 7.1x for the selected group.

                                                    ADJUSTED MARKET VALUE(1) AS MULTIPLE OF:
                                                    -----------------------------------------
                                                    LTM NET REVENUE    LTM EBITDA    LTM EBIT
                                                    ---------------    ----------    --------
Company...........................................         1.2x            7.3x         9.5x
Median for Multispecialty Group(2)................         0.4x            4.8x         7.1x
Premium (Discount) to Multispecialty Median.......       198.7%           52.2%        33.9%

---------------
(1) Adjusted market value equals fully diluted market value plus outstanding debt minus cash.

(2) MedPartners, Inc. was excluded from the EBITDA and EBIT median calculation because of its announced plan to exit the physician practice management business.

     Salomon Smith Barney also compared the Company to the following five single specialty physician practice management companies: American Oncology Resources, American Physician Partners, AmeriPath, Inc., Pediatrix Medical Group and Response Oncology, Inc. based on various measures of performance. Salomon Smith Barney noted that the Company's market value as a multiple of 1998 net income was 10.6x, compared with a median of 8.6x for the selected group. Salomon Smith Barney also noted that the Company's market value as a multiple of estimated 1999 net income and estimated 2000 net income was 8.6x and 7.4x, respectively, compared with a median of 7.4x and 6.2x, respectively, for the selected group.

                                                            MARKET VALUE AS MULTIPLE OF:
                                             ----------------------------------------------------------
                                                1998               1999                    2000
                                             NET INCOME    ESTIMATED NET INCOME    ESTIMATED NET INCOME
                                             ----------    --------------------    --------------------
Company....................................     10.6x               8.6x                    7.4x
Median for Single Specialty Group..........      8.6x               7.4x                    6.2x
Premium (Discount) to Single Specialty
  Median...................................     23.4%              16.9%                   18.8%

     Salomon Smith Barney also calculated multiples of adjusted market value to last twelve months net revenues, to last twelve months earnings before interest, taxes, depreciation and amortization and to last twelve months earnings before interest and taxes. The multiple of adjusted market value to last twelve months net revenues for the Company was 1.2x compared with a median of 1.5x for the selected group. The multiple of adjusted market value to last twelve months earnings before interest, taxes, depreciation and amortization for the Company was 7.3x compared with a median of 6.4x for the selected group. The multiple of adjusted market value to last twelve months earnings before interest and taxes for the Company was 9.5x compared with a median of 8.5x for the selected group.

                                                    ADJUSTED MARKET VALUE(1) AS MULTIPLE OF:
                                                    -----------------------------------------
                                                    LTM NET REVENUE    LTM EBITDA    LTM EBIT
                                                    ---------------    ----------    --------
Company...........................................         1.2x            7.3x         9.5x
Median for Single Specialty Group.................         1.5x            6.4x         8.5x
Premium (Discount) to Single Specialty Median.....       (18.7%)          14.3%        11.7%

---------------
(1) Adjusted market value equals fully diluted market value plus outstanding debt minus cash.

     Discounted Cash Flow Valuation of the Company. Using a discounted cash flow methodology, Salomon Smith Barney calculated a range of firm values of the Company as of March 22, 1999 based on the estimated unlevered free cash flows that the Company could produce on a stand-alone basis, which includes management's projected acquisitions at a 5.0x EBITDA purchase price, at a 6.0x EBITDA purchase price and at a 7.0x EBITDA purchase price, in each case over the five-year period from fiscal year 1999 through fiscal year 2003. Salomon Smith Barney also calculated a range of firm values based on the estimated unlevered free cash flows that the Company could produce on a stand-alone basis, excluding management's projected acquisitions, over the five-year period from fiscal year 1999 through fiscal year 2003.

     Salomon Smith Barney discounted these cash flows by a range of discount rates representing the weighted average cost of capital from 10% to 11%. Salomon Smith Barney calculated firm values as of March 22, 1999 based on discount rates from 10.3% to 10.8%. These calculations resulted in firm values ranging (i) from $187 million to $218 million using projections provided by the Company's management which included projected acquisitions at a 5.0x purchase price; (ii) from $149 million to $180 million using projections provided by the Company's management which included projected acquisitions at a 6.0x purchase price; (iii) from $111 million to $142 million using projections provided by the Company's management which included projected acquisitions at a 7.0x purchase price; and (iv) from $110 million to $121 million using projections provided by the Company's management which excluded projected acquisitions. These correspond to a range of implied per share equity values (i) from approximately $15.00 to $19.50; (ii) from approximately $9.50 to $14.00; (iii) from approximately $4.00 to $8.50; and
(iv) from approximately $3.75 to $5.50, respectively.

                                                                                   IMPLIED PER SHARE
                                                          IMPLIED FIRM VALUE(1)      EQUITY VALUE
                                                          ---------------------    -----------------
                                                              (IN MILLIONS)
Based on Management Projections (including management's
  projected acquisitions at 5.0x EBITDA)................       $187 - $218         $14.99 to $19.56
Based on Management Projections (including management's
  projected acquisitions at 6.0x EBITDA)................       $149 - $180         $ 9.50 to $14.02
Based on Management Projections (including management's
  projected acquisitions at 7.0x EBITDA)................       $111 - $142         $ 4.02 to $ 8.48
Based on Management Projections (excluding projected
  acquisitions).........................................       $110 - $121         $ 3.83 to $ 5.47

---------------
(1) Firm value equals equity value plus debt and contingencies of $85.2 million less option proceeds of $2.0 million.

     Implied Private Market Valuation of the Company. Salomon Smith Barney derived an implied private market valuation for the Company based on the Company's 1998 revenues and earnings before interest, taxes, depreciation and amortization according to management data. Salomon Smith Barney reviewed publicly available information regarding 9 selected merger transactions in the physician practice management industry. The median transaction values as multiples of last twelve month revenues and last twelve months earnings before interest, taxes, depreciation and amortization in the three transactions occurring since October, 1997 were 1.5x and 6.0x, respectively.

     Salomon Smith Barney applied a range of multiples of 1.2x to 1.5x to 1998 revenues, resulting in a range of implied equity value per Share of $7.58 to $12.48. Salomon Smith Barney applied a range of multiples of 6.0x to 9.0x to 1998 earnings before interest, taxes, depreciation and amortization, resulting in a range of implied equity value per Share prices of $4.58 to $12.89.

                                                                IMPLIED EQUITY
                                                              VALUE PER SHARE(1)
                                                              ------------------
Based on 1998 Revenues....................................      $7.58 - $12.48
Based on 1998 EBITDA......................................      $4.58 - $12.89

---------------
(1) Equity value per Share reflects 6.916 million diluted Shares.

     Salomon Smith Barney is an internationally recognized investment banking firm that regularly engages in the valuation of companies and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, and corporate, estate and other purposes. The Company retained Salomon Smith Barney as a financial advisor because of its reputation, expertise in the valuation of companies and substantial experience in transactions such as the Merger.

     In the past Salomon Smith Barney has rendered certain investment banking services to the Company for which it has been paid fees. Pursuant to an engagement letter dated October 9, 1998, the Company agreed to pay Salomon Smith Barney (i) an opinion fee of $90,000 upon the delivery of its opinion and (ii) a transaction fee payable upon consummation of the Merger equal to 60% of (x) 1.0% of up to $100 million of the total proceeds payable to holders of Shares and Company Options in the Offer and the Merger and (y) 1.5% of any such proceeds in excess of $100 million. Any opinion fee paid will be credited against the transaction fee. Additionally, the Company has agreed to reimburse Salomon Smith Barney for reasonable out-of pocket expenses, including, without limitation, fees and expenses of Salomon Smith Barney's legal counsel and agreed to indemnify Salomon Smith Barney and certain related persons against certain liabilities, including liabilities under the federal securities laws, related to or arising out of its engagement. In the ordinary course of business, Salomon Smith Barney or its affiliates may actively trade the securities of the Company for its own account and for the accounts' of its customers and, accordingly, at any time may hold a long or short position in such securities. Salomon Smith Barney and its affiliates (including Citigroup Inc. and its affiliates) may have other business and financial relationships with the Company and Holdings.

PURPOSE AND STRUCTURE OF THE TRANSACTIONS.

     The purpose of the Merger Agreement and the transactions contemplated thereby is to acquire control of, and the entire equity interest in, the Company. The Offer is being made pursuant to the Merger Agreement in order to more promptly transfer ownership of Shares to the Purchaser. As promptly as practicable following consummation of the Offer and after satisfaction or waiver of all conditions to the Merger set forth in the Merger Agreement, Purchaser intends to acquire the remaining equity interest in the Company not acquired in the Offer by consummating the Merger.

     As described above, the Company Board has approved the Merger and the Merger Agreement in accordance with the DGCL and rendered inapplicable the restrictions on mergers contained in Section 203 of the DGCL. Except in the case described in the next sentence, the Company Board will be required to submit the Merger Agreement to the Company's stockholders for adoption at a stockholders' meeting convened for that purpose in accordance with the DGCL. However, if the Purchaser acquires more than 90% of the outstanding Shares, the Purchaser intends to effect the Merger without a meeting of the Company's stockholders under Section 253 of the DGCL. If the Purchaser cannot effect the Merger pursuant to Section 253 of the DGCL and stockholder approval is required, under the DGCL and the Company's Certificate of Incorporation the Merger Agreement must be adopted by the affirmative vote of holders of a majority of the outstanding shares of Common Stock. If required, the Company has agreed to convene a meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of adopting the Merger Agreement and to include in any proxy or information statement required for such meeting the unanimous recommendation of the Company Board that the Company's stockholders vote in favor of the adoption of the Merger Agreement. If the Minimum Condition is satisfied, the Purchaser will have the power, which it intends to exercise, to approve the Merger Agreement without the affirmative vote or written consent of any other stockholder.

     THIS OFFER TO PURCHASE DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO ANY MEETING OF THE COMPANY'S STOCKHOLDERS OR ANY ACTION IN LIEU THEREOF. ANY SUCH SOLICITATION, IF REQUIRED, WHICH THE PURCHASER MAY MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE MINIMUM CONDITION BEING SATISFIED.

     Following the consummation or termination of the Offer, Purchaser or one of its affiliates may seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer, or otherwise, upon such terms and at such prices as it shall determine, which may be more or less than the price to be paid pursuant to the Offer.

APPRAISAL RIGHTS

     Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, stockholders of the Company at the time of the Merger who do not vote in favor of the adoption of the Merger Agreement will have the right under the DGCL to dissent and demand appraisal of, and receive payment in cash of the fair value of, their Shares outstanding immediately prior to the effective date of the Merger in accordance with Section 262 of the DGCL.

     Under the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the per Share price to be paid pursuant to the Offer or the Merger Consideration.

     In addition, several decisions by Delaware courts have held that in certain circumstances a controlling stockholder of a corporation involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of the consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

     THE FOREGOING SUMMARY OF THE RIGHTS OF OBJECTING STOCKHOLDERS DOES NOT PURPORT TO STATE ALL OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE APPRAISAL RIGHTS. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. A COPY OF SECTION 262 OF THE DGCL IS ATTACHED HERETO AS SCHEDULE IV AND THE FOREGOING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SCHEDULE IV.

CERTAIN EFFECTS OF THE TRANSACTIONS.

     As a result of the Offer, the Purchaser will acquire an interest in the Company's net book value and net earnings to the extent of the number of Shares acquired in the Offer. If the Merger is consummated, Parent's direct and indirect common equity interest in the Company would increase to 100% and Parent would be entitled to all benefits resulting from that interest, including all income generated by the Company's operations and any future increase in the Company's value. As a result of the indebtedness to be incurred in connection with the financing of the Offer and the Merger (the "Financing"), the consolidated indebtedness (including guaranteed indebtedness) of the Company may be greater than it was prior to the Financing, the equity of the Company may be lower than its equity prior to the Financing, the interest rates on such debt may be higher than the interest rates on the Company's current consolidated indebtedness, a substantial portion of the Company's assets will be pledged to secure such indebtedness and the new debt may contain more restrictions on the Company's operations than the Company's existing consolidated debt, thereby possibly reducing the Company's financial and operating flexibility. In addition, substantial cash payments will be necessary to repay the Financing. See "SPECIAL FACTORS -- Financing of the Transactions." For other effects of the consummation of the Offer and the Merger, See SPECIAL FACTORS -- The Merger Agreement and the Management Agreement" and "Effect of the Offer on the Markets for the Shares; Nasdaq Listing; Exchange Act Registration."

     Following the consummation of the Offer, the Shares may be delisted from the Nasdaq Stock Market and the registration of the Shares under the Exchange Act may be terminated. If the listing of the Shares is discontinued, the markets for the Shares could be adversely affected. In addition, if the Shares were delisted or the registration of the Shares under the Exchange Act was terminated, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Board of Governors of the Federal Reserve System and, therefore, could no longer be used as collateral for loans made by brokers. See "SPECIAL FACTORS -- Effect of the Offer on the Markets for the Shares; Stock Exchange Listings and Exchange Act Registration."

     The primary benefit of the Offer to stockholders of the Company is that they are being afforded an opportunity to sell all of their Shares for cash at a price which, in the opinion of Parent, Purchaser and the Company, is fair to such holders and is at a premium to the trading prices of the Shares prior to the announcement of the Offer.

FUTURE PLANS IN ADDITION TO THE MERGER.

     It is currently expected that initially following the purchase of the Shares and the consummation of the Offer, the business and operations of the Company will continue as they currently are conducted without substantial change. Holdings will continue to evaluate all aspects of the business, operations and management of the Company during the pendency of the Offer and after the consummation of the Offer and will take such further actions as it deems appropriate under the circumstances then existing.

     Except as described in this Offer to Purchase, none of Purchaser, Parent, Holdings, nor, to the best knowledge of Purchaser, Parent and Holdings, any of the persons listed on Schedule III have any present plans or proposals that would relate to or result in an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries or a sale or other transfer of a material amount of assets of the Company or any of its subsidiaries, any material change in the capitalization or dividend policy of the Company or any other material change in the Company's corporate structure or business or the composition of its Company Board or management. Purchaser, Parent, Holdings and the Company expect to attempt to implement the Company's strategic plan, which among other things contemplates the growth of the Company through acquisitions.

     The Purchaser presently intends following the purchase of Shares pursuant to the Offer to exercise its rights under the Merger Agreement to designate a number of persons to be elected to the Company Board sufficient to give the Purchaser representation on the Company Board proportional to its percentage ownership of Shares. The Company has agreed to promptly take all action necessary to cause Purchaser's nominees to be elected, including either increasing the size of the Company Board or securing resignations of incumbent directors or both. The Company also has agreed to use its reasonable efforts to cause Purchaser to have representation on each committee of the Company Board, each board of directors of a Controlled Entity of the Company and each committee thereof equal to its representation on the Company Board. Until Purchaser acquires a majority of the outstanding Shares on a fully diluted basis, the Company has agreed to use its reasonable best efforts to ensure that all members of the Company Board and such other boards and committees as of March 24, 1999 who are not employees of the Company remain members thereof. In connection with the designation by Purchaser of representatives to the Company Board, the Company will file with the Commission and mail to its stockholders an Information Statement pursuant to Section 14(f) of the Exchange Act.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS.

     In considering the recommendations of the Company Board with respect to the Offer and the Merger, stockholders of the Company should be aware that the Executives have certain interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of stockholders of the Company in general. As discussed above, the two Executives who are members of the Company Board abstained from voting on whether or not to approve such transactions and the disinterested members of the Company Board were aware of the interests of the Executives in the proposed transactions when deciding to approve the transactions. See "Special Factors -- Background of the Transactions" and "-- Recommendation of the Board of Directors; Fairness of the Transactions" and "The Tender Offer -- Section 10" ("Certain Legal Matters and Regulatory Approvals").

     SUBSCRIPTION AND TENDER AGREEMENTS. Concurrently with the execution and delivery of the Merger Agreement, Parent entered into the Subscription and Tender Agreements with each of Dr. Eisenberg, Dr. Gold, Michael F. Schundler, the Chief Operating Officer and Chief Financial Officer of the Company, Jay A. Martus, the Vice President, Secretary and General Counsel of the Company, and Dr. Gilbert L. Drozdow, the Vice President -- Hospital Based Services of the Company, and the Tender Agreement with

Robert J. Coward, the Vice President-Finance of the Company. The following is a summary of the Subscription and Tender Agreements and the Tender Agreement, which summary is qualified in its entirety by reference to the Subscription and Tender Agreements and the Tender Agreement, copies of which are filed as exhibits to the Schedule 13E-3 and the Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (the "Schedule 14D-1") filed by Holdings, Parent and Purchaser with the Commission and are incorporated herein by reference.

     The Subscription and Tender Agreements and the Tender Agreement provide that each Executive will validly tender his Shares in the Offer and will not withdraw any Shares so tendered; provided that the Merger Agreement has not been terminated. Each Executive also agrees, so long as such Executive is required to tender his Shares, to vote the Shares (a) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and (b) against any action or agreement that would result in a breach of any covenant, representation or warranty contained in the Merger Agreement or would impede, interfere with, delay or prevent the consummation of the Merger or the purchase of Shares pursuant to the Offer. Each Executive has agreed not to, so long as such Executive is required to tender his Shares, purport to vote (or execute a consent with respect to) such Shares (other than in accordance with the requirements of the Subscription and Tender Agreement or the Tender Agreement) or grant any proxy or power of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into any agreement, arrangement or understanding with any person (other than the Subscription and Tender Agreements and the Tender Agreement), directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of such Shares, or agree to do any of the foregoing. The Subscription and Tender Agreement and the Tender Agreement also provide that no Executive shall, so long as such Executive is required to tender Shares pursuant to the Subscription and Tender Agreement or Tender Agreement, sell, transfer or otherwise dispose of, pledge or otherwise encumber any Shares after the date of such agreement (except to tender Shares to Purchaser pursuant to the Offer), or agree to do any of the foregoing.

     Pursuant to the Subscription and Tender Agreements, each Executive party thereto has agreed to subscribe for and purchase, and Parent has agreed to issue and sell to such Executive, on the date Purchaser purchases Shares pursuant to the Offer (the "Closing Date") a specific number of shares of Parent Common Stock at a price equal to the per Share price paid pursuant to the Offer. The Stockholders have agreed to purchase an aggregate number of shares of Parent Common Stock that are expected to constitute approximately 4.8% of the shares of Parent Common Stock expected to be outstanding upon the consummation of the Merger. Notwithstanding any other provision of the Subscription and Tender Agreements, Parent shall have no obligations to issue, sell or deliver any of its shares to any Executive (i) who is not a full-time employee of, or consultant to, Parent or any of its subsidiaries on the Closing Date, (ii) whose representations and warranties contained in his Subscription and Tender Agreement are not true and correct as of the Closing Date in all material respects or (iii) who has breached his obligations under his Subscription and Tender Agreement.

     The Subscription and Tender Agreements and the Tender Agreement also provide that upon the consummation of the Merger (a) Parent shall adopt the Vestar/Sheridan Holdings, Inc. 1999 Stock Option Plan (the "Option Plan") in substantially the form attached to the Subscription and Tender Agreements and the Tender Agreement and (b) Parent shall enter into stock option agreements with each Executive in substantially the forms attached to the Subscription and Tender Agreements and the Tender Agreement pursuant to which the Executives will be granted options to purchase an aggregate of 950,000 shares of Parent Common Stock, at an exercise price per share equal to the per Share price paid pursuant to the Offer, subject to the satisfaction of certain time vesting requirements or targets relating to the financial performance of the Company which are described in the option agreements.

     STOCKHOLDERS AGREEMENT. Concurrently with the execution and delivery of the Merger Agreement, Parent, Holdings, the Company and the Executives party to Subscription and Tender Agreements entered into the Stockholders Agreement. Mr. Coward will enter into the Stockholders Agreement upon the consummation of the Merger. The following is a summary of the Stockholders Agreement, which summary is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as an exhibit to the Schedule 14D-1 and the Schedule 13E-3 and is incorporated herein by reference.

     Pursuant to the Stockholders Agreement, the shares of Parent Common Stock beneficially owned by the Executives and any other employees of Parent and its subsidiaries who become beneficial owners of Parent Common Stock (collectively, the "Management Investors") are subject to restrictions on transfer, as well as the other provisions described below.

     The Stockholders Agreement provides that Holdings and the Management Investors will vote all of their shares of Parent Common Stock to elect and continue in office a Board of Directors of Parent and each subsidiary of Parent (other than subsidiaries of the Company) consisting solely of the following:

          (a) three designees of Holdings;

          (b) two designees of the Management Investors (who shall be Mitchell Eisenberg and Lewis Gold so long as each of them is an executive officer of the Company); and

          (c) two persons to be designated by Holdings in its sole discretion after consultation with the representative of the Management Investors.

In addition, each Management Investor has agreed that until the Lapse Date (as defined in the Stockholders Agreement), he will vote all of his shares of Parent Common Stock (i) consistent with the vote of Holdings with respect to its shares of Parent Common Stock and (ii) to ratify, approve and adopt any and all actions adopted or approved by the Board of Directors of Parent.

     The Stockholders Agreement provides for customary "tag-along" and "drag-along" rights with respect to shares of Parent Common Stock beneficially owned by the Management Investors. In addition, Holdings has certain rights to require Parent to register shares of Parent Common Stock held by it under the Securities Act of 1933 (the "Securities Act"), and Holdings and the Management Investors have certain rights to participate in publicly registered offerings of Parent Common Stock initiated by Parent or other third parties.

     The Stockholders Agreement provides that upon termination of a Management Investor's employment with Parent and its subsidiaries, (a) Parent, Holdings and the Company will have call rights with respect to shares of Parent Common Stock owned by such Management Investor and certain transferees and (b) such Management Investor and certain transferees in certain limited circumstances will have a right to put shares of Parent Common Stock to the Company. The amount paid for shares of Parent Common Stock upon a put or a call will vary depending on the reason for the termination of such Management Investor's employment. The Stockholders Agreement also contains non-competition, non-solicitation and confidentiality provisions agreed to by each Management Investor who is not party to a written employment agreement with Parent or one of its subsidiaries which contains such provisions.

     EMPLOYMENT AGREEMENTS. Concurrently with the execution and delivery of the Merger Agreement, the Company entered into Employment Agreements with each of Dr. Eisenberg, Dr. Gold, Mr. Schundler and Mr. Martus. The following is a summary of the Employment Agreements, which summary is qualified in its entirety by reference to the Employment Agreements, copies of which are filed as exhibits to the Schedule 14D-1 and the Schedule 13E-3 and are incorporated herein by reference.

     The Employment Agreements shall become effective upon the purchase of Shares pursuant to the Offer. Each Employment Agreement has a five year term with automatic one year renewals thereafter, unless either party gives the other six months' written notice prior to the end of the applicable term. The Employment Agreements supersede all prior agreements and understandings between each Executive and the Company and its affiliates; provided that it shall not supersede the Executives' rights under the Company's employee benefit plans.

     The Employment Agreements provide for a one-time cash bonus at the Effective Time in the amounts of $650,000, $600,000, $250,000, and $245,000 for
Dr. Eisenberg, Dr. Gold, Mr. Schundler and Mr. Martus, respectively. In addition, the Employment Agreements provide for annual base salaries of $375,000, $350,000, $275,000 and $275,000 for Dr. Eisenberg, Dr. Gold, Mr.
Schundler and Mr. Martus, respectively. The Company has also agreed to establish an annual incentive compensation plan pursuant to which the Executives shall be eligible to receive bonuses equal to 50%, in the case of Dr. Eisenberg and Dr. Gold, or

25%, in the case of Mr. Schundler and Mr. Martus, of their annual salaries based upon satisfaction of annual performance targets established by the Company Board.

     If an Executive's employment pursuant to his Employment Agreement is terminated (i) by the Company without cause (as defined in the Employment Agreements), (ii) upon the death or permanent disability of the Executive or
(iii) by the Executive upon the occurrence of certain events, including the failure of the Company to pay the Executive's salary or provide certain benefits to which the Executive is entitled, certain relocations of the Company's offices or a material breach of the Employment Agreement by the Company, the Company shall make cash severance payments over a one year period following any such termination in an aggregate amount equal to the relevant Executive's base salary (twice the base salary in the case of Dr. Eisenberg and Dr. Gold) plus the pro rata portion of the annual bonus to which the Executive would otherwise have been entitled for the fiscal year in which such termination occurs if such Executive had remained employed by the Company for the entire fiscal year. In addition, Dr. Eisenberg's and Dr. Gold's Employment Agreements provide that if their employment is terminated due to any of the foregoing events within one year following a Change of Control (as defined), such Executive shall receive in addition to the severance amounts described above the excess of (A) the greater of (i) $1 million and (ii) twice the sum of such Executive's current base salary and the bonus he received in the prior year less (B) twice his current base salary. Payment of all severance amounts is subject to the Executive's continued compliance with his covenant not to compete with the Company.

     Each Employment Agreement also provides for termination upon mutual consent, for cause, and by the Executive upon 90 days' written notice or upon due notice not to renew at the end of his term of employment, in which event the Company has no further obligation to the Executive other than the obligations to pay accrued but unpaid salary, to provide certain continuing medical malpractice insurance coverage and to pay Executive his accrued and unpaid bonus in respect of prior completed fiscal years. If an Executive's employment is terminated because the Company decides not to renew at the end of his term of employment, such Executive shall be entitled to his accrued and unpaid salary and bonus and, provided he complies with his covenant not to compete with the Company, an amount equal to his base salary (twice the base salary in the case of Dr. Eisenberg and Dr. Gold).

     Each of the Executives is subject to certain non-competition, non-solicitation and confidentiality provisions with respect to the Company and its Controlled Entities (as defined in the Merger Agreement).

     INDEMNIFICATION. The Merger Agreement provides that for a period of six years after the Effective time the Surviving Corporation will indemnify each person who is an officer or director of the Company or its Controlled Entities on March 24, 1999 against all liabilities based upon or arising out his or her capacity as such an officer or director prior to the Effective Time, to the same extent he or she would have been indemnified under the Certificate of Incorporation or By-laws of the Company or such Controlled Entity as in effect on March 24, 1999 and to the extent permitted by law. The Surviving Corporation also is obliged to honor indemnification agreements in existence between the Company and its officers and directors. Messrs. Eisenberg, Lewis and Martus and Levey & Martus, PA and Levey, Martus & Gilbert, PA are parties to indemnification agreements with the Company with respect to certain litigation pending against them and the Company.

     The Merger Agreement also obligates the Surviving Corporation to maintain a specified level of directors' and officers' liability insurance for six years after the Effective Time covering acts and omissions alleged to have occurred before the Effective Time. See "Special Factors -- The Merger Agreement and the Management Agreement."

     EMPLOYEE BENEFITS. The Merger Agreement also requires the Surviving Corporation to maintain until the first anniversary of the consummation of the Merger benefit plans substantially comparable in the aggregate to the benefit plans in place on March 24, 1999 and disclosed to Parent. See "Special
Factors -- The Merger Agreement and the Management Agreement."

     SHARE OWNERSHIP. As of the date hereof the Executives own the following number of Shares: Dr. Eisenberg -- 208,041; Dr. Gold -- 168,826; Mr. Schundler -- 36,200; Mr. Martus -- 10,782;

Dr. Drozdow -- 48,537; and Mr. Coward -- 0. As of the date hereof the Executives beneficially own Shares issuable upon exercise of Company Options granted to them as follows: Dr. Eisenberg -- 50,000; Dr. Gold -- 37,499; Mr.
Schundler -- 37,500; Mr. Martus -- 46,174; Dr. Drozdow -- 30,000; and Mr.
Coward -- 25,200.

     STOCK OPTIONS. Under the Merger Agreement, each option to purchase Shares (a "Company Option") outstanding immediately prior to the Effective Time shall become immediately vested. Each Company Option with an exercise price per Share less than the Merger Consideration shall automatically be converted into the right to receive cash in the amount of the product of (a) the Merger Consideration minus such exercise price, multiplied by (b) the number of Shares underlying each such Company Option. Based on Merger Consideration of $9.25, the officers and directors of the Company will receive $556,058 in the aggregate in respect of their Company Options, and Messrs. Eisenberg, Gold, Schundler, Martus, Drozdow and Coward will receive $30,168, $20,618, $185,618 $179,779,
$39,551, and $86,250, respectively, in respect of their Company Options.

FINANCING OF THE TRANSACTIONS.

     The total amount of funds required by Purchaser to purchase all of the outstanding Shares pursuant to the Offer, to consummate the proposed Merger and to pay fees and expenses related to the Offer and the proposed Merger is estimated to be approximately $158 million. Purchaser plans to obtain all funds needed for the Offer and the proposed Merger through capital contributions by Parent and its affiliates and through borrowings under two credit facilities with one or more commercial banks in respect of which Purchaser has obtained a commitment letter from NationsBank, N.A. (the "NationsBank Commitment Letter") providing for a $33.2 million senior tender offer facility (the "Tender Facility") and a $125 million permanent senior secured credit facility (the "Permanent Facilities" and, together with the Tender Facility, the "Credit Facilities"). Such commitment letter indicates the bank's willingness to provide funding on customary terms and conditions. The Offer will be financed in part pursuant to the Tender Facility, with the proposed Merger being financed in part pursuant to the Permanent Facilities, under which the Company, as the Surviving Corporation in the Merger, will be the Borrower. As used herein, "Borrower" refers to Purchaser under the Tender Facility and the Company, as the Surviving Corporation in the Merger, under the Permanent Facilities. In addition, the Borrower, in lieu of utilizing a portion of the Permanent Facilities, may choose to offer debt securities to the public on terms not yet determined, (the "Alternate Financing"). Unless the Alternate Financing is utilized, Vestar will be required to provide $20 million in junior subordinated debt financing or common or preferred equity financing in lieu thereof. Proceeds of the revolving credit portion of the Permanent Facilities may be used to finance permitted acquisitions in an amount aggregating up to $50 million; provided that, if the Alternate Financing is implemented, only $45 million of such proceeds will be available to finance permitted acquisitions and only during the first three years of the Permanent Facilities. Any debt incurred to fund the purchase of the Shares in the Offer is expected to be repaid at the Effective Time from funds obtained under the Permanent Facilities.

     Based upon the commitment letter and related term sheet, the Credit Facilities will contain restrictive covenants that limit the Borrower with respect to, among other things, creating liens upon its assets and disposing of material amounts of assets other than in the ordinary course of business. The Borrower will be required to prepay the Permanent Facilities from the net cash proceeds of non-ordinary course asset sales and debt and equity issuances, with certain limited exceptions. In addition, if the Alternate Financing is utilized, the Borrower will be required to prepay the Permanent Facilities with 50% of excess cash flow commencing after the third anniversary. The Borrower will also be required to meet certain financial tests under the Credit Facilities. Obligations under the Tender Facility will be guaranteed by Parent and secured by an interest in the Shares. The Permanent Facilities will be guaranteed by Parent and subsidiaries of the Borrower (the "Guarantors") and secured by substantially all present and future assets of the Borrower and the Guarantors.

     Purchaser has obtained a commitment letter from Vestar providing for the common equity financing required to complete the transactions and for the $20 million in junior subordinated debt financing (or common or preferred equity financing in lieu thereof) that will be required if the Alternate Financing is not utilized.

THE MERGER AGREEMENT AND THE MANAGEMENT AGREEMENT.

     THE MERGER AGREEMENT. The following is a summary of the Merger Agreement, which summary is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Schedule V. Capitalized terms used and not otherwise defined below have the meanings set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer and for the acceptance for payment, purchase and payment for Shares validly tendered on or prior to the expiration of the Offer and not withdrawn, subject to the satisfaction or waiver of the Offer Conditions. Purchaser has the right, in its sole discretion, to waive any such condition and make any other changes in the terms and conditions of the Offer; provided, however, without the written consent of the Company, Purchaser may not amend or waive the Minimum Condition, decrease the price per Share payable in the Offer, change the form of consideration payable in the Offer (other than by adding consideration), reduce the maximum number of Shares to be purchased in the Offer, or impose conditions to the Offer in addition to those set forth in the Merger Agreement which are materially adverse to the holders of Shares. Purchaser has the right in its sole discretion to extend the Offer for up to five business days, notwithstanding the prior satisfaction of the Offer Condition, in order to attempt to satisfy the requirements of Section 253 of the DGCL.

     The Merger. The Merger Agreement provides that, at the Effective Time and subject to the conditions set forth therein (including the Offer Conditions described in "The Tender Offer -- Section 9" ("Certain Conditions of the Offer") and in accordance with the provisions of the DGCL, Purchaser shall merge into the Company and the separate corporate existence of Purchaser shall cease, and the Company shall continue as the Surviving Corporation of the Merger.

     Certificate of Incorporation, By-laws, Directors and Officers. The Merger Agreement provides that at the Effective Time the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be amended so as to read in its entirety in the form set forth as Exhibit A to the Merger Agreement and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter further amended as provided therein and under the DGCL. At the Effective Time, the By-laws of the Purchaser as in effect immediately prior to the Effective Time in the form set forth as Exhibit B to the Merger Agreement shall be the By-laws of the Surviving Corporation following the Merger and thereafter may be amended or repealed in accordance with their terms or the certificate of incorporation of the Surviving Corporation following the Merger and as provided under the DGCL. The Merger Agreement further provides that the directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation following the Merger, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation following the Merger, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed (as the case may be) and qualified.

     Conversion of Securities. Pursuant to the Merger Agreement, as of the Effective Time, each Share outstanding immediately prior to the Effective Time (other than any Shares owned by Parent or Purchaser and any Dissenting Shares) shall be cancelled, extinguished and converted into the right to receive the Merger Consideration, without interest, upon surrender of the certificate formerly representing such Share in the manner described in the Merger Agreement, less any withholding taxes required under applicable law.

     Each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of identical common stock of the Surviving Corporation.

     Company Options. At the Effective Time, each Company Option outstanding immediately prior to the Effective Time shall become immediately vested. Each Company Option with an exercise price per Share less than the Merger Consideration shall automatically be converted into the right to receive cash in the amount of the product of (a) the Merger Consideration minus such exercise price, multiplied by (b) the number of Shares for which such Company Option is exercisable. All other Company Options outstanding as of the Effective Time shall automatically be terminated effective as of the Effective Time.

     Dissenters' Rights. The Merger Agreement provides that any Shares outstanding immediately prior to the Effective Time held by a holder who has demanded and perfected the right, if any, for appraisal of those Shares in accordance with the provisions of Section 262 of the DGCL and as of the Effective Time has not withdrawn or lost such right to such appraisal shall not be converted into or represent a right to receive Merger Consideration, but the holder shall only be entitled to such rights as are granted by the DGCL. If a holder of Shares who demands appraisal of those Shares under the DGCL shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, those Shares shall be converted into and represent only the right to receive the Merger Consideration without interest, upon the surrender of the certificate or certificates representing those Shares.

     Interim Operations. The Company has agreed that, from March 24, 1999 until the earlier of the termination of the Merger Agreement and the time persons nominated by Parent or Purchaser constitute a majority of the Board of Directors of the Company, except as set forth in the Company Disclosure Statement (as defined in the Merger Agreement) or unless Parent shall otherwise agree in writing, the businesses and operations of the Company and its Controlled Entities will be conducted only in the ordinary course of business and in a manner consistent with past practice. The Company has also agreed that the Company and its Controlled Entities shall use their commercially reasonable efforts during such period to preserve intact the business organization and goodwill of the Company and its Controlled Entities, to keep available the services of their present officers and employees and to maintain satisfactory relationships with those persons having business relationships with them.

     The Company has also agreed that the Company and its Controlled Entities shall refrain from directly or indirectly taking various actions without Parent's consent until the time persons nominated by Parent or Purchaser constitute a majority of the Company's Board of Directors. These prohibitions cover, among other things, limitations on making changes to their organizational documents, selling their capital stock or their property or assets (other than in the ordinary course of business), declaring or paying any dividend or other distribution, entering into any material agreement or transaction, including acquisitions and dispositions, incurring debt other than in the ordinary course of business beyond specified limits, making capital expenditures beyond specified limits, increasing the compensation payable to its directors, officers and employees (except normal increases in the ordinary course of business for employees who are not directors or officers of the Company), granting any severance or termination pay (except to the extent required under existing policies or agreements), changing accounting or tax policies, settling any litigation beyond specified limits, changing the composition of the Company Board, amending, modifying or terminating any rights to intellectual property, and failing to maintain the existing insurance policies covering the Company and its subsidiaries.

     Stockholders Meeting. Pursuant to the Merger Agreement, the Company, acting through the Company Board, shall, if required in accordance with applicable law and the Company's Certificate of Incorporation and By-Laws, (i) duly call, give notice of, convene and hold a meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of adopting the Merger Agreement (the "Stockholders Meeting") and (ii) subject to its fiduciary duties under applicable law (A) include in the proxy or information statement relating to the Stockholders Meeting the unanimous recommendation of the Company Board that the stockholders of the Company vote in favor of the adoption of the Merger Agreement and the written opinions of Salomon Smith Barney and Bowles Hollowell Conner that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view and (B) use its reasonable best efforts to obtain the necessary stockholder approval of the Merger Agreement. Parent and Purchaser have agreed to cause all Shares then beneficially owned by them and their subsidiaries to be voted in favor of adoption of the Merger Agreement at any Stockholders Meeting.

     The Merger Agreement provides that, notwithstanding the foregoing, if Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer, the Company and Parent shall, subject to the provisions of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with Section 253 of the DGCL.

     Proxy Statement. The Merger Agreement provides that, if required by applicable law, as soon as practicable following Parent's request, the Company shall file with the Commission under the Exchange Act and the rules and regulations promulgated thereunder, and shall use its reasonable good faith efforts to have cleared by the Commission and mailed to the Company's stockholders, the proxy or information statement relating to the Stockholders Meeting. Parent, Purchaser and the Company have agreed to cooperate with each other in the preparation of the proxy or information statement. Without limiting the generality of the foregoing, each of Parent and Purchaser is obliged to furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company has agreed to use its best efforts, after consultation with the other parties hereto, to respond promptly to any comments made by the Commission with respect to the proxy or information statement and any preliminary version thereof filed by it and cause such proxy or information statement to be mailed to the Company's stockholders at the earliest practicable time.

     Company Board Representation. The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board as shall give Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser bears to the total number of Shares then outstanding and the Company shall, at such time, promptly take all action necessary to cause Purchaser's designees to be so elected, including either increasing the size of the Company Board or securing the resignations of incumbent directors or both. The Company has agreed to use its reasonable best efforts to cause persons designated by Purchaser to constitute the same percentage as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors of each Controlled Entity of the Company and (iii) each committee of each such board, in each case only to the extent permitted by law. Until Purchaser acquires a majority of the outstanding Shares on a fully diluted basis, the Company shall use its reasonable best efforts to ensure that all the members of the Company Board and such boards and committees as of March 24, 1999 who are not employees of the Company or its Controlled Entities shall remain members of the Company Board and such boards and committees.

     Following the election or appointment of Purchaser's designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-Laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of the directors of the Company then in office who are neither designated by Purchaser or Parent nor are employees of the Company or any of its Controlled Entities (the "Disinterested Directors"). Notwithstanding the immediately preceding paragraph, the number of Disinterested Directors shall be not less than two; provided, however, that, in such event, if the number of Disinterested Directors is reduced below two for any reason, the remaining Disinterested Director is entitled to designate a person to fill the vacancy, and such person will be deemed to be a Disinterested Director. If no Disinterested Director remains, the other directors who were directors prior to March 24, 1999 will designate two persons to fill such vacancies who cannot be employees of any of the Company and its Controlled Entities or employees, stockholders or affiliates of Parent or Purchaser, and such persons will be deemed to be Disinterested Directors.

     No Solicitations. The Merger Agreement provides that neither the Company nor any of its Controlled Entities will (whether directly or indirectly through advisors, agents or other intermediaries), nor will the Company or any of its Controlled Entities authorize or permit any of its or their officers, directors, agents, representatives, advisors or subsidiaries to, (a) solicit, initiate, encourage (including by way of furnishing information) or take any action knowingly to facilitate the submission of any inquiries, proposals or offers (whether or not in writing) from any person (other than Parent and its affiliates) relating to, other than the transactions contemplated by the Merger Agreement, (i) any acquisition or purchase of 5% or more of the consolidated assets of the Company and its Controlled Entities or of any class of equity securities of the Company or any of its Controlled Entities, (ii) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any person beneficially owning any class of equity securities of the Company or any of its Controlled Entities,
(iii) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Controlled Entities whose assets, individually or in the aggregate, constitute 5% or more of the consolidated assets of the Company, or (iv) any other transaction the consummation of which would or would reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which would or would reasonably be expected to materially dilute the benefits to Parent or Purchaser of the transactions contemplated by the Merger Agreement (collectively, "Transaction Proposals"), or agree to or endorse any Transaction Proposal, or (b) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other person any information with respect to its business, properties or assets in connection with the foregoing, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any other person (other than any of Parent and its affiliates) to do or seek any of the foregoing; provided, however, that the foregoing shall not prohibit the Company, prior to the receipt of stockholder approval of the transactions contemplated hereby, (A) from complying with Rule 14e-2 and Rule 14d-9 under the Exchange Act with regard to a bona fide tender offer or exchange offer or (B) from participating in negotiations or discussions with or furnishing information to any person in connection with a Transaction Proposal not solicited after March 24, 1999 which is submitted in writing by such person to the Company Board after March 24, 1999; provided, however, that prior to participating in any such discussions or negotiations or furnishing any information, the Company receives from such person an executed confidentiality agreement on terms not less favorable to the Company than the Confidentiality Agreement; and provided, further, that the Company Board shall have concluded in good faith, after consultation with its outside financial advisors, that such Transaction Proposal is reasonably likely to constitute a Superior Proposal (as defined below) and, after consultation with its outside legal counsel, that participating in such negotiations or discussions or furnishing such information is required in order to comply with its fiduciary duties to the stockholders of the Company under applicable law; and provided, further, that the Company Board shall not (unless it is prohibited from doing so by the terms of the Transaction Proposal), take any of the foregoing actions prior to two business days after it provides Parent with prompt (but in no event later than 24 hours after the occurrence or commencement of such action) written notice thereof. If the Company Board receives a Transaction Proposal, then the Company shall, to the extent not prohibited in good faith by the terms of such Transaction Proposal, promptly inform Parent of the terms and conditions of such proposal and the identity of the person making it.

     The Merger Agreement required the Company to cease and cause its advisors, agents and other intermediaries to cease any and all activities, discussions or negotiations with any parties conducted prior to March 24, 1999 with respect to any of the foregoing and to use its reasonable best efforts to cause any such parties in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information in the possession of any such party or in the possession of any agent or advisor of any such party. The Company has agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party. "Superior Proposal" is defined as any of the transactions described in clause (i), (ii) or (iii) of the definition of Transaction Proposal (with all of the percentages included in the definition of such term raised to 51% for purposes of the definition) with respect to which the Company Board shall have concluded in good faith, after consultation with its outside legal counsel and financial advisors, is reasonably likely to be completed, taking into account all legal, financial, regulatory and other aspects of the Transaction Proposal, including the status of the financing therefor, and the person making the proposal, and would, if consummated, result in a transaction more favorable to the Company's stockholders from a financial point of view than the transactions contemplated by the Merger Agreement, including the Merger.

     Employee Benefits Plans. The Merger Agreement provides that the Surviving Corporation must maintain benefit plans substantially comparable in the aggregate to the benefit plans in place on March 24, 1999 and disclosed to Parent for a period of at least one year following the Effective Time. For purposes of satisfying the terms and conditions of such plans, the Surviving Corporation must give full credit for eligibility and vesting (but not benefit accrual) for each participant's period of service with the Company prior to the Effective Time. To the extent the Surviving Corporation's benefit plans provide medical or dental welfare benefits after the Effective Time, the Surviving Corporation must cause all pre-existing condition exclusions and actively at work requirements to be waived to the extent such exclusions and work requirements have been satisfied under medical and dental plans in place on March 24, 1999 and the Surviving Corporation must provide that any expenses incurred on or before the Effective Time will be taken into account under the Surviving Corporation's benefit plans for purposes of satisfying the applicable deductible, coinsurance and maximum out-of-pocket provisions for such employees and their covered dependents.

     Indemnification of Directors and Officers. The Merger Agreement provides that for a period of six years after the Effective Time the Surviving Corporation must indemnify and hold harmless, and to honor its separate indemnification agreements with, each person who is an officer or director of the Company or its Controlled Entities on March 24, 1999 (an "Indemnified Person") from and against all damages, liabilities, judgments and claims (and related expenses including, but not limited to, attorney's fees and amounts paid in settlement) based upon or arising from his or her capacity as an officer or director of the Company or its Controlled Entities prior to the Effective Time, to the same extent he or she would have been indemnified under the Certificate of Incorporation or By-laws of the Company or the applicable Controlled Entity as such documents were in effect on March 24, 1999 and to the extent permitted under applicable law.

     The Merger Agreement also provides that for a period of six years after the Effective Time the Surviving Corporation must maintain in full force and effect
(i) the Company's directors' and officers' liability insurance policy in existence on February 19, 1999 or (ii) a substantially similar policy maintained by the Surviving Corporation providing for coverages of not less than $5,000,000 for acts and/or omissions alleged to have occurred prior to the Effective Time; provided that (x) the Surviving Corporation is not required to spend an aggregate amount for such coverage in excess of $380,000; and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation is obligated to obtain a policy with the best coverage available, in the reasonable judgment of the Board of Directors of the Surviving Corporation, for an aggregate cost not exceeding such amount, and (y) such policies may in the sole discretion of the Surviving Corporation be one or more "tail" policies for all or any portion of the full six year period.

     Further Action; Reasonable Best Efforts. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, each of the parties thereto shall use its reasonable best efforts to take, or cause to be taken, all action, and to do or cause to be done, and to assist and cooperate with the parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement and the Stockholder Documents in the most expeditious manner practicable. The Merger Agreement further provides that the Company must use its commercially reasonable best efforts to obtain all consents, approvals, agreements, extensions or other waivers of rights necessary to ensure that all Leases (as defined in the Merger Agreement) and other Material Contracts (as defined in the Merger Agreement) remain in full force and effect for the benefit of the Company after the Effective Time on substantially the same terms and conditions as in effect on the date of the Merger Agreement (without any material increase in amounts payable by the Company thereunder). The Company must file with the Internal Revenue Service a Form 3115 in form and substance satisfactory to Parent and duly executed and acknowledged requesting permission for the Company and each of the entities with which the Company files a consolidated Federal income tax return to change the method of accounting for taxable gross revenues to the non-accrual experience method as defined in Internal Revenue Code Section 448(d)(5).

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto. Representations and warranties of the Company include, without limitation, certain matters concerning the Company's capitalization, the Company's authority to execute, deliver and perform under, and the Company Board's approval of, the Offer, the Merger, the Merger Agreement, the Stockholder Documents and the transactions contemplated thereby, absence of any conflicts with charter documents and contracts, required filings and consents, compliance with law, Commission filings and financial statements, absence of certain changes or events, absence of litigation, employee benefit plans, tax matters, environmental matters, interim conduct of business, billing and coding, properties, 1998 financial statements, brokers and year 2000 issues. Some of the representations are qualified by a "Material Adverse Effect" clause. "Material Adverse Effect" means
(a) any change or effect that individually or in the aggregate would be materially adverse to the business, operations, assets, liabilities, financial condition or results of operations of such entity and its subsidiaries and controlled entities taken as a whole or (b) a material impairment on the ability of such entity or its subsidiaries and controlled entities taken as a whole to perform any of their material obligations under the Merger Agreement or to consummate the Merger.

     Representations and warranties of Parent and Purchaser include, without limitation, certain matters relating to their organization and qualification to do business, their authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, their filings with the Commission in connection with the Offer, consents and approvals required for the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby, brokers and commitment letters. Some of the representations are qualified by a "Material Adverse Effect" clause.

     Conditions of the Merger. Under the Merger Agreement, the respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) if required by the DGCL, the Merger Agreement shall have been adopted by the requisite vote of the stockholders of the Company; (b) no preliminary or permanent injunction or other order, decree, statute, rule or regulation by any federal or state court or federal, state, local or other governmental authority which prevents the consummation of the Merger shall have been issued and remain in effect; (c) any waiting period applicable to the consummation of the Merger under the HSR Act shall have terminated or expired; and (d) Purchaser shall have purchased Shares pursuant to the Offer. In addition, the obligations of Parent and Purchaser to effect the Merger are subject to the additional condition that funding under the Permanent Facilities in the amounts and on the other terms and conditions set forth in the NationsBank Commitment Letter shall have been received.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the adoption of the Merger Agreement by the stockholders of the Company:

          (a) By mutual written consent of Parent, Purchaser and the Company;

          (b) By Parent or the Company, if any court of competent jurisdiction or other governmental authority located or having jurisdiction within the United States shall have issued an order, injunction, decree, judgment or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, injunction, decree, judgment, ruling or other action is or shall have become final and nonappealable;

          (c) By Parent, if due to an occurrence or circumstance which resulted in a failure to satisfy any of the Offer Conditions (other than as a result of a material breach by Parent or Purchaser of any of its obligations under the Merger Agreement), Purchaser shall have (i) terminated the Offer or
     (ii) failed to pay for Shares pursuant to the Offer on or prior to May 31, 1999 (the "Outside Date");

          (d) By the Company, prior to the purchase of Shares pursuant to the Offer, if (i) pursuant to and in compliance with the Merger Agreement, the Company Board withdraws, modifies or amends in a manner adverse to Parent or Purchaser any of its recommendations described in the Merger Agreement (or publicly announces its intention to do so), or (ii) the Company or the Company Board approves a Superior Proposal; provided, however, that (A) the Company shall have complied with the Merger Agreement, (B) the Company Board shall have concluded in good faith, after consultation with its outside legal counsel and financial advisors, that such proposal is a Superior Proposal and (C) the Company Board shall have concluded in good faith, after consultation with its outside legal counsel, that approving and entering into an agreement in connection with, and consummating, such Superior Proposal is required in order to comply with its fiduciary duties to the stockholders of the Company under applicable law; provided, that the Merger Agreement may not be terminated pursuant thereto unless (x) concurrently with such termination, the Company pays to Parent the Termination Fee (as hereinafter defined) and (y) the Company shall have provided Parent with at least two business days advance notice of such termination.

          (e) By Purchaser, prior to the purchase of Shares pursuant to the Offer, if the Company or the Company Board shall have (i) withdrawn, modified or amended in any respect adverse to Parent or

     Purchaser any of its recommendations described in the Merger Agreement (or publicly announced its intention to do so), (ii) failed as promptly as reasonably practicable to mail the Company's Solicitation/Recommendation Statement on Schedule 14D-9 in respect of the Offer (the "Schedule 14D-9") to its stockholders or failed to include in such Schedule 14D-9 such recommendations, (iii) approved, recommended or entered into an agreement with respect to, or consummated, any Transaction Proposal from a person other than Parent or any of its affiliates, (iv) resolved to do any of the foregoing, or (v) in response to the commencement of any tender offer or exchange offer (other than the Offer) for outstanding Shares, not recommended rejection of such tender offer or exchange offer.

          (f) By the Company, prior to the purchase of Shares pursuant to the Offer, if (i) Parent or Purchaser breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement and such breach is reasonably likely to have a Material Adverse Effect on Parent and, with respect to any such breach that it is reasonably capable of being remedied, the breach is not remedied prior to the earlier of (x) 20 days after the Company has furnished Parent with written notice of such breach or (y) two business days prior to the date on which the Offer expires, or (ii) Purchaser shall have (A) terminated the Offer or (B) failed to pay for Shares pursuant to the Offer on or prior to the Outside Date (unless such failure is caused by or results from the breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement).

          (g) By Parent, if (i) the Company breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement and such breach is reasonably likely to have a Material Adverse Effect on the Company and, with respect to any such breach that is reasonably capable of being remedied, the breach is not remedied prior to the earlier of (x) 20 days after Parent has furnished the Company with written notice of such breach or (y) two business days prior to the date on which the Offer expires, or (ii) the Minimum Condition shall not have been satisfied by the expiration date of the Offer as it may have been extended pursuant to the Merger Agreement and on or prior to such date (A) any person (including the Company but not including any of Parent and its other affiliates) shall have made a public announcement, public disclosure or other formal communication to the Company or its stockholders with respect to a Transaction Proposal or (B) any person (including the Company or any of its Controlled Entities), other than Parent or any of its affiliates, shall have become (and remain at the time of termination) the beneficial owner of 19.9% or more of the Shares (provided that any person who on March 24, 1999 beneficially owns 19.9% or more of the Shares shall not have become the beneficial owner of an additional 3% of the Shares) (unless such person shall have tendered and not withdrawn such person's Shares pursuant to the Offer).

     Termination Fee and Expenses. (a) The Company shall (provided that neither Parent nor Purchaser is then in material breach of its obligations under the Merger Agreement) upon the termination of the Merger Agreement if such termination shall have occurred, in whole or in part, by reason of the failure of any of the Offer Conditions set forth in paragraphs (a), (b), (d), (e), (f) and (i) thereof or the Financing Condition (unless such financing is not received due to (i) the occurrence of a material disruption of or material adverse change in financial, banking or capital market conditions, (ii) a competing offering, placement or arrangement of debt securities or bank financing by or on behalf of the Company or any Controlled Entity thereof that was undertaken by, on behalf of (with Parent's or Purchaser's consent), or at the direction of Parent or its affiliates, or (iii) a material disruption or material adverse change in the market for new issues of high yield securities or the financial or capital markets in general), or paragraphs (d), (e) or (f) (ii) under "Termination" above if Parent could have terminated the Merger Agreement and such termination would have occurred, in whole or in part, for any of the reasons set forth earlier in this sentence with respect to a termination pursuant to paragraphs (c) or (g) under "Termination" above, promptly, but in no event later than two business days following written notice thereof, together with reasonable supporting documentation, reimburse Parent and Purchaser, in an aggregate amount of up to $3,000,000, for all reasonable out-of-pocket expenses and fees (including fees payable to all banks, investment banking firms and other financial institutions, and their respective agents and counsel, and all fees of counsel, accountants, financial printers, advisors, experts and consultants to Parent and its affiliates), whether incurred prior to, concurrently with or after the execution of the Merger Agreement in connection with the Offer or the Merger or the consummation of any other transaction contemplated by the Merger Agreement or the Stockholder Documents, the financing thereof or consents related thereto (collectively, the "Expenses"). Such payment, together with any Termination Fee which may be paid, shall serve as full liquidated damages in respect of such breach, and Parent and Purchaser have waived all claims against the Company and its Controlled Entities in respect of breach or breaches occasioning the payment pursuant hereto. It is understood that if Purchaser is paid a Termination Fee (as defined below), to the extent not previously paid, no amounts shall be payable as Expenses.

     (b) If the Merger Agreement is terminated by the Company pursuant to paragraph (d) under "Termination" or by Purchaser pursuant to paragraph (e) under "Termination" above, the Company shall pay to Parent by wire transfer of immediately available funds to an account designated by Parent on the next business day following such termination (or, in the case of a termination pursuant to paragraph (d) under "Termination" above, prior to the effectiveness of such termination) an amount equal to $6,400,000 (the "Termination Fee") less any amount previously paid to Parent in respect of Expenses.

     (c) If all of the following events have occurred:

          (i) a Transaction Proposal is commenced, publicly disclosed, publicly proposed or otherwise formally communicated to the Company or its stockholders at any time on or after March 24, 1999 but prior to any termination of the Merger Agreement and either (A) Parent terminates the Merger Agreement pursuant to paragraph (c) under "Termination" above (unless such termination shall have occurred, in whole or in part, due to the failure of the condition set forth in paragraph (c) of the Offer Conditions or of the Financing Condition due to, in the case of the failure of the Financing Condition, (i) the occurrence of a material disruption of or material adverse change in financial, banking or capital market conditions, (ii) a competing offering, placement or arrangement of debt securities or bank financing by or on behalf of the Company or any Controlled Entity thereof that was undertaken by or on behalf of (with Parent's or Purchaser's consent), or at the direction of Parent or any of its affiliates, or (iii) a material disruption or material adverse change in the market for new issues of high yield securities or the financial or capital markets in general) or (B) the Company terminates the Merger Agreement pursuant to paragraph (f)(ii) under "Termination" above or (C) Parent terminates the Merger Agreement pursuant to paragraph (g) under "Termination" above; and

          (ii) thereafter, within 12 months of the date of such termination, the Company enters into a definitive agreement with respect to, or consummates, the Transaction Proposal referred to in clause (i) above or a Superior Proposal (whether or not such Superior Proposal was commenced, publicly disclosed, publicly proposed or otherwise communicated to the Company or its stockholders prior to such termination);

     then, the Company shall pay to Parent, concurrently with the earlier of the execution of such definitive agreement or the consummation of such Transaction Proposal, an amount equal to the Termination Fee (less any amount previously paid to Parent in respect of Expenses).

     (d) Purchaser shall (provided that the Company is not then in material breach of any of its representations, warranties or obligations under the Merger Agreement), following the termination of the Merger Agreement in accordance with paragraph (f) under "Termination" above (if such termination shall have occurred by reason of a material breach by Parent or Purchaser of any of its material obligations under the Merger Agreement), promptly, but in no event later than two business days following written notice thereof, together with reasonable supporting documentation, reimburse the Company, in an aggregate amount of up to $1,000,000, for all reasonable out-of-pocket expenses and fees (including those payable to investment banking firms and other financial institutions, and their respective agents and counsel and all fees of counsel, accountants, financial printers, advisors, experts and consultants to the Company and its affiliates), whether incurred prior to, concurrently with or after the execution of the Merger Agreement, in connection with the Offer or the Merger or the consummation of any other transaction contemplated thereby or by the Stockholder Documents, the financing thereof or consents related thereto. Such payment shall serve as full liquidated damages in respect of such breach and the Company has waived, on behalf of itself and its

Controlled Entities, all claims against Parent and its affiliates in respect of the breach or breaches occasioning the payment pursuant to such provisions.

     (e) Except as otherwise specifically provided in the Merger Agreement, each party thereto shall bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby; provided that all expenses of Parent and Purchaser shall be paid by the Surviving Corporation at or following the Effective Time.

     Guaranty. Concurrently with the execution and delivery of the Merger Agreement, Vestar entered into a Guaranty Agreement with the Company pursuant to which Vestar irrevocably guaranteed the payment of Parent's obligations to the Company described in paragraph (d) under "Termination Fee and Expenses." The foregoing summary of the Guaranty Agreement is qualified in its entirety by reference to the Guaranty Agreement, a copy of which is filed as an exhibit to the Schedule 14D-1 and the Schedule 13E-3 and is incorporated herein by reference.

MANAGEMENT AGREEMENT. Concurrently with the execution and delivery of the Merger Agreement, Vestar Capital Partners, a New York general partnership affiliated with Vestar ("Vestar Capital"), the Company and Parent entered into a Management Agreement (the "Management Agreement"). The following is a summary of the Management Agreement, which summary is qualified in its entirety by reference to the Management Agreement, a copy of which is filed as an exhibit to the Schedule 14D-1 and the Schedule 13E-3 and is incorporated herein by reference.

     Pursuant to the Management Agreement, Vestar Capital has agreed commencing upon the Effective Time to render to each of Parent and the Company (and their subsidiaries) certain advisory and consulting services. In consideration of those services, Parent and the Company jointly and severally agreed to pay to Vestar Capital an aggregate per annum management fee equal to the greater of (i) $300,000 and (ii) an amount per annum equal to 1.5% of the consolidated earnings before depreciation, interest, taxes and amortization of Parent and its subsidiaries for such fiscal year, determined in accordance with generally accepted accounting principles, commencing at the Effective Time. Parent and the Company also jointly and severally agreed to pay Vestar Capital at the Effective Time a transaction fee equal to $1.6 million plus all out-of-pocket expenses incurred by Vestar Capital prior to the Effective Time for services rendered by Vestar Capital in connection with the consummation of the Offer and the Merger. Parent and the Company also jointly and severally agreed to indemnify Vestar Capital and its affiliates from and against all losses, claims, damages and liabilities arising out of the performance by Vestar Capital of its services pursuant to the Management Agreement. The Management Agreement shall terminate upon the earlier to occur of (i) the termination of the Merger Agreement or (ii) such time after the Effective Time as Vestar Capital and its partners and their respective affiliates thereof hold, in the aggregate, less than 20% of the voting power of the Company's outstanding voting stock.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The summary of tax consequences set forth below is for general information only and is based on the law as currently in effect. The tax treatment of each stockholder will depend in part upon such stockholder's particular situation. Special tax consequences not described herein may be applicable to particular classes of taxpayers, such as financial institutions, broker-dealers, insurance companies, foreign corporations, foreign partnerships, foreign trusts, foreign estates, persons who are not citizens or residents of the United States, tax-exempt entities, stockholders who acquired their Shares through the exercise of an employee stock option or otherwise as compensation, and persons who received payments in respect of options to acquire Shares. ALL STOCKHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX LAWS AND CHANGES IN SUCH TAX LAWS.

     The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be a taxable transaction under applicable state, local, foreign income or other tax laws. Generally, for federal income tax purposes, a stockholder will recognize gain or loss in an amount equal to the difference between the cash received by the stockholder pursuant to the Offer or the Merger and the stockholder's adjusted tax basis in the Shares purchased pursuant to the Offer or converted into cash in the Merger. Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer or converted in the Merger, as the case may be. For Federal income tax purposes, such gain or loss will be a capital gain or loss if the Shares are a capital asset in the hands of the stockholder, and a long-term capital gain or loss if the stockholder's holding period is more than one year as of the date Purchaser accepts such Shares for payment pursuant to the Offer or the Effective Time of the Merger, as the case may be. In the case of a non-corporate stockholder, capital gain is currently eligible for a maximum Federal income tax rate of 20% (10% for non-corporate stockholders in the 15% tax bracket) if the Shares were held for more than one year. There are limitations on the deductibility of capital losses.

EFFECTS OF THE OFFER ON THE MARKETS FOR THE SHARES; NASDAQ LISTING; EXCHANGE ACT REGISTRATION.

     The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. Following the completion of the Offer, a majority of the outstanding Shares will be owned by Purchaser.

     Depending upon the number of Shares purchased pursuant to the Offer, the Common Stock may no longer meet the requirements of the National Association of Securities Dealers, Inc. (the "NASD") for continued inclusion in Nasdaq, which requires that for each class of shares listed by an issuer, there must be at least 200,000 publicly held shares, held by at least 400 stockholders or 300 stockholders of round lots, with a market value of at least $1,000,000 and the issuer must have net tangible assets of at least $1,000,000, $2,000,000 or $4,000,000, depending on profitability levels during the issuer's four most recent fiscal years. If these standards are not met, the Common Stock might nevertheless continue to be included in the NASD's Nasdaq Stock Market (the "Nasdaq Stock Market") with quotations published in Nasdaq "additional list" or in one of the "local lists," but if the number of holders of the Common Stock were to fall below 300, or if the number of publicly held shares of Common Stock were to fall below 100,000 or there were not at least two registered and active market makers for the Common Stock, the NASD's rules provide that the Common Stock would no longer be "qualified" for Nasdaq Stock Market reporting and Nasdaq Stock Market would cease to provide any quotations with respect thereto. Shares of Common Stock held directly or indirectly by directors, officers or beneficial owners of more than 10% of the outstanding Common Stock are not considered as being publicly held for this purpose. As of March 16, 1999, there were approximately 950 holders of record or through nominee or street name accounts with brokers of Common Stock and there were 6,290,178 shares of Common Stock outstanding. As of March 24, 1999 there was one holder of all outstanding shares of Class A Common Stock. If as a result of the purchase of Shares pursuant to the Offer or otherwise, the Common Stock no longer meets the requirements of the NASD for continued inclusion in Nasdaq or in any other tier of Nasdaq Stock Market and the Common Stock is no longer included in Nasdaq or in any other tier of Nasdaq Stock Market, as the case may be, the market for Common Stock could be adversely affected.

     If Nasdaq were to delist the Common Stock, it is possible that the Common Stock would continue to trade in the over-the-counter market and that price or other quotations would be reported through other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Common Stock on the part of the securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Purchaser cannot predict whether the reduction in the number of shares of Common Stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of Common Stock or whether it would cause future market prices to be greater or less than the Offer price.

     The Common Stock is currently registered under the Exchange Act and the Class A Common Stock is not so registered. The purchase of Shares pursuant to the Offer may result in the Common Stock becoming eligible for deregistration under the Exchange Act. Registration of the Common Stock may be terminated upon application of the Company to the Commission if the Common Stock is not listed on a national securities exchange and there are fewer than 300 holders of record. The termination of the registration of the Common Stock under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of shares of Common Stock and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Common Stock or the holders thereof, as the case may be. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of the securities pursuant to Rule 144 under the Securities Act.

     The shares of Common Stock, but not the Class A Common Stock, are currently "margin securities" under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Common Stock for the purpose of buying, carrying or trading in securities ("purpose loans"). Depending upon factors similar to those described above with respect to listing and market quotations, it is possible that, following the Offer, the Common Stock might no longer constitute "margin securities" for the purpose of the Federal Reserve Board's margin regulations and therefore could no longer be used as collateral for purpose loans made by brokers.

                                THE TENDER OFFER

     1. Terms of the Offer; Expiration Date. Upon the terms and subject to the conditions of the Offer (including if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment, purchase and pay for all Shares validly tendered on or prior to the Expiration Date and not properly withdrawn as permitted by Section 4 ("Withdrawal Rights"). The term "Expiration Date" means 12:00 Midnight, New York City time, on Tuesday, April 27, 1999, unless and until Purchaser, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, SATISFACTION OF THE MINIMUM CONDITION AND THE FINANCING CONDITIONS. SEE SECTION 9 ("CERTAIN CONDITIONS OF THE OFFER"), WHICH SETS FORTH IN FULL THE OFFER CONDITIONS. SUBJECT TO THE PROVISIONS OF THE MERGER AGREEMENT AND THE APPLICABLE RULES AND REGULATIONS OF THE COMMISSION, PURCHASER RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO WAIVE ANY OR ALL CONDITIONS TO THE OFFER (OTHER THAN THE MINIMUM CONDITION) AND TO MAKE ANY OTHER CHANGES IN THE TERMS AND CONDITIONS OF THE OFFER. SUBJECT TO THE PROVISIONS OF THE MERGER AGREEMENT AND THE APPLICABLE RULES AND REGULATIONS OF THE COMMISSION, IF BY THE EXPIRATION DATE ANY OR ALL OF SUCH OFFER CONDITIONS HAVE NOT BEEN SATISFIED, PURCHASER RESERVES THE RIGHT (BUT SHALL NOT BE OBLIGATED) TO (i) TERMINATE THE OFFER AND RETURN ALL TENDERED SHARES TO TENDERING STOCKHOLDERS, (ii) WAIVE SUCH UNSATISFIED CONDITIONS (OTHER THAN THE MINIMUM CONDITION) AND PURCHASE ALL SHARES VALIDLY TENDERED OR (iii) EXTEND THE OFFER AND, SUBJECT TO THE TERMS OF THE OFFER (INCLUDING THE RIGHTS OF STOCKHOLDERS TO WITHDRAW THEIR SHARES), RETAIN THE SHARES WHICH HAVE BEEN TENDERED, UNTIL THE OFFER, AS SO EXTENDED BY PURCHASER, SHALL EXPIRE.

     Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the Offer Conditions shall have occurred or shall have been determined by Purchaser to have occurred, to (i) extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and (ii) amend the Offer in any respect by giving oral or written notice of such amendment to the Depositary. Under the terms of the Merger Agreement, however, without the written consent of the Company, Purchaser may not amend or waive the Minimum Condition, decrease the price per Share payable in the Offer, change the form of consideration payable in the Offer (other than by adding consideration), reduce the maximum number of Shares to be purchased in the Offer, or impose conditions to the Offer in addition to those set forth in the Merger Agreement which are materially adverse to the holders of Shares. Purchaser shall have no obligation to pay interest on the purchase price of tendered Shares, including in the event Purchaser exercises its right to extend the period of time during which the Offer is open. The foregoing rights reserved by Purchaser are in addition to Purchaser's rights to terminate the Offer upon the failure of the Offer Conditions to be satisfied on the Expiration Date. Notwithstanding the foregoing, Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer, and Purchaser may extend the Offer for up to the five business days, notwithstanding the prior satisfaction of the Offer Conditions, in order to attempt to satisfy the requirements of Section 253 of the DGCL. Subject to the terms and conditions of the Offer, Purchaser will accept for payment, purchase and pay for all Shares validly tendered and not withdrawn as soon as it is permitted to do so in accordance with the provisions of the Merger Agreement and under applicable law.

     Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made in accordance with Rule 14e-1(d) under the Exchange Act, no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, except as provided by applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

     If Purchaser makes a material change in the terms of the Offer or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the materiality, of the changes. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought, a minimum 10 business day period from the day of such change is generally required to allow for adequate dissemination to stockholders. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday, or a federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

     The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed by Purchaser to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

     2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. The obligation of Purchaser to accept for payment Shares tendered shall be subject to the satisfaction of the Offer Conditions. Purchaser covenants and agrees that, subject to the terms and conditions of the Merger Agreement, including the Offer Conditions, it will accept for payment and pay for Shares validly tendered and not withdrawn pursuant to the Offer as promptly as reasonably practicable. In addition, subject to the applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares pending receipt of any other regulatory approvals specified in Section 10 ("Certain Legal Matters and Regulatory Approvals"). Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act.

     For information with respect to approvals required to be obtained prior to the consummation of the Offer, including the HSR Act, see Section 10 ("Certain Legal Matters and Regulatory Approvals").

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares ("Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at the Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3 ("Procedure for Tendering Shares"), (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

     The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to stockholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID OR ACCRUED FOR THE BENEFIT OF HOLDERS OF SHARE CERTIFICATES ON THE PRICE PER SHARE PAYABLE UPON THE SURRENDER OF THE SHARE CERTIFICATES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. If for any reason acceptance for payment of or payment for any Shares tendered pursuant to the Offer is delayed or Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then without prejudice to Purchaser's rights set forth herein, the Depositary may nevertheless, on behalf of Purchaser and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering stockholder is entitled to and duly exercises withdrawal rights as described in Section 4 ("Withdrawal Rights").

     If any tendered Shares are not accepted for payment for any reason or if Share Certificates are submitted for more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 ("Procedure for Tendering Shares"), such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

     Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     3. PROCEDURE FOR TENDERING SHARES. Valid Tenders. Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (i) Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date or (ii) the guaranteed delivery procedures described below must be complied with. If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) must accompany each such delivery.

     Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other documents required by the Letter of Transmittal, must in any case be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with.

     DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) which is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (any such financial institution an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holder of the Shares tendered and such holder has not completed the box entitled "Special Payment Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

     If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or Share Certificates not accepted for payment or not tendered are to be returned, to a person other than the registered holder, the Share Certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name of the registered holder appears on such certificates, with the signatures on such certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 of the Letter of Transmittal.

     If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and any other documents required by the Letter of Transmittal must accompany each such delivery.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share Certificates are not immediately available, or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary on or prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form made available by Purchaser is received by the Depositary as provided below on or prior to the Expiration Date; and

          (iii) the Share Certificates (or a Book-Entry Confirmation), representing all tendered Shares in proper form for transfer, together with the Letter of Transmittal (or a facsimile thereof) properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution and a representation that the stockholder owns the Shares tendered within the meaning of, and that the tender of the Shares effected thereby complies with, Rule 14e-4 under the Exchange Act, each in the form set forth in such Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, such Shares, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time and will depend upon when Share Certificates or Book-Entry Confirmations of such Shares are received into the Depositary's account at the Book-Entry Transfer Facility.

     Appointment as Proxy. By executing the Letter of Transmittal, a tendering stockholder irrevocably appoints designees of Purchaser and each of them as such stockholder's attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other Shares, other securities or rights issued or issuable in respect of such Shares on or after the date hereof). All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by such stockholder with respect to such Shares will be revoked without further action, and no subsequent powers of attorney and proxies may be given nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). The designees of Purchaser will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares and other securities, including voting at any meeting of stockholders.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, the Parent, Holdings, any of their affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Backup Federal Income Tax Withholding and Substitute Form W-9.   Under the
"backup withholding" provisions of federal income tax law, the Depositary may be required to withhold 31% of the amount of any payments of cash pursuant to the Offer. In order to avoid backup withholding, each stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the payor of such cash with such stockholder's correct taxpayer identification number ("TIN") on a substitute Form W-9 and certify, under penalties of perjury, that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service ("IRS") may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the substitute Form W-9 included in the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). Certain stockholders (including among others all corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign stockholders should complete and sign a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 of the Letter of Transmittal.

     Other Requirements. Purchaser's acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer, including the tendering stockholder's representation and warranty that the stockholder is the holder of the Shares within the meaning of, and that the tender of the Shares complies with, Rule 14e-4(a)(4) under the Exchange Act.

     4. WITHDRAWAL RIGHTS. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable except that they may be withdrawn after May 29, 1999 unless theretofore accepted for payment as provided in this Offer to Purchase. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to purchase Shares validly tendered pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except as otherwise described in this Section 4.

     For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the class and number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of the certificates, the name of the registered holder (if different from the tendering stockholder) and the serial numbers shown on such certificates must be submitted to the Depositary, together with a signed notice of withdrawal, the signatures on which must be guaranteed by an Eligible Institution unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in
Section 3 ("Procedures for Tendering Shares"), any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. Purchaser reserves the absolute right to reject any and all withdrawals determined by it not to be in proper form. Purchaser also reserves the absolute right to waive any defect or irregularity in any withdrawal of Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No withdrawal of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, the Parent, Holdings, any of their affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 ("Procedures for Tendering Shares").

     5. PRICE RANGE OF SHARES; DIVIDENDS. According to the Company's 1998 Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "1998 Annual Report"), the Shares are listed and traded on Nasdaq under the symbol "SHCR". The following table sets forth, for the quarters indicated, the high and low sales prices per Share on Nasdaq with respect to periods occurring in 1997 and 1998 as reported by the Dow Jones News Service. The Company has never paid any dividends on Shares.

                                                              HIGH    LOW
                                                              ----    ---
YEAR ENDED DECEMBER 31, 1997:
  First Quarter.............................................  $10 1/16 $ 5 5/8
  Second Quarter............................................   11 1/4   7
  Third Quarter.............................................   13 5/8  10 1/8
  Fourth Quarter............................................   16 1/2  12 1/4
YEAR ENDED DECEMBER 31, 1998:
  First Quarter.............................................  $17 1/2 $12 3/4
  Second Quarter............................................   17      11
  Third Quarter.............................................   12 1/2   8 9/16
  Fourth Quarter............................................    9 1/4   6 1/2

     On March 24, 1999, the last full trading day prior to announcement of the execution of the Merger Agreement, the closing sale price per Share reported on Nasdaq was $8.50. On March 30, 1999, the last full trading day before commencement of the Offer, the closing sale price per Share reported on Nasdaq was $8.75. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     6. CERTAIN INFORMATION CONCERNING THE COMPANY. The information concerning the Company contained in this Offer to Purchase, including without limitation financial information, information concerning the background of the transactions contemplated by the Merger Agreement, the recommendation of the Company Board, the presentations, analyses and opinions of the Financial Advisors and the interests of certain directors and officers of the Company in the transactions contemplated by the Merger Agreement, has been furnished by the Company or its representatives or taken from or based upon publicly available reports on file with the Commission and other public sources. The summary information set forth below is qualified in its entirety by reference to such publicly available information (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available documents filed by the Company with the Commission and other publicly available information. Although Purchaser, Parent and Holdings do not have any knowledge that would indicate that any statements contained herein based upon such information is untrue, neither Purchaser, Parent nor Holdings assumes any responsibility for the accuracy or completeness of such information, or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but which are unknown to Purchaser, Parent and Holdings.

     General. The Company was incorporated in Delaware in January 1994. The Company's principal executive offices are located at 4651 Sheridan Street, Suite 400, Hollywood, Florida 33021. The telephone number of the Company at such offices is (954) 987-5822.

     The Company is a physician practice management company which provides and manages practices which provide specialist physician services at hospitals and ambulatory surgical facilities in the areas of anesthesia, neonatology, pediatrics, obstetrics and emergency services and owns and operates, or manages, office-based obstetrical, general surgical, gynecologic-oncology, pain management, perinatology and primary care practices. The Company derives substantially all of its revenue from the medical services provided by the physicians who are employed by the Company or whose practices are managed by the Company. The Company generates revenue from its specialist physician services by directly billing third-party payors or patients on a fee-for-service or discounted fee-for-service basis. In addition, several hospitals at which the Company provides specialist physician services pay subsidies to the Company to supplement revenue from billings to third-party payors. The Company generates revenue from its office-based physician services pursuant to various payment arrangements, including shared-risk capitation arrangements, fee-for-service or discounted fee-for-service arrangements and other capitation arrangements.

     The Company's objective is to expand its business by increasing the number of hospitals and other health care facilities at which it provides specialist physician services, providing physician services in additional specialties to existing hospital customers and acquiring additional physician practices. One of the Company's key strategies is to create integrated networks providing women's and children's healthcare services, consisting of both hospital-based and office-based physicians in various complementary specialties that support the Company's hospital customers. As of March 12, 1999, the Company employed, or managed the practices of, approximately 237 full-time equivalent physicians practicing under 55 specialty service contracts with 38 health care facilities and at 28 office locations.

     Certain information concerning the directors and executive officers of the Company is set forth in Schedule II hereto.

     Financial Information. Set forth below are certain selected consolidated financial data for the Company which was derived from the 1998 Annual Report. More comprehensive financial information (including management's discussion and analysis of financial condition and results of operations) is included in the reports and other documents filed by the Company with the Commission, and the following financial data is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein and set forth in Schedule I hereto. Such reports and other documents may be examined and copies thereof may be obtained from the offices of the Commission and Nasdaq in the manner set forth below.

                           SHERIDAN HEALTHCARE, INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               FOR THE FISCAL YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                 1998           1997          1996
                                                              -----------    ----------    -----------
INCOME STATEMENT DATA
Net revenue.................................................   $112,990       $98,616       $ 92,767
Operating expenses:
  Direct facility expenses..................................     76,350        68,919         66,125
  Provision for bad debts...................................      5,592         4,066          3,605
  Salaries and benefits.....................................      7,722         7,424          6,967
  General and administrative................................      4,177         4,900          4,561
  Write-down of office-based net assets.....................         --            --         17,360
  Amortization..............................................      3,572         2,096          2,491
  Depreciation..............................................        807           689          1,023
                                                               --------       -------       --------
Operating income (loss).....................................     14,770        10,522         (9,365)
Interest expense, net.......................................      3,955         2,461          2,572
Other expense...............................................       (628)           --             --
                                                               --------       -------       --------
Income (loss) before income taxes and extraordinary item....     11,443         8,061        (11,937)
Income tax expense (benefit)................................      5,070         2,894            189
                                                               --------       -------       --------
  Net income (loss).........................................   $  6,373       $ 5,167       $(12,126)
                                                               ========       =======       ========
Net income (loss) per share:
  Basic.....................................................   $   0.80       $  0.77       $  (1.84)
  Diluted...................................................       0.78          0.73          (1.84)
BALANCE SHEET DATA (AT PERIOD END)
Working capital.............................................   $ 21,079       $13,650       $  8,336
Total assets................................................    139,810        87,035         73,408
Long-term debt, net of current portion......................     56,994        29,833         21,367
Stockholders' equity........................................     67,547        41,350         35,958

---------------

     According to the Company, the ratios of earnings to fixed charges for the years ended December 31, 1998 and 1997 were 3.44 to 1.00 and 2.39 to 1.00, respectively, and the book value per Share as of December 31, 1998 was $8.22.

     Certain Projections and Other Information. The Company does not as a matter of course make public forecasts as to future sales or earnings. However, in connection with the proposed sale of the Company, the Financial Advisors distributed in December, 1998 to a select group of potential purchasers (including Vestar) a Confidential Information Memorandum which included projections of the Company's financial performance from 1998 to 2003. A summary of the projections which were included in the Confidential Information Memorandum is set forth below. The projections have not been updated to, among other things, reflect actual 1998 results, and do not give effect to the Offer, the Merger or the Financing.

                                          1998      1999      2000      2001      2002      2003
                                          ----      ----      ----      ----      ----      ----
                                                              (IN MILLIONS)
Total Revenue..........................  $113.8    $172.8    $216.4    $264.6    $313.5    $380.0
EBITDA.................................   $20.4     $32.1     $40.6     $52.7     $67.0     $82.9
Net Income.............................    $6.5      $9.9     $12.4     $17.2     $22.8     $28.8
Earnings Per Share (on a fully diluted
  basis)...............................   $0.78     $0.91     $1.06     $1.43     $1.88     $2.36

     The following assumptions, among others, were used by management of the Company and its subsidiaries in developing the foregoing projections:

     1. The Company would complete acquisitions between January 1999 and October 2003 with an aggregate purchase price of $250 million. Such acquisitions would increase EBITDA by $50.0 million (at the time of acquisition without giving effect to subsequent internal growth and efficiencies), and would create $226.0 million of goodwill. Such goodwill would be amortized over 25 years.

     2. The internal growth rate of the Company's existing business would be 10% per annum excluding the effect of hospital contracts, the termination of which is presently anticipated.

     3. Adequate capital would be available from a variety of sources to fund the Company's acquisitions and start-up projects.

     4. Salaries and benefits and general and administrative expenses are projected to grow at annual inflation rates of 2.5% in 1999 and 3.0% from 2000 to 2003.

     BECAUSE THE ESTIMATES AND ASSUMPTIONS UNDERLYING THE ABOVE PROJECTIONS ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES BEYOND THE COMPANY'S CONTROL, THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS COULD BE REALIZED, OR THAT ACTUAL RESULTS WOULD NOT BE HIGHER OR LOWER THAN THOSE PROJECTED. MOREOVER, THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO COMPLYING WITH PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. UNDER NO CIRCUMSTANCES SHOULD THE INCLUSION OF THE ABOVE PROJECTIONS BE REGARDED AS A REPRESENTATION, WARRANTY OR PREDICTION THAT ANY PARTICULAR RESULT WILL BE ACHIEVED OR THAT THE COMPANY, PURCHASE, PARENT, HOLDINGS OR VESTAR CONSIDERS IT AN ACCURATE PREDICTION OF FUTURE EVENTS OR THAT THE PURCHASER, PARENT, HOLDINGS OR VESTAR AGREES WITH THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS. THE PROJECTIONS ARE INCLUDED IN THIS OFFER TO PURCHASE ONLY BECAUSE SUCH INFORMATION WAS CONTAINED IN THE CONFIDENTIAL INFORMATION MEMORANDUM PROVIDED TO VESTAR AND OTHER POTENTIAL PURCHASERS OF THE COMPANY.

     Available Information. The Common Stock registered under the Exchange Act. Accordingly, the Company is subject to the informational filing requirements of the Exchange Act and in accordance therewith is obligated to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at prescribed rates at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Such reports, proxy statements and other information may also be obtained at the Web site that the Commission maintains at http://www.sec.gov. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material should also be available for inspection at the library of Nasdaq, 1735 K Street, N.W., Washington, D.C. 20006.

     7.  CERTAIN INFORMATION CONCERNING PURCHASER, PARENT AND
HOLDINGS. Purchaser, a Delaware corporation and a wholly owned subsidiary of Parent, was organized for the sole purposes of entering into the Merger Agreement and consummating the transactions contemplated thereby, including making the Offer, and has not carried on any activities to date other than those incident to its formation, entering into the Merger Agreement and certain other agreements contemplated thereby, and the commencement of the Offer. On March 26, 1999 Purchaser changed it name from Vestar/Calvary, Inc. to Vestar/Sheridan, Inc.

     Parent, a Delaware corporation and a wholly owned subsidiary of Holdings, was organized for the sole purposes of entering into the Merger Agreement and consummating the transactions contemplated thereby, including making the Offer, and has not carried on any activities to date other than those incident to its formation, entering into the Merger Agreement and certain other agreements contemplated thereby, and the commencement of the Offer. On March 26, 1999 Parent changed its name from Vestar/Calvary Holdings, Inc. to Vestar/Sheridan Holdings, Inc.

     Holdings, a Delaware limited liability company and a wholly owned subsidiary of Vestar, was organized for the sole purpose of effectuating the transactions contemplated by the Merger Agreement, and has not carried on any activities to date other than those incident to its formation, entering into certain agreements contemplated by the Merger Agreement and the commencement of the Offer. On March 26, 1999, Holdings changed its name from Vestar/Calvary Investors, LLC to Vestar/Sheridan Investors, LLC.

     Vestar is a Delaware limited partnership formed in 1996 principally for the purpose of investing in securities.

     The sole general partner of Vestar is Vestar Associates III, L.P. ("VA III"), a Delaware limited partnership. VA III is principally engaged in the business of investing in securities.

     The sole general partner of VA III is Vestar Associates Corporation III ("VAC III"), a Delaware corporation. VAC III is principally engaged in the business of investing in securities.

     At the Effective Time, it currently is anticipated that Parent Common Stock will be owned approximately 95.2% by Holdings and 4.8% by the Management Investors.

     Each of VAC III, VA III, Vestar, Holdings, Parent and Purchaser have their principal executive offices at 245 Park Avenue, 41st Floor, New York, New York 10167. The telephone number for each of VAC III, VA III, Vestar, Holdings, Parent and Purchaser is (212) 351-1600.

     Except as set forth in this Offer to Purchase (i) none of Purchaser, Parent, Holdings, Vestar, VA III and VAC III, nor, to the best knowledge of Purchaser, Parent, Holdings, Vestar, VA III and VAC III, any of the persons listed in Schedule III or any associate or majority owned subsidiary of any of the foregoing or any pension, profit sharing or similar plan of Purchaser, Parent, Holdings, Vestar, VA III or VAC III, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company, (ii) none of Purchaser, Parent, Holdings, Vestar, VA III and VAC III nor, to the best knowledge of Purchaser, Parent, Holdings, Vestar, VA III and VAC III, any of the other persons or entities referred to in clause (i) above, has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days, (iii) none of Purchaser, Parent, Holdings, Vestar, VA III and VAC III, nor, to the best knowledge of Purchaser, Parent, Holdings, Vestar, VA III and VAC III, any of the other persons or entities listed in clause (i) above, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including but not limited to the transfer or voting thereof, joint ventures, loan or option agreements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of properties, consents or authorizations, (iv) there have been no transactions which could require reporting under the rules and regulations of the Commission between Purchaser, Parent, Holdings, Vestar, VA III or VAC III or, to the best knowledge of Purchaser, Parent, Holdings, Vestar, VA III and VAC III, any of the other persons or entities listed in clause (i) above, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions between Purchaser, Parent, Holdings, Vestar, VA III and VAC III or, to the best knowledge of Purchaser, Parent, Holdings, Vestar, VA III and VAC III, any of the other persons or entities listed in clause (i) above, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets of the Company.

     For certain other information concerning VAC III, Holdings, Purchaser and Parent, see Schedule III.

     8. DIVIDENDS AND DISTRIBUTIONS. If the Company should, on or after the date of the Merger Agreement, split, combine or otherwise change the Shares or its capitalization, or disclose that it has taken any such action, then without prejudice to Purchaser's rights under Section 9 ("Certain Conditions of the Offer"), Purchaser may make such adjustments to the purchase price and other terms of the Offer as it deems appropriate to reflect such split, combination or other change.

     If on or after March 24, 1999, the Company should declare or pay any cash or stock dividend or other distribution on, or issue any rights with respect to, the Shares that is payable or distributable to stockholders of record on a date prior to the transfer to the name of Purchaser or the nominee or transferee of Purchaser on the Company's stock transfer records of such Shares that are purchased pursuant to the Offer, then without prejudice to Purchaser's rights under Section 9 ("Certain Conditions of the Offer"), (i) the purchase price payable per Share by Purchaser pursuant to the Offer will be reduced to the extent any such dividend or distribution is payable in cash and (ii) any non-cash dividend, distribution (including additional Shares) or right received and held by a tendering stockholder shall be required to be promptly remitted and transferred by the tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance or appropriate assurance thereof, Purchaser will, subject to applicable law, be entitled to all rights and privileges as the owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole discretion.

     9. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Offer, and may amend or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for) if, prior to the expiration of the Offer, (i) a number of Shares which, together with any Shares owned by Parent or Purchaser, or any controlled affiliate thereof, constitutes at least a majority of the voting power (determined on a fully diluted basis), on the date of purchase, of all the securities of the Company entitled to vote generally in the election of directors or in a merger shall not have been validly tendered and not properly withdrawn prior to the expiration of the Offer, (ii) (A) Purchaser shall not have received funding for the Offer (1) sufficient to pay for all Shares tendered pursuant to the Offer and not validly withdrawn and to pay all fees and expenses related to the Offer and (2) otherwise on the terms and subject to the conditions set forth in the NationsBank Commitment Letter and (B)(1) the Permanent Facilities (as defined in the NationsBank Commitment Letter) shall not have been fully executed and delivered or shall not be in full force or effect or (2) all conditions to funding under the Permanent Facilities that are required to be, or are capable of being, satisfied prior to the purchase of the Shares pursuant to the Offer shall not have been satisfied or (3) there is reason to believe that any of the other conditions to funding under the Permanent Facilities will not be satisfied prior to the termination of the Merger Agreement or the Permanent Facilities, or
(iii) at any time on or after March 24, 1999 and prior to the acceptance for payment of Shares, any of the following conditions occurs or has occurred or Purchaser makes a good faith determination that any of the following conditions has occurred:

          (a) there shall be pending or threatened any governmental authority any suit, action or proceeding, or any preliminary or permanent injunction or order, decree, statute, rule or regulation shall have been entered by any federal or state court or other governmental authority, or statute, rule, regulation, legislation, interpretation, judgment or order proposed, sought, enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Parent or the Company or any affiliate of Parent or the Company or the Offer or the Merger, (i) challenging or seeking to restrain or prohibit or make materially more costly the making of the Offer, the acceptance for payment of, payment for, some of or all the Shares by Purchaser or any of its affiliates or the consummation of any of the other transactions contemplated by the Merger Agreement or seeking to materially delay the Merger or obtain from Parent or any of its affiliates material damages; (ii) seeking to prohibit or limit the ownership or operation by the

     Company or any of its Controlled Entities or Parent or any of Parent's affiliates of all or any material portion of the business or assets of the Company or any of its Controlled Entities or Parent, or any of its affiliates, or seeking to compel Parent, Purchaser or any of Parent's abilities to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its Controlled Entities or Parent or any of its affiliates; (iii) seeking to impose or confirm limitations on the ability of Parent or any of Parent's affiliates effectively to acquire or hold or to exercise full rights of ownership of Shares, including without limitation the right to vote any Shares on all matters properly presented to the stockholders of the Company, including without limitation the adoption of the Merger Agreement, or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company; or (iv) seeking to require divestiture by Parent or any of Parent's affiliates of any Shares;

          (b) there shall have occurred any event that has had or would be reasonably likely to have a Material Adverse Effect on the Company;

          (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a decline of at least 25% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index from the date of the Merger Agreement, (iii) any material adverse change or any existing or threatened condition, event or development involving a prospective material adverse change in United States or other material international currency exchange rates or a suspension of, or limitation on, the markets therefor, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or any other event that, in the reasonable judgment of Purchaser, could reasonably be expected to materially adversely affect the extension of credit by banks or other lending institutions, (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States (except for any such event involving Serbia or Iraq) or materially adversely affecting (or materially delaying) the consummation of the Offer or (vii) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

          (d) All material licenses, permits, consents, authorizations, qualifications, orders and approvals of (or filings with) any governmental authority or other third party (including, without limitation, the consents of the Company's creditors and of South Broward Hospital District) required to be obtained, made or received in connection with the execution, delivery and performance of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated thereby shall not have been obtained, made or received in form and substance reasonably satisfactory to Parent;

          (e) any of the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct in any material respect, in each case as if such representations and warranties were made at the time of such determination;

          (f) the Company shall have failed to perform in any material respect any agreement of the Company contained in the Merger Agreement that is required to be performed by it prior to the time of such determination;

          (g) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company;

          (h) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated; or

          (i) to the Company's knowledge, the Company or a Controlled Entity of the Company is under investigation for any violation of the "Stark" laws, anti-kickback laws or the laws relating to Medicare, Medicaid, Champus or any rules or regulations related thereto:

which, in the reasonable judgment of Purchaser with respect to each and every matter referred to above and regardless of the circumstances (including any action or inaction by Purchaser or any of its affiliates other than a breach of the Merger Agreement) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

     The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion (subject to the terms of the Merger Agreement). The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     10. CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS. General. Except as set forth below, based upon its examination of publicly available filings by the Company with the Commission and other publicly available information concerning the Company, none of Purchaser, Parent and Holdings is aware of any licenses or other regulatory permits that appear to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein, or of any filings, approvals or other actions by or with any domestic (federal or state), foreign or supranational governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Shares (or the indirect acquisition of the stock of the Company's subsidiaries) by Purchaser pursuant to the Offer as contemplated herein. Should any such approval or other action be required, it is Purchaser's present intention to seek such approval or action. However, Purchaser does not presently intend to delay the purchase of Shares tendered pursuant to the Offer pending the receipt of any such approval or the taking of any such action (subject to Purchaser's right to delay or decline to purchase Shares if any of the Offer Conditions in Section 9 shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without the imposition of substantial conditions that must be complied with or that adverse consequences might not result to the business of the Company, Holdings, Parent or Purchaser as a result of the imposition of such conditions or in the event that such approval was not obtained or such other action was not taken, any of which could cause Purchaser to elect to terminate the Offer without the purchase of the Shares thereunder. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in Section 9 ("Certain Conditions of the Offer").

     State Takeover Laws. Except as described herein with respect to Section 203 of the DGCL, Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase or pay for, any Shares tendered. See Section 9 ("Certain Conditions of the Offer").

     Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements.

     Vestar filed on March 26, 1999 with the FTC and the Antitrust Division a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following such filing, unless such waiting period is extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. If either the FTC or the Antitrust Division were to request additional information or documentary material from Vestar, the waiting period would expire at 11:59 p.m., New York

City time, on the tenth calendar day after the date of substantial compliance by Vestar with such request. Thereafter, the waiting period could be extended only by court order or by an agreement involving the Parent and the Company. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and in any event the purchase of and payment for Shares will be deferred until ten days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. See Section 2 ("Acceptance for Payment and Payment for Shares"). Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4 ("Withdrawal Rights").

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase by Purchaser of Shares pursuant to the Offer, either of the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of the Parent, its subsidiaries or the Company. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances.

     Although Purchaser believes that the acquisition of Shares pursuant to the Offer would not violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the outcome will be. See Section 9 for the Offer Conditions, including conditions with respect to litigation and certain government actions.

     Margin Credit Regulations. Federal Reserve Board Regulations G, T, U and X (the "Margin Credit Regulations") restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Common Stock, if the credit is secured directly or indirectly thereby. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of the margin stock. Under the Margin Credit Regulations, the Common Stock is presently margin stock and the maximum loan value thereof is generally 50% of its current market value. The definition of "indirectly secured" contained in the Margin Credit Regulations provides that the term does not include an arrangement with a customer if the lender in good faith has not relied upon margin stock as collateral in extending or maintaining the particular credit.

     Pending Litigation. On March 29, 1999 and March 31, 1999, purported class action lawsuits entitled Henner v. Sheridan Healthcare, Inc., et al and Betz v. Sheridan Healthcare, Inc., et al, respectively, were filed in Delaware Chancery Court by holders of Shares. The complaints name as defendants the Company, the directors of the Company and Vestar Capital Partners, Inc. Among other things, the plaintiffs allege that:

     (1) the purchase price is inadequate relative to the market price of the Shares prior to the announcement of the transactions contemplated by the Merger Agreement;

     (2) the transactions contemplated by the Merger Agreement are timed to take advantage of the temporarily depressed price of the Shares to the disadvantage of the public stockholders;

     (3) the terms of the transactions contemplated by the Merger Agreement are the product of a conflict of interest on the part of Dr. Eisenberg and Dr. Gold and are not fair to the public holders of Shares; and

     (4) the defendants violated their fiduciary duties owed to the public stockholders of the Company by agreeing to the terms of the transactions contemplated by the Merger Agreement and the timing of such transactions.

     The lawsuits seek unspecified damages and costs and to enjoin or rescind the transactions contemplated by the Merger Agreement, among other things. The Company, Purchaser, Parent, Holdings and Vestar Capital Partners, Inc. believe that these lawsuits are wholly without merit.

     11. FEES AND EXPENSES. Purchaser has retained Innisfree M&A Incorporated to act as the Information Agent and American Stock Transfer & Trust Company to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward the Offer materials to beneficial owners. The Information Agent and the Depositary will receive reasonable and customary compensation for services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Purchaser also has agreed to indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

     Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer (other than to the Information Agent and the Depositary). Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for reasonable and customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

     It is estimated that the expenses incurred by the Company, Holdings, Parent and the Purchaser in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholder Documents will be approximately as set forth below:

Filing Fees.................................................  $    64,750
Financial Advisory Fees and Expenses........................    3,300,000
Accounting Fees and Expenses................................      500,000
Financing and Commitment Fees...............................    4,700,000
Legal Fees and Expenses.....................................    2,000,000
Printing and Mailing Costs..................................      500,000
Miscellaneous...............................................      935,250
                                                              -----------
       Total:...............................................  $12,000,000

     The Surviving Corporation will be responsible for all of the foregoing fees and expenses if the Effective Time occurs. Under certain circumstances, the Company is obligated to reimburse the Purchaser for its Expenses and to pay a Termination Fee; and under certain other circumstances, Parent and Vestar are obligated to reimburse the Company for its Expenses. See "SPECIAL FACTORS -- The Merger Agreement and the Management Agreement."

     12. MISCELLANEOUS. The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of Shares. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute. If after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to nor will tenders be accepted from or on behalf of the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

     Purchaser, Parent and Holdings have filed with the Commission the Schedule 14D-1 and Holdings, Parent, Purchaser, the Company and the Executives have jointly filed with the Commission the Schedule 13E-3, each of which furnishes certain additional information with respect to the Offer. Such statements and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission (except that they will not be available at the regional offices of the Commission) in the manner set forth in
Section 6 ("Certain Information Concerning the Company") of this Offer to Purchase.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER, PARENT OR HOLDINGS NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                          VESTAR/SHERIDAN, INC.

March 31, 1999

                                    ANNEX A

                      OPINION OF SALOMON SMITH BARNEY INC.

[SALOMON SMITH BARNEY LOGO]

March 24, 1999

Board of Directors
Sheridan Healthcare, Inc.
4651 Sheridan Street, Suite 200
Hollywood, FL 33021

Ladies and Gentlemen:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of shares of common stock, $.01 par value per share and Class A common stock, $.01 par value per share (collectively, the "Company Common Stock"), of Sheridan Healthcare, Inc. (the "Company"), other than Vestar/Calvary Holdings, Inc. ("Holdings") and its affiliates and certain members of management of the Company who have agreed to become stockholders of Holdings (the "Management Stockholders"), of the consideration to be received by such stockholders (the "Public Stockholders") in the proposed acquisition of the Company by Holdings, pursuant to the Agreement and Plan of Merger (the "Merger Agreement") to be entered into by and among Holdings, Vestar/Calvary, Inc. ("Acquisition Sub") and the Company. We understand that Holdings and Acquisition Sub are newly formed corporations organized at the direction of an affiliate of Vestar Capital Partners III, L.P. ("Vestar").

     As more specifically set forth in the Merger Agreement, Acquisition Sub will commence a tender offer (the "Proposed Tender Offer") to purchase all outstanding shares of Company Common Stock at an offer price of $9.25 per share in cash. Following consummation of the Proposed Tender Offer, Acquisition Sub will be merged into the Company (the "Proposed Merger" and, together with the Proposed Tender Offer, the "Proposed Acquisition") and each then-outstanding share of Company Common Stock (other than shares held by Holdings, Acquisition Sub or any other direct or indirect subsidiary of Holdings or held in the treasury of the Company and shares as to which appraisal rights have been properly exercised under applicable law) will be converted into the right to receive, in cash, the amount paid for a share of Company Common Stock pursuant to the Proposed Tender Offer. We understand that the Management Stockholders have agreed, among other things, to tender their shares of Company Common Stock in the Proposed Tender Offer and to subscribe for and purchase shares of common stock of Holdings.

     In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) a draft dated March 23, 1999 of the Merger Agreement; (ii) certain publicly available business and financial information concerning the Company; (iii) certain other information, primarily financial in nature, including financial forecasts, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (iv) certain publicly available information concerning the trading of, and the trading market for, the Company Common Stock; (v) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading market for certain of such other companies' securities; and (vi) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have considered and taken into account in our analysis the Company's lack of, and likely difficulty raising, adequate capital to fund its growth and acquisition plans if the Company were not to effect the Proposed Acquisition. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant. We have also discussed the foregoing, as well as other matters we believe relevant to our inquiry, with certain officers and employees of the Company and officers of Vestar.

                       [SALOMON SMITH BARNEY LETTERHEAD]

The Board of Directors
Sheridan Healthcare, Inc.
March 24, 1999
Page  2

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all information provided to us or publicly available and have neither attempted independently to verify nor assumed responsibility for verifying any of such information. We have further relied upon the assurances of management of the Company that they are not aware of any facts that would make any of such information inaccurate or misleading. We have not conducted a physical inspection of any of the properties or facilities of the Company, nor have we made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of such properties or facilities, nor have we been furnished with any such evaluations or appraisals. With respect to financial forecasts, we have been advised by the management of the Company and have assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We express no view with respect to such financial forecasts or the assumptions on which they were based. We have also assumed that the definitive Merger Agreement will not, when executed, contain any terms or conditions that differ materially from the terms and conditions contained in the draft of such agreement we have reviewed and that the Proposed Acquisition will be consummated in a timely manner and in accordance with the terms of the Merger Agreement.

     In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of the Company; (ii) the business prospects of the Company, including the likelihood that, in the absence of additional capital support, the Company would be unable to pursue its growth and acquisition strategy; (iii) the historical and current market for the equity securities of certain other companies that we believe to be comparable to the Company; and (iv) the nature and terms of certain other merger and acquisition transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuation generally. We have also considered the process that resulted in the negotiation of the Merger Agreement, including our extensive solicitation of offers to acquire the Company and the responses received to such solicitation and discussions we had with other potential acquirors.

     We have not been asked to consider, and our opinion does not address, the relative merits of the Proposed Acquisition as compared to any alternative business strategy that might exist for the Company. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof, and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the Public Stockholders in the Proposed Acquisition and does not address the Company's underlying business decision to effect the Proposed Acquisition or constitute a recommendation of the Proposed Acquisition to the Company or a recommendation to any holder of Company Common Stock as to whether such holder should tender such stock in the Proposed Tender Offer or as to how such holder should vote with respect to the Proposed Merger, if such a vote is taken.

     As you are aware, Salomon Smith Barney Inc. ("Salomon Smith Barney") is acting as financial advisor to the Company in connection with the Proposed Acquisition and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Proposed Acquisition. Additionally, we or our predecessors or affiliates have previously rendered certain investment banking and financial advisory services to the Company and Vestar for which we or our predecessors or affiliates received customary compensation. In addition, in the ordinary course of business, Salomon Smith Barney may hold or actively trade the securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Salomon Smith Barney and its affiliates (including Citigroup Inc. and its affiliates) may have other business and financial relationships with the

The Board of Directors
Sheridan Healthcare, Inc.
March 24, 1999
Page  3

Company and Vestar.

     This opinion is intended solely for the benefit and use of the members of Board of Directors of the Company in considering the transaction to which it relates and may not be used for any other purpose or published, reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Salomon Smith Barney, except that this opinion may be reproduced in full in, and references to the opinion and to Salomon Smith Barney (in each case in such form as Salomon Smith Barney shall approve) may be included in, the solicitation/recommendation statement the Company distributes to holders of Company Common Stock in connection with the Proposed Tender Offer and any proxy/information statement and rule 13-3 transaction statement filed with the Securities and Exchange Commission in connection with the Proposed Acquisition.

     Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the consideration to be received by the Public Stockholders in the Proposed Acquisition is fair, from a financial point of view, to such Public Stockholders.

Very truly yours,

SALOMON SMITH BARNEY INC.

                                    ANNEX B

                       OPINION OF BOWLES HOLLOWELL CONNER

                      [Bowles Hollowell Connor Letterhead]
CONFIDENTIAL

March 24, 1999

Board of Directors
Sheridan Healthcare, Inc.
4651 Sheridan Street
Suite 400
Hollywood, Florida 33021

Members of the Board:

     You have asked us to advise you with respect to the fairness, from a financial point of view, to the stockholders of Sheridan Healthcare, Inc. ("Sheridan"), excluding certain management stockholders (the "Participating Management") who have agreed to become stockholders of Vestar/Calvary Holdings, Inc. ("Holdings"), of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of March 24, 1999 (the "Merger Agreement"), among Holdings, Vestar/Calvary, Inc. ("Purchaser") (Holdings and Purchaser are entities formed at the direction of an affiliate of Vestar Capital Partners III, L.P. ("Vestar")), and Sheridan. The Merger Agreement provides, among other things, for (A) Purchaser to make a tender offer (the "Offer") to purchase for cash all outstanding shares of Sheridan's common stock, par value $.01 per share, and Class A common stock, par value $.01 per share (collectively, the "Common Stock"), at a price of $9.25 per share and (B) the merger (the "Merger") of Purchaser into Sheridan, as soon as practicable following the expiration or termination of the Offer, with (i) each share of Common Stock being converted in the Merger into the right to receive the amount paid per share in the Offer (the amount to be paid per share in the Offer or the Merger, the "Consideration"), and (ii) each outstanding option to purchase Sheridan Common Stock exercisable at a price less than $9.25 per share being converted in the Merger into the right to receive cash in an amount equal to the Consideration minus such exercise price, and all other options to purchase Sheridan Common Stock being terminated.

     In arriving at our opinion, we have, among other things:

          (i) reviewed certain publicly available business and financial information relating to Sheridan;

          (ii) reviewed certain other information, including financial forecasts, provided to us by Sheridan, and have met with Sheridan's management to discuss the business and prospects of Sheridan;

          (iii) considered certain financial data of Sheridan and compared that data with similar data for publicly held companies in businesses similar to those of Sheridan;

          (iv) considered the financial terms of certain other business combinations and other transactions which have recently been effected;

          (v) reviewed the financial terms and conditions of the Merger Agreement; and

          (vi) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting

                         [Riverfront Plaza Letterhead]

Board of Directors
March 24, 1999
Page  2

the best currently available estimates and judgments of Sheridan's management as to the future financial performance of Sheridan. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Sheridan, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we and the Company's co-financial advisor, Salomon Smith Barney, approached third parties to solicit indications of interest in a possible acquisition of Sheridan.

     We have acted as financial advisor to Sheridan in connection with the Offer and the Merger and will receive a fee for our services, including for rendering this opinion, a significant portion of which is contingent upon the consummation of the Offer and the Merger. As part of our investment banking business, we are regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     In the ordinary course of business, we or our affiliates may actively trade the debt and equity securities of Sheridan for our or any such affiliate's own account or for the account of customers and, accordingly, may hold a long or short position in such securities. In addition, we and our affiliates in the past may have provided investment and commercial banking products and services for Sheridan, Vestar and their respective affiliates and other related persons.

     It is understood that this letter is for the information of the Board of Directors of Sheridan in connection with its consideration of the Offer and the Merger and does not constitute a recommendation to any stockholder as to how such stockholders should vote on the proposed Merger or act with respect to the Offer. Our opinion does not address the relative merits of the transaction contemplated by the Merger Agreement as compared to any alternative business strategies that might exist for Sheridan, nor does it address the effect of any other business combination in which Sheridan might engage. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without First Union Capital Markets Corp.'s prior written consent.

     Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deem relevant, we are of the opinion that, as of the date hereof, the Consideration is fair from a financial point of view to holders of Common Stock (other than the Participating Management, with respect to whom we express no opinion).

Very truly yours,

BOWLES HOLLOWELL CONNER
---------------------------------------------------
BOWLES HOLLOWELL CONNER
A division of First Union Capital Markets Corp.

                                   SCHEDULE I

                    FINANCIAL INFORMATION FROM THE COMPANY'S
        ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1998

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Sheridan Healthcare, Inc.:

     We have audited the accompanying consolidated balance sheets of Sheridan Healthcare, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sheridan Healthcare, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Miami, Florida,
February 18, 1999 (except for the matter discussed in Note 11, as to which the date is March 25, 1999).

                           SHERIDAN HEALTHCARE, INC.
                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1997
                                                              --------    -------
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................  $  1,102    $   427
  Accounts receivable, less allowances of $2,346 and
     $1,828.................................................    28,300     21,588
  Income tax refunds receivable.............................     1,097      1,280
  Deferred income taxes.....................................        --      1,417
  Other current assets......................................     3,316      2,814
                                                              --------    -------
          Total current assets..............................    33,815     27,526
Property and equipment, net.................................     4,041      3,538
Intangible assets, net of accumulated amortization of $6,113
  and $15,798...............................................    96,802     54,168
Other intangible assets, net of accumulated amortization of
  $1,958 and $1,712.........................................     1,501      1,803
Other assets................................................     3,651         --
                                                              --------    -------
          Total assets......................................  $139,810    $87,035
                                                              ========    =======
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  1,440    $   591
  Amounts due for acquisitions..............................       288        527
  Accrued salaries and benefits.............................     1,016      2,686
  Self-insurance accruals...................................     4,319      3,973
  Refunds payable...........................................     2,555      2,674
  Accrued physician incentives..............................       934        744
  Other accrued expenses....................................     1,735      2,235
  Current portion of long-term debt.........................       449        446
                                                              --------    -------
          Total current liabilities.........................    12,736     13,876
Long-term debt, net of current portion......................    56,994     29,833
Amounts due for acquisitions................................     1,364      1,976
Other long-term liabilities.................................     1,169         --
Commitments and contingencies (Note 8)
Stockholders' equity:
  Preferred stock, par value $.01; 5,000 shares authorized;
     none issued............................................        --         --
  Common stock, par value $.01; 21,000 shares authorized
     Voting; 7,535 and 6,509 shares issued and
      outstanding...........................................        75         66
     Class A non-voting; 297 shares issued and
      outstanding...........................................         3          3
  Additional paid-in capital................................    73,626     53,811
  Accumulated deficit.......................................    (6,157)   (12,530)
                                                              --------    -------
          Total stockholders' equity........................    67,547     41,350
                                                              --------    -------
          Total liabilities and stockholders' equity........  $139,810    $87,035
                                                              ========    =======

                            See accompanying notes.

                           SHERIDAN HEALTHCARE, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1998       1997        1996
                                                              --------    -------    --------
Revenue:
  Patient service revenue...................................  $109,580    $95,418    $ 89,753
  Management fees...........................................     3,410      3,198       3,014
                                                              --------    -------    --------
     Net revenue............................................   112,990     98,616      92,767
                                                              --------    -------    --------
Operating expenses:
  Direct facility expenses..................................    76,350     68,919      66,125
  Provision for bad debts...................................     5,592      4,066       3,605
  Salaries and benefits.....................................     7,722      7,424       6,967
  General and administrative................................     4,177      4,900       4,561
  Write-down of office-based net assets.....................        --         --      17,360
  Amortization..............................................     3,572      2,096       2,491
  Depreciation..............................................       807        689       1,023
                                                              --------    -------    --------
          Total operating expenses..........................    98,220     88,094     102,132
                                                              --------    -------    --------
Operating income (loss).....................................    14,770     10,522      (9,365)
                                                              --------    -------    --------
Other (income) expense:
  Interest expense, net.....................................     3,955      2,461       2,572
  Other income..............................................      (628)        --          --
                                                              --------    -------    --------
          Total other expense...............................     3,327      2,461       2,572
                                                              --------    -------    --------
          Income (loss) before income taxes.................    11,443      8,061     (11,937)
Income tax expense..........................................     5,070      2,894         189
                                                              --------    -------    --------
          Net income (loss).................................  $  6,373    $ 5,167    $(12,126)
                                                              ========    =======    ========
Net income (loss) per share
     Basic..................................................  $   0.80    $  0.77    $  (1.84)
     Diluted................................................      0.78       0.73       (1.84)
Weighted average shares of common stock and common stock
  equivalents outstanding
     Basic..................................................     7,947      6,722       6,587
     Diluted................................................     8,219      7,035       6,587

                            See accompanying notes.

                           SHERIDAN HEALTHCARE, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                      CONVERTIBLE PREFERRED STOCK
                                   VOTING            CLASS A       ---------------------------------
                                COMMON STOCK      COMMON STOCK         CLASS A           CLASS B       ADDITIONAL
                               ---------------   ---------------   ---------------   ---------------    PAID-IN     ACCUMULATED
                               SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL       DEFICIT
                               ------   ------   ------   ------   ------   ------   ------   ------   ----------   -----------
BALANCE, JANUARY 1, 1996.....  5,773     $58      297      $ 3       --      $--       --      $--      $48,179      $ (5,571)
Issuance of common stock in
  acquisition................    658       6       --       --       --       --       --       --        5,417
Treasury shares purchased and
  retired....................    (13)     --       --       --       --       --       --       --           (8)           --
Net loss.....................     --      --       --       --       --       --       --       --           --       (12,126)
                               -----     ---      ---      ---       --      ---       --      ---      -------      --------
BALANCE, DECEMBER 31, 1996...  6,418      64      297        3       --       --       --       --       53,588       (17,697)
Issuance of common stock upon
  exercise of employee stock
  options....................     77       1       --       --       --       --       --       --           53            --
Issuance of common stock in
  acquisition................     14       1       --       --       --       --       --       --          170            --
Net income...................     --      --       --       --       --       --       --       --           --         5,167
                               -----     ---      ---      ---       --      ---       --      ---      -------      --------
BALANCE, DECEMBER 31, 1997...  6,509      66      297        3       --       --       --       --       53,811       (12,530)
Issuance of common stock upon
  exercise of employee stock
  options....................     23      --       --       --       --       --       --       --           92            --
Issuance of common stock in
  acquisitions...............  1,428      14       --       --       --       --       --       --       23,410            --
Treasury shares purchased and
  retired....................   (425)     (5)      --       --       --       --       --       --       (3,687)           --
Net Income...................     --      --       --       --       --       --       --       --           --         6,373
                               -----     ---      ---      ---       --      ---       --      ---      -------      --------
BALANCE, DECEMBER 31, 1998...  7,535     $75      297      $ 3       --      $--       --      $--      $73,626      $ (6,157)
                               =====     ===      ===      ===       ==      ===       ==      ===      =======      ========


                                TOTAL
                               --------
BALANCE, JANUARY 1, 1996.....  $ 42,669
Issuance of common stock in
  acquisition................     5,423
Treasury shares purchased and
  retired....................        (8)
Net loss.....................   (12,126)
                               --------
BALANCE, DECEMBER 31, 1996...    35,958
Issuance of common stock upon
  exercise of employee stock
  options....................        54
Issuance of common stock in
  acquisition................       171
Net income...................     5,167
                               --------
BALANCE, DECEMBER 31, 1997...    41,350
Issuance of common stock upon
  exercise of employee stock
  options....................        92
Issuance of common stock in
  acquisitions...............    23,424
Treasury shares purchased and
  retired....................    (3,692)
Net Income...................     6,373
                               --------
BALANCE, DECEMBER 31, 1998...  $ 67,547
                               ========

                            See accompanying notes.

                           SHERIDAN HEALTHCARE, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1998        1997        1996
                                                             --------    --------    --------
Cash flows from operating activities:
  Net income (loss)........................................  $  6,373    $  5,167    $(12,126)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Write-down of office-based net assets.................        --          --      17,360
     Amortization..........................................     3,572       2,096       2,491
     Depreciation..........................................       807         689       1,023
     Provision for bad debts...............................     5,592       4,066       3,605
     Deferred income taxes.................................     1,417        (263)     (1,154)
  Changes in operating assets and liabilities:
     Accounts receivable, net..............................   (11,140)     (7,997)     (7,076)
     Income tax refunds receivable.........................      (101)       (710)        190
     Other current assets..................................      (736)     (1,125)       (486)
     Other assets..........................................       238        (655)        207
     Accounts payable and accrued expenses.................    (1,221)       (215)      1,229
                                                             --------    --------    --------
     Net cash provided by operating activities.............     4,801       1,053       5,263
                                                             --------    --------    --------
Cash flows from investing activities:
  Investments in management agreements and acquisitions of
     physicians practices..................................   (26,428)    (10,929)    (13,762)
  Sale of physician practices..............................        49       3,388         193
  Capital expenditures.....................................    (1,192)       (934)     (1,245)
                                                             --------    --------    --------
     Net cash used by investing activities.................   (27,571)     (8,475)    (14,814)
                                                             --------    --------    --------
Cash flows from financing activities:
  Borrowings on long-term debt.............................    27,600       9,005      13,997
  Payments on long-term debt...............................      (555)     (1,210)     (4,438)
  Treasury shares purchased and retired....................    (3,692)         --          (8)
  Exercise of employee stock options.......................        92          54          --
                                                             --------    --------    --------
     Net cash provided by financing activities.............    23,445       7,849       9,551
                                                             --------    --------    --------
Increase in cash and cash equivalents......................       675         427          --
Cash and cash equivalents, beginning of year...............       427          --          --
                                                             --------    --------    --------
Cash and cash equivalents, end of year.....................  $  1,102    $    427    $     --
                                                             ========    ========    ========
Supplemental disclosures of cash flow information:
Cash paid for interest.....................................  $  3,898    $  2,338    $  2,588
Cash paid for income taxes.................................     2,350       3,867       2,110
Capital leases entered into................................        --          --          --

                            See accompanying notes.

                           SHERIDAN HEALTHCARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SIGNIFICANT ACCOUNTING POLICIES

  (a) Organization

     Sheridan Healthcare, Inc. (the "Company") was established in November 1994 concurrently with its purchase of the common stock of Sheridan Healthcorp, Inc. (formerly, Southeastern Anesthesia Management Associates, Inc.) (the "Predecessor") (the "1994 Acquisition") for $43.3 million in cash. The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair market values at the date of acquisition. The management group of the Predecessor held approximately 20% of its outstanding common stock prior to the acquisition and became the management group of the Company, holding approximately 18% of its outstanding common stock and equivalents after the acquisition. Accordingly, 18% of the purchase price was considered a distribution to management stockholders in excess of their basis in the common stock of the Predecessor, which was approximately $249,000. Such excess was recorded as excess purchase price distributed to management stockholders and included as a reduction to additional paid in capital in the accompanying balance sheets and was not allocated to the net assets acquired. As a result of the allocation, $31.2 million of the purchase price was allocated to goodwill.

Purchase price..............................................  $43,275
Excess purchase price distributed to management
  stockholders..............................................   (7,541)
                                                              -------
  Purchase price to be allocated............................   35,734
                                                              -------
Net assets acquired:
  Working capital...........................................    4,365
  Property and equipment....................................    1,236
  Other intangible assets (see Note (g))....................    1,880
  Unamortized goodwill related to previous acquisition......    7,316
  Other assets..............................................      609
  Long-term debt............................................   (9,580)
  Deferred income taxes.....................................   (1,247)
                                                              -------
          Total net assets acquired.........................    4,579
                                                              -------
Goodwill related to the 1994 Acquisition....................  $31,155
                                                              =======

  (b) Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries and other entities in which the Company has a controlling financial interest.

     In November 1997, the Emerging Issues Task Force ("EITF") reached a consensus on when a physician practice management company ("PPM") has established a controlling financial interest in a physician practice through a contractual management service agreement ("MSA"). A controlling financial interest must exist in order for a PPM to consolidate the operations of an affiliated physician practice. The consensus is addressed in EITF Issue 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities".

     A controlling financial interest exists between a PPM and an affiliated physician practice if all of the following six requirements are met; (i) the MSA has a term that is either the entire remaining legal life of the physician practice entity or a period of 10 years or more; (ii) the MSA is not terminable by the physician practice except in the case of gross negligence, fraud or other illegal acts by the PPM or bankruptcy of the PPM; (iii) the PPM has exclusive authority over all decision making relating to ongoing major or central operations of the physician practice, except for the dispensing of medical services; (iv) the PPM has exclusive authority over all decision making related to total practice compensation of the licensed medical professionals

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

as well as the ability to establish and implement guidelines for the selection, hiring and firing of them; (v) the PPM must have a significant financial interest that is unilaterally salable or transferable by the PPM; and (vi) the PPM must have a significant financial interest that provides it with the right to receive income, both as on-going fees and as proceeds from the sale of its interest in the physician practice, in an amount that fluctuates based on the performance of the operations (a net profit interest) of the physician practice and the change in the fair value thereof.

     The Company is following the above controlling financial interest provisions of EITF Issue 97-2 in its determination of whether the operations of an affiliated physician practice qualify for consolidation. The Company's controlling financial interest is demonstrated by means other than direct record ownership of voting stock based on the provisions of its purchase agreements, voting trust agreements or management agreements with these entities.

     In accordance with EITF Issue 97-2 the Company's consolidated financial statements include four practices that are affiliates of the Company, Sheridan Medical Healthcorp, P.C., Sheridan Healthcare of Texas, P.A., Sheridan Children's Healthcare Services of Pennsylvania, P.C. and Sheridan Healthcare of California Medical Group, Inc. Each of these affiliates is owned by Gilbert Drozdow, as a nominee shareholder, who is an executive officer and stockholder of the Company. These entities have long-term management agreements with the Company whose terms demonstrate a controlling financial interest by the Company. The practices provide hospital-based physician services to four hospitals and have been included in the Company's consolidated financial statements since the date of their inception. In addition, the Company's consolidated financial statements also include eleven office-based practices and one hospital-based practice with which the Company has long-term management services agreements and purchase option agreements whose terms also demonstrate a controlling financial interest, (the "Consolidated Practices"). These agreements entered into during 1997 and 1998, have been accounted for in the Company's consolidated financial statements in accordance with EITF 97-2 and have been included in the Company's financial statements since the date of their inception.

     The Company provides management services to a neonatology practice and a pain management practice which entered into long-term management services agreements with the Company in December 1997 and February 1998, respectively. The Company also provided management services to a primary care practice whose agreement was terminated in December 1997 and to a primary care practice whose agreement was terminated in April 1998. The Company did not have a controlling financial interest in these practices. These management services agreements are included in the Company's consolidated financial statements only to the extent of management fees earned and expenses incurred by the Company.

     The Company exercised its purchase option on December 31, 1998 to acquire the pain management practice to which it had been providing management services during 1998. The practice has been included in the Company's consolidated balance sheet as of December 31, 1998 and will be included in the Company's consolidated financial statements beginning January 1, 1999.

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The table below sets forth the components of the Company's net revenue:

                                                             YEAR ENDED
                                                            DECEMBER 31,
                                      ---------------------------------------------------------
                                            1998                 1997                1996
                                      -----------------    ----------------    ----------------
                                       TOTAL        %       TOTAL       %       TOTAL       %
                                      --------    -----    -------    -----    -------    -----
The Company.........................  $ 72,070     63.8%   $76,850     77.9%   $77,833     83.9%
Affiliates..........................    13,309     11.8     12,511     12.7     11,920     12.8
Consolidated Practices..............    24,201     21.4      6,057      6.2         --       --
                                      --------    -----    -------    -----    -------    -----
     Patient service revenue........   109,580     97.0     95,418     96.8     89,753     96.7
                                      --------    -----    -------    -----    -------    -----
Management fees.....................     3,410      3.0      3,198      3.2      3,014      3.3
                                      --------    -----    -------    -----    -------    -----
          Total.....................  $112,990    100.0%   $98,616    100.0%   $92,767    100.0%
                                      ========    =====    =======    =====    =======    =====

  (c) Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (d) Accounts Receivable and Net Revenue

     The Company generates revenue from the provision of physician and services which is referred to as patient service revenue and the provision of management services which are referred to as management fees.

     The Company derives substantially all of its patient service revenue from various third-party payors including Medicare and Medicaid programs, health maintenance organizations, commercial insurers and others. The amount of payments received from such third-party payors is dependent upon mandated payment rates in the case of the Medicare and Medicaid programs, and negotiated payment rates in the case of other third-party payors, as well as the specific benefits included in each patient's applicable health care coverage. The Company records its revenues net of an allowance for contractual adjustments which represents the difference between billed charges and expected collections from third-party payors. Accordingly, net revenue and accounts receivable are reflected in the consolidated financial statements net of contractual allowances.

     The Company received a portion of its patient service revenue pursuant to shared-risk capitation arrangements with certain health maintenance organizations until April 1998, at which time it sold its only remaining primary care practice providing services under such arrangements. Under these arrangements, the Company generally agreed to provide certain health care services to enrollees of the health maintenance organization in exchange for a fixed amount per enrollee per month. The Company directly provided primary care services to the enrollees and subcontracted directly, or through a third-party payor, with specialist physicians, hospitals and other health care providers to provide the remainder of the health care services to the enrollees. The Company's profitability under such arrangements was dependent upon its ability to effectively manage the use of specialist physician, hospital and other health care services by its patients. In each of the fiscal periods presented in the Company's statements of operations, amounts received from managed care organizations under shared-risk capitation arrangements exceeded the cost of services provided to patients under such arrangements.

     The Company derives its management fees pursuant to long-term management services agreements with physician practices which require the practice to pay the Company a management fee that is based on expenses incurred by the Company plus either a percentage fee based on net revenues or a flat fee. The

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company's management fee may be increased under a flat fee arrangement if the net revenue of the practice exceeds established thresholds, but may not be reduced.

  (e) Charity Care

     The Company has agreed with certain hospitals to provide charity care to patients who are unable to pay or is required by law, in some cases, to provide such care in emergency situations. Such patients are identified based on financial information obtained from the patients and subsequent analysis. Since management does not expect payment for such charity care, the estimated charges related to such patients are included in the provision for bad debts in the accompanying financial statements, the amounts which are immaterial.

  (f) Intangible Assets

     The Company acquires or affiliates with physician practices through the acquisition of their net assets, the acquisition of their stock or the acquisition of an option to acquire their stock concurrent with the execution of a long-term management services agreement. In each of these transactions the Company allocates the purchase price to the tangible assets acquired and liabilities assumed. The excess of the purchase price over the fair value of assets acquired and liabilities assumed is allocated to intangible assets as goodwill when the Company acquires the net assets or outstanding stock of a physician practice and to intangible assets as the cost of obtaining the management services agreement when the Company enters into a long-term management services agreement and purchases the option to acquire the outstanding stock of a physician practice.

     Approximately $27.8 million of the total amount of intangible assets is goodwill, net of accumulated amortization, at December 31, 1998, that is related to the 1994 Acquisition. Such goodwill represents the Company's market position and reputation, its relationships with its hospital customers and affiliated physicians, the relationships between its affiliated physicians and their patients, and other similar intangible assets. Management believes its role as a long-term service provider to its hospital customers and the fact its relationships with hospitals are not tied to a single physician or group of physicians contribute to the indefinite length of this goodwill, and accordingly, such goodwill is being amortized on a straight-line basis over 40 years.

     Approximately $25.8 million of the total amount of intangible assets is goodwill, net of accumulated amortization, at December 31, 1998, related to several acquisitions of physician practices by the Company and its Predecessor. Such goodwill represents the general reputation of the practices in the communities they serve, the collective experience of the management and other employees of the practices, contracts with health maintenance organizations, relationships between the physicians and their patients, patient lists, and other similar intangible assets. The Company evaluates the underlying facts and circumstances related to each acquisition and establishes an appropriate amortization period for the related goodwill. The goodwill related to these physician practice acquisitions is being amortized on a straight-line basis over periods ranging from 20 to 25 years.

     Approximately $43.2 million of the total amount of intangible assets represents the cost of obtaining management services agreements, net of accumulated amortization at December 31, 1998. The cost of obtaining management services agreements with practices is related to the general reputation of the practices in the communities they serve, contracts with third-party payors, relationships between the physicians and their patients, patient lists, the Company's ability to integrate the practice into its existing group of hospital-based and office-based specialists and the term and enforceability of the management services agreement. The Company evaluates the underlying facts and circumstances related to each agreement and establishes an appropriate amortization period related to the cost of obtaining the management services agreement. The cost of obtaining these management services agreements is being amortized over the shorter of the term of the agreement or 25 years.

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of the Company's intangible assets segregated by amortization period are as follows:

                                                           ORIGINAL         BALANCE
AMORTIZATION PERIOD                                         AMOUNT     DECEMBER 31, 1998
-------------------                                        --------    -----------------
Physician Practice Acquisitions and Affiliations:
  20 years...............................................     3,121           2,185
  25 years...............................................    68,834          66,818
                                                           --------         -------
  Sub-Total..............................................    71,955          69,003
1994 Acquisition:
  40 years...............................................    30,960          27,799
                                                           --------         -------
  Total..................................................  $102,915         $96,802
                                                           ========         =======

     The SEC has recently provided guidance in regards to the appropriate amortization periods to be used in connection with the amortization of intangible assets within the physician practice management industry. The guidance provided has caused several companies within the industry that were amortizing intangible assets over periods in excess of 25 years to prospectively change the amortization period of their intangible assets to 25 years. This change in estimate has resulted in an increase in the amortization expense reported by those companies. Effective July 1998, the Company reduced the maximum amortization period of its intangible assets related to physician practice acquisitions and affiliations to 25 years on a prospective basis. This resulted in an increase in amortization expense for the year ended December 31, 1998 of approximately $60,000 compared to the amortization that would have been recorded. A significant change in the estimated useful lives of certain intangible assets of the Company could have an adverse impact on its future net income and reported earnings per share. Such an accounting change, if made, would have no impact on the Company's cash flow or operations nor would it reflect a change in management's estimate of the value and expected duration of such intangible assets.

     The Company continuously evaluates whether events have occurred or circumstances exist which impact the recoverability of the carrying value of intangible assets, pursuant to Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, ("SFAS No. 121")." Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets. See Note (j) below for a description of an adjustment to reduce the carrying values of certain components of goodwill to their net realizable values during 1996.

     Separately identifiable intangible assets related to the 1994 Acquisition and the physician practice acquisitions are included in other intangible assets, separate from intangible assets, and are discussed in Note (g) below.

  (g) Other Intangible Assets

     Other intangible assets consist primarily of the physician employee workforce, non-physician employee workforce, management team and computer software acquired in the 1994 Acquisition, deferred acquisition costs, deferred loan costs and non-compete covenants related to certain acquisitions of physician practices. These intangible assets are being amortized over the lives of the underlying assets or agreements, which range from five to seven years. See Note (j) below for a description of an adjustment to reduce the carrying values of certain other intangible assets to their net realizable values during 1996.

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  (h) Amounts Due for Acquisitions

     Amounts due for acquisitions includes obligations to the former stockholders of certain physician practices acquired by the Company. The obligations to former stockholders arose at the time of acquisition as a result of negotiation between the Company and the former stockholders of the practices acquired by the Company who desired ongoing compensation in excess of a reasonable market rate for their physician services. These payments are being made to former stockholders who are employed by the Company over the terms of their employment agreements with the Company which range from three to five years. These payments cease upon termination of the physicians' employment with the Company. It also includes termination benefits payable to the former stockholders of an acquired practice, which are payable beginning in 2001 or upon termination of their employment by the Company, whichever is later. These termination benefits were an obligation of the practice prior to acquisition by the Company and were included as part of the purchase price allocation at the time of acquisition. Also included in amounts due for acquisitions is a promissory note payable to the owner of a physician practice with which the Company has a management services agreement. The note bears interest at 7.5%, is payable in monthly installments and matures in December 2000.

  (i) Fair Value of Financial Instruments

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. Accounts receivable, other current assets, other assets, accounts payable, accrued expenses and long-term debt are reflected in the accompanying consolidated financial statements at cost which approximates fair value.

  (j) Write-down of Office-based Net Assets

     In October 1996, the Company's Board of Directors approved a change in the Company's strategic direction which was to place more emphasis on its hospital-based business and to reduce its emphasis on the primary care business, and its intent to dispose of non-strategic office-based physician practices. Due to this change in strategic direction, the Company wrote down certain assets related to its office-based operations to their estimated realizable values in accordance with SFAS No. 121 and accrued certain liabilities for commitments that no longer have value to the Company's future operations. The impairment of intangible assets was calculated based on a comparison of the carrying amount of those assets compared to the undiscounted cash flows of the operations over the remaining amortization period. The write-down pertained to two rheumatology practices acquired in January and February of 1996, a four-facility primary care practice acquired in September 1994, two primary care practices acquired in February 1995, and a primary care practice acquired in June 1995 which included the assignment of a panel services agreement. These adjustments resulted in a $17.4 million charge to earnings in 1996, which is comprised of adjustments to the following assets and liabilities (in thousands):

Goodwill...................................................  $13,878
Property and equipment.....................................    1,045
Intangible assets..........................................      430
Accrued expenses...........................................    2,007
                                                             -------
          Total write-down.................................  $17,360
                                                             =======

  (k) Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  (l) Net Income (Loss) Per Share

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share", ("SFAS No. 128"). SFAS No. 128 simplifies the current standards for computing earnings per share ("EPS") under Accounting Principles Board Opinion No. 15, "Earnings per Share" by replacing the existing calculation of primary EPS with a basic EPS calculation. It requires a dual presentation for complex capital structures of basic and diluted EPS on the face of the income statement and requires a reconciliation of basic EPS factors to diluted EPS factors. The impact of adopting SFAS No. 128 in 1997 was immaterial. Common stock equivalents, which consist of stock options issued to employees and directors, are not included in the determination of the net loss per diluted share in 1996 since they would have the effect of reducing the net loss per share.

RECONCILIATION OF BASIC EPS FACTORS TO DILUTED EPS FACTORS:

                                                      1998     1997     1996
                                                      -----    -----    -----
Weighted average shares of common stock and common
  stock equivalents for basic earnings per share....  7,947    6,722    6,587
Impact of dilutive employee stock options...........    272      313       --
                                                      -----    -----    -----
Weighted average of shares of common stock
  equivalents for diluted earnings per share........  8,219    7,035    6,587
                                                      =====    =====    =====
Options outstanding which are not included in the
  calculation of diluted earnings per share because
  their impact is anti-dilutive.....................    518       73      223
                                                      =====    =====    =====

  (n) New Accounting Standards

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", ("SFAS No. 130"), which was adopted in the first quarter of fiscal 1998. This statement established standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of statements of financial position. Comprehensive income is defined as the change in equity during the financial reporting period of a business enterprise resulting from non-owner sources. The Company currently does not have other comprehensive income and therefore the adoption of SFAS No. 130 did not have a significant impact on its financial statement presentation as comprehensive income is equal to net income.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information", ("SFAS No. 131"), which is required to be adopted in fiscal 1998. This statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments including, among other things, a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. SFAS No. 131 requires that a public company report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. The Company adopted SFAS No. 131 effective December 31, 1998. Management does not conduct its business in a manner that indicates the existence of segments or allocate its management services by distinguishable business segments. As a result, no additional disclosure was required.

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", ("SFAS No. 132") which is effective for fiscal years ending after December 15, 1997. SFAS No. 132 revises employers' disclosures about pension and other postretirement obligations of those plans. The Company adopted SFAS No. 132 effective December 31, 1998 which did not have a significant impact on its financial statement disclosures.

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", ("SOP 98-1"). SOP 98-1 requires computer software costs associated with internal use software to be expensed as incurred until certain capitalization criteria are met. The Company will adopt SOP 98-1 beginning January 1, 1999. Adoption of this statement will not have a material impact on the Company's consolidated financial position or results of operations.

     In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities", ("SOP 98-5"). SOP 98-5 requires all costs associated with pre-opening, pre-operating and organization activities to be expensed as incurred. The Company's accounting policies conform with the requirements of SOP 98-5, therefore adoption of this statement will not impact the Company's consolidated financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 cannot be applied retroactively. The Company will adopt SFAS No. 133 beginning January 1, 2000. The Company does not believe that the adoption of this statement will have a material impact on the Company's consolidated financial position or results of operations.

(2) ACQUISITIONS

     In September 1994, the Predecessor acquired a four-facility primary care practice for cash and notes and the assumption of certain contingent obligations. The aggregate purchase price was $8.7 million, including the effect of certain adjustments to the purchase price recorded in 1995 based on subsequent information. The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair market values. As a result of this allocation, $8.2 million of the purchase price was allocated to goodwill, which was amortized over 20 years until the sale of the practice by the Company and is shown below, (in thousands):

Purchase price..............................................  $8,723
                                                              ------
Net assets acquired:
     Working capital (deficit)..............................    (355)
     Property and equipment.................................     868
                                                              ------
          Net assets acquired...............................     513
                                                              ------
Goodwill related to the acquisition.........................  $8,210
                                                              ======

     In connection with the write-down of office-based net assets in 1996, as discussed in Note 1(j), the carrying value of the goodwill associated with this acquisition was reduced by approximately $5.3 million to approximately $2.1 million.

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In December 1994, the Company acquired an obstetrical practice for $1.4 million in cash and deferred payments. The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair market values. As a result of this allocation, $841,000 of the purchase price was allocated to goodwill which, net of the reduction in carrying value, is being amortized over 20 years and in shown below, (in thousands):

Purchase price..............................................  $1,437
                                                              ------
Net assets acquired:
     Working capital........................................     118
     Property and equipment.................................      78
     Intangible assets......................................     400
                                                              ------
          Net assets acquired...............................     596
                                                              ------
  Goodwill related to the acquisition.......................  $  841
                                                              ======

     In connection with the write-down of office-based net assets in 1996, as discussed in Note 1(j), the carrying value of the goodwill associated with this acquisition was reduced by approximately $170,000 to approximately $583,000.

     During the period from February to June 1995, the Company made five acquisitions of office-based physician practices for an aggregate of $6.1 million in cash and deferred payments. In a transaction related to one of those acquisitions, one of the principal physicians operating the acquired practices assigned a panel services agreement with a health maintenance organization to the Company for $400,000 in cash plus deferred payments of $935,000 and approximately 35,000 shares of common stock of the Company which had a value of approximately $450,000 on the date of acquisition. These acquisitions, including the assignment of the panel services agreement, were accounted for as purchases, and accordingly, the purchase prices were allocated to the net assets acquired based on their fair market values. As a result of these allocations, $7.3 million of the aggregate purchase price was allocated to goodwill which, net of the reduction in carrying value, is being amortized over 20 years on a straight line basis and is shown below, (in thousands):

Aggregate purchase price....................................  $7,880
                                                              ------
Net assets acquired:
  Working capital...........................................     144
  Property and equipment....................................     358
  Intangible assets.........................................      30
                                                              ------
          Net assets acquired...............................     532
                                                              ------
  Goodwill related to the acquisitions......................  $7,348
                                                              ======

     In connection with the write-down of office-based net assets in 1996, as discussed in Note 1(j), the carrying value of the goodwill associated with these acquisitions was reduced by approximately $5.0 million to approximately $1.0 million.

     In March 1996, the Company acquired a hospital-based physician practice for $4.2 million in cash and approximately 658,000 shares of the Company's common stock which had a value of approximately $5.4 million on the date of acquisition. The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to the net assets acquired based on their fair market values. As a result of this

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

allocation, $9.8 million of the purchase price was allocated to goodwill which is being amortized over 25 years on a straight line basis and is shown below (in thousands):

Aggregate purchase price...................................  $ 9,644
                                                             -------
Net assets acquired:
     Working capital.......................................    1,407
     Property and equipment................................       78
     Accrued termination benefits..........................   (1,100)
     Long-term debt........................................     (500)
                                                             -------
          Net assets acquired..............................     (115)
                                                             -------
Goodwill related to the acquisition........................  $ 9,759
                                                             =======

     During the period from January to October 1996, the Company made five acquisitions of office-based physician practices for an aggregate of $8.2 million in cash and deferred payments. These acquisitions were accounted for as purchases, and accordingly, the purchase price of each acquisition was allocated to the net assets acquired based on their estimated fair market values. As a result of these allocations, $6.8 million of the aggregate purchase price was allocated to goodwill which, net of the reduction in carrying value, is being amortized over 20 years on a straight line basis and is shown below (in thousands):

Aggregate purchase price...................................  $ 8,210
                                                             -------
Net assets acquired:
     Working capital.......................................      830
     Property and equipment................................      670
     Intangible assets.....................................       60
     Long-term debt........................................     (130)
                                                             -------
          Net assets acquired..............................    1,430
                                                             -------
Goodwill related to the acquisitions.......................  $ 6,780
                                                             =======

     In connection with the write-down of office-based net assets in 1996, as discussed in Note 1(j), the carrying value of the goodwill associated with these acquisitions was reduced by approximately $3.4 million to approximately $1.2 million.

     During the period from March 1997 to December 1997, the Company purchased options to acquire five office-based physician practices and one hospital-based physician practice for an aggregate of $10.8 million in cash and approximately 14,000 shares of the Company's common stock which had a value of approximately $200,000 on the date of acquisition. Concurrent with each acquisition of an option the Company entered into a long-term management services agreement with each practice. These transactions were accounted for as purchases, and accordingly, the purchase price of each option was allocated to the net assets acquired based on their estimated fair market values. As a result of these allocations, $11.1 million of the aggregate purchase

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

price was allocated to the cost of the management services agreements which is being amortized over the shorter of the term of the agreement or 25 years and is shown below (in thousands):

Aggregate purchase price...................................  $11,012
                                                             -------
Net assets acquired:
  Working capital..........................................     (390)
  Property and equipment...................................      218
  Intangible assets........................................      111
                                                             -------
          Net assets acquired..............................      (61)
                                                             -------
Net cost of management services agreements.................  $11,073
                                                             =======

     During the period from January 1998 to September 1998 the Company completed thirteen transactions with physician practices for aggregate consideration of approximately $49.1 million of which approximately $25.5 million was paid in cash and approximately $23.6 million was paid through the issuance of approximately 1,428,000 shares of the Company's common stock. Approximately $5.2 million was paid for the acquisition of practices' net assets or practices' stock and approximately $43.9 million was paid for the purchase of options to acquire the practices' stock for a nominal amount concurrent with the execution of long-term management services agreements. In each transaction, the consideration was allocated to the net assets acquired based on their estimated fair market values. As a result of these allocations, $43.1 million of the aggregate consideration was allocated to the cost of management services agreements which are being amortized over 25 years and $5.3 million was allocated to goodwill which is also being amortized over 25 years as shown below (in thousands):

Aggregate purchase price...................................  $49,050
                                                             -------
Net assets acquired:
  Working capital..........................................      159
  Property and equipment...................................      452
  Intangible assets........................................       80
                                                             -------
          Net assets acquired..............................      691
                                                             -------
Goodwill and net cost of management services agreements....  $48,359
                                                             =======

     The value of the Company's common stock issued in connection with each transaction is based on the higher of the closing market price for the Company's common stock on the date each transaction is completed or the price guaranteed by the Company on some future date. In connection with the issuance of the Company's common stock as consideration for the acquisition of certain physician practices, the Company is obligated to make additional payments to the sellers of the practices which are contingent on the market price of the Company's common stock upon a specified date following the date of the transaction. In most cases, the Company has the option to satisfy the contingent obligation either by making an additional cash payment or by the issuance of additional shares of the Company's common stock. Such shares have been excluded from the calculation of diluted earnings per share because of management's ability to fund the additional purchase price, if any, through cash payments rather than through the issuance of additional shares. Based on the closing market price of the Company's common stock on December 31, 1998 the total value of the contingencies was approximately $12.0 million.

     The following table summarizes the pro forma consolidated results of operations of the Company as though the transactions with physician practices discussed above had occurred at the beginning of the period presented. The pro forma consolidated results of operations shown below do not necessarily represent what the consolidated results of operations of the Company would have been if these acquisitions had actually occurred

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

at the beginning of the period presented, nor do they represent a forecast of the consolidated results of operations of the Company for any future period.

                                                 YEAR ENDED DECEMBER 31,
                                                 ------------------------
                                                    1998          1997
                                                 ----------    ----------
                                                  (IN THOUSANDS, EXCEPT
                                                     PER SHARE DATA)
Pro Forma Results of Operations:
Net revenue....................................   $119,224      $123,924
Income before income taxes.....................     12,163        11,816
Net income.....................................      6,756         7,103
Net income per share -- basic..................       0.83          0.90
Net income per share -- diluted................       0.80          0.87

     In connection with the change in the Company's strategic direction, as discussed in Note 1(j), the Company sold one primary care office location in December 1996 and one in February 1997, four rheumatology office locations in April 1997 and one primary care location in December 1997. The Company consolidated the remaining practices to be sold from five office locations into three office locations, which employ five primary care physicians. Two of these primary care office locations were sold in April 1998. The office-based practices which have been sold, and which the Company currently intends to sell, include the four-facility practice acquired on September 1, 1994, two primary care practices acquired in February 1995, a three-facility primary care practice acquired in June 1995 and two rheumatology practices acquired in 1996.

     The sale of the rheumatology offices in 1997 generated a gain of approximately $75,000 based on the adjusted carrying value of the practices' net assets. The sale of the primary care practices in April 1998 generated a gain of approximately $240,000 based on the adjusted carrying value of the practice's net assets, offset by a similar loss on the sale of net assets in connection with the Company's termination of a management services agreement in April 1998. The sale of primary care practices in December 1996, February 1997 and December 1997 did not generate significant gains or losses as these practices were sold for the approximate book value of their net assets.

(3) PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost less accumulated depreciation, and is depreciated using straight-line and accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to expense when incurred and improvements are capitalized. Upon the sale or retirement of assets, the cost and accumulated depreciation are removed from the balance sheet and any gain or loss is recognized currently.

     Property and equipment consists of the following (in thousands):

                                                      DECEMBER 31,
                                                   ------------------
                                                    1998       1997
                                                   -------    -------
Equipment, computer hardware and software........  $ 3,704    $ 3,486
Furniture........................................    2,341      1,919
Building and improvements........................    1,138      1,083
                                                   -------    -------
          Total..................................    7,183      6,488
Accumulated depreciation and amortization........   (3,142)    (2,950)
                                                   -------    -------
          Property and equipment, net............  $ 4,041    $ 3,538
                                                   =======    =======

     At December 31, 1998 the net book value of property and equipment related to capital lease obligations was $867,000.

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(4) Other Assets

     Other assets consist primarily of notes receivable entered into in connection with the sale of certain physician practices during 1998. The components of other assets are as follows (in thousands):

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Promissory note including accrued interest of $86, payable
  in monthly installments of $28 including interest at 7.5%
  with a final payment due in April 2003....................     $3,555
Promissory note, payable in monthly installments of $3,
  including interest at 10.73%, maturing in December 2001...         90
Promissory note including accrued interest of $12, payable
  in monthly installments of $12 including interest at 9.0%,
  maturing in April 2001....................................        308
                                                                 ------
          Total notes receivable............................      3,953
Security deposits...........................................         90
                                                                 ------
          Total other assets................................      4,043
Less-Current portion........................................       (392)
                                                                 ------
          Total non-current other assets....................     $3,651
                                                                 ======

     Annual maturities of notes receivable as of December 31, 1998 are as follows (in thousands):

1999................................................     392
2000................................................     244
2001................................................     138
2002................................................     103
2003................................................   3,076
                                                      ------
          Total.....................................  $3,953
                                                      ======

     The borrower under the promissory note which matures in April 2003, of which approximately $3.6 million is outstanding including accrued interest, is presently in default under the terms of the promissory note and the terms of the asset purchase agreement entered into in April 1998, pursuant to which the note was issued. See Note 8(d) for further disclosure of ongoing litigation regarding the promissory note.

(5) LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                              DECEMBER 31,
                                                           ------------------
                                                            1998       1997
                                                           -------    -------
Revolving credit facility, maturing in April 2001, at
  Libor plus an applicable margin (6.9% at December 31,
  1998), secured by substantially all assets of the
  Company................................................  $56,600    $29,000
Capital lease obligations, payable in aggregate monthly
  installments of $45 as of December 31, 1998, including
  interest ranging from 4% to 10%, maturing at various
  dates through 2001, secured by property and
  equipment..............................................      843      1,279
                                                           -------    -------
          Total debt.....................................   57,443     30,279
Less -- Current portion..................................     (449)      (446)
                                                           -------    -------
          Total long-term debt...........................  $56,994    $29,833
                                                           =======    =======

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Annual maturities of long-term debt as of December 31, 1998 are as follows (in thousands):

1999...............................................  $   449
2000...............................................      388
2001...............................................   56,606
                                                     -------
          Total....................................  $57,443
                                                     =======

     On March 12, 1997, the Company established a new $35 million revolving credit facility, which was used to pay the outstanding balance under the previous credit facility. On December 17, 1997 the Company amended its existing revolving credit facility which increased the amount available from $35 million to $50 million. On April 30, 1998 the Company further amended its revolving credit facility which increased the amount available from $50 million to $75 million. This amendment included the syndication of the credit facility with a group of banks led by NationsBank, N.A. There are no principal payments due under the new credit facility until the maturity date of April 30, 2001. The new revolving credit facility contains various restrictive covenants that include, among other requirements, the maintenance of certain financial ratios, various restrictions regarding acquisitions, sales of assets, liens and dividends, and limitations regarding investments, additional indebtedness and guarantees. The Company was in compliance with the loan covenants in the new credit facility as of December 31, 1998. The additional amount that could be borrowed under the credit facility is potentially restricted by a leverage ratio defined in the credit agreement. Based on the value of this leverage ratio at December 31, 1998, the Company had the ability to borrow an additional amount of approximately $8.0 million as of December 31, 1998.

     The Company entered into an interest rate swap agreement in August 1998 with NationsBank N.A., the notional amount of which is $40 million at December 31, 1998. The Company entered into the agreement to fix the interest expense paid on a portion of the amount outstanding under its credit facility with NationsBank N.A. Under the terms of the agreement, which matures in August 2001, the Company's borrowing rate is fixed at 5.54% plus the applicable margin due under the terms of the revolving credit facility. Hedge accounting treatment is applied to the interest rate swap agreement with interest differentials currently payable or receivable under the agreement recognized each period as an adjustment to interest expense. The net effect of this agreement on the Company's interest expense in 1998 was nominal.

(6) 401(K) PROFIT SHARING PLANS

     The Company maintains 401(k) Profit Sharing Plans (the "Plans"), which are defined contribution plans covering substantially all employees who meet certain age and service requirements. For the three years ended December 31, 1998, the Company made discretionary profit sharing contributions to the Plans equal to a percentage of the eligible employees' salaries, and made other employer contributions to the Plans. There was no expense related to the Plans for the years ended December 31, 1998, 1997 and 1996 as contributions were covered in each year by the Plans' forfeitures.

(7) INCOME TAXES

     Current income tax expense represents the income tax payable for the period. Deferred income tax expense (benefit) represents the change in the balance of deferred income taxes during the period. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes for the tax consequences in future years of differences between the tax basis and the financial reporting basis of assets and liabilities based on the enacted tax rates expected to be applicable to the future periods in which such tax consequences will occur.

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The provision for income taxes consists of the following (in thousands):

                                            YEAR ENDED DECEMBER 31,
                                          ---------------------------
                                           1998      1997      1996
                                          ------    ------    -------
Current.................................  $3,653    $3,157    $ 1,343
Deferred................................   1,417      (263)    (1,154)
                                          ------    ------    -------
          Total.........................  $5,070    $2,894    $   189
                                          ======    ======    =======
Federal.................................  $4,245    $2,454    $   (27)
State...................................     825       440        216
                                          ------    ------    -------
          Total.........................  $5,070    $2,894    $   189
                                          ======    ======    =======

     A reconciliation of the tax provision at the statutory federal rate of 34% to the actual income tax expense (benefit) is as follows (in thousands):

                                                    YEAR ENDED DECEMBER 31,
                                                  ---------------------------
                                                   1998      1997      1996
                                                  ------    ------    -------
Tax provision (benefit) at the federal statutory
  rate..........................................  $3,891    $2,741    $(3,721)
State income taxes..............................     453       319       (433)
Increase (decrease) in valuation allowance for
  deferred tax assets...........................      --      (828)     2,122
Non-deductible portion of write-down of
  office-based net assets.......................      --        --      1,279
Non-deductible goodwill amortization............     830       621        516
Capital gain to be offset against unrecognized
  capital loss carryover........................    (190)       --         --
Income of affiliates that cannot be offset
  against net operating losses of the Company...      --        --        296
Other, net......................................      86        41        130
                                                  ------    ------    -------
          Total.................................  $5,070    $2,894    $   189
                                                  ======    ======    =======

     Deferred income taxes were related to the following timing differences at December 31, 1998 and 1997 (in thousands):

                                                              DECEMBER 31,
                                                            -----------------
                                                             1998       1997
                                                            -------    ------
Goodwill and other intangible assets......................  $   924    $2,378
Accrual basis income of cash basis affiliates.............     (487)     (327)
Self-insurance accruals...................................    1,290     1,420
Conversion to accrual basis by cash basis taxpayers.......     (374)     (388)
Bad debt reserve..........................................       --      (300)
Property and equipment....................................     (378)       --
Original issue discount interest..........................      321        --
Other, net................................................       (2)      (72)
                                                            -------    ------
          Total...........................................    1,294     2,711
Valuation allowance.......................................   (1,294)   (1,294)
                                                            -------    ------
          Net deferred income taxes.......................  $     0    $1,417
                                                            =======    ======

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company records a valuation allowance to reflect net deferred income taxes at their estimated realizable value.

(8) COMMITMENTS AND CONTINGENCIES

  (a) Major Customers

     A significant portion of the Company's revenue is derived from delivering or managing hospital-based physician services at multiple hospitals which are under common ownership. Of the Company's total net revenue in 1998, approximately $22.9 million, or 20.3%, was derived from anesthesia, obstetrics and neonatology services delivered at three hospitals owned and operated by the South Broward Hospital District. In addition, approximately $28.9 million, or 25.6% of the Company's total net revenue in 1998, was derived from anesthesia, neonatology, pediatric and emergency services delivered at 13 hospitals and two ambulatory surgical facilities owned and operated by Columbia/HCA Healthcare Corp. In addition, approximately $9.3 million, or 8.3% of the Company's total net revenue in 1998, was derived from anesthesia, neonatology, pediatric, emergency and management services delivered at three hospitals owned and operated by Tenet Healthcare Corporation.

     A significant portion of the Company's revenue is derived from delivering medical services to patients who are covered under various Medicare and Medicaid health care programs. Approximately 10.4% of the Company's total net revenue in 1998 was derived from the assignment of Medicare and Medicaid benefits to the Company by patients of the Company's affiliated physicians. In addition, approximately 4.4% of the Company's total net revenue in 1998 was derived from capitation payments from health maintenance organizations for patients who had assigned their Medicare or Medicaid benefits to the health maintenance organizations. In each year the amounts received from managed care organization under the Company's capitation arrangements exceeded the cost of services provided to patients under those arrangements.

     In addition, the Company derived 8.2%, 14.3% and 20.8% of its total net revenue in 1998, 1997 and 1996, respectively, from a single third-party payor. No other third-party payor or other customer accounted for 10% or more of the Company's net revenue in 1998.

  (b) Employment Agreements

     The Company and its affiliates have employment contracts with certain executives, physicians and other clinical and administrative employees. Future annual minimum payments under such employment agreements as of December 31, 1998 are as follows (in thousands):

1999...............................................  $16,117
2000...............................................   13,722
2001...............................................   11,283
2002...............................................    9,898
2003...............................................    7,533
Thereafter.........................................    4,324
                                                     -------
          Total....................................  $62,877
                                                     =======

  (c) Self-insurance

     Due to the nature of its business, the Company becomes involved as a defendant in medical malpractice lawsuits, some of which are currently ongoing, and is subject to the attendant risk of substantial damage awards. The Company maintains professional and general liability insurance on a claims-made basis. The Company has a primary malpractice insurance policy which covers losses incurred by the Company up to a limit of $1.0 million per individual claim. In addition, the Company has a secondary malpractice insurance

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

policy which covers losses in excess of the primary policy limits, up to a limit of $5.0 million per individual claim and a limit of $5.0 million per calendar year for all claims combined. Under the primary policy, the Company is required to pay a self-insured retention amount equal to the first $250,000 and $150,000 in 1998 and 1997, respectively, of losses for each individual claim up to a maximum aggregate self-insured retention amount of $1,000,000 and $900,000 for all claims in 1998 and 1997, respectively. Defense costs in excess of these self-insured retention amounts are paid by the Company's insurer. There can be no assurance, that an existing or future claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent and able to meet its obligations to provide coverage for any such claim or claims or that such coverage will continue to be available with sufficient limits and at a reasonable cost to adequately and economically insure the Company's operations in the future. A judgment against the Company in excess of such coverage could have a material adverse effect on the Company.

     The liability for self-insurance accruals in the accompanying balance sheets includes estimates of the ultimate costs related to both reported claims and claims incurred but not reported. The estimate of claims incurred but not reported was $3,165,000, $2,522,000 and $2,095,000 at December 31, 1998, 1997
and 1996, respectively, which represents an estimate of the aggregate cost to be incurred by the Company on unreported claims. An analysis of the self-insurance accrual is as follows (in thousands):

                                            YEAR ENDED DECEMBER 31,
                                          ---------------------------
                                           1998       1997      1996
                                          -------    ------    ------
Balance, beginning of year..............  $ 3,973    $3,170    $1,615
Provision for self-insurance............    1,159       378     1,252
Self-insurance accruals related to
  acquired physician practices..........      892       626       439
Payments made for claims................   (1,705)     (201)     (136)
                                          -------    ------    ------
Balance, end of year....................  $ 4,319    $3,973    $3,170
                                          =======    ======    ======

     Payments made for claims increased in 1998 as a result of an increase in reported claims during 1997, many of which are incurring ongoing legal defense costs or were settled during 1998. The increase in reported claims was anticipated due to the growth in the Company's overall business and addition of medical specialties that historically have demonstrated a higher frequency of malpractice claims. Historically, the malpractice claims asserted against the Company have not exceeded the limits of its professional liability insurance and the Company's cost of self-insurance has been limited to the maximum annual aggregate retention amount.

  (d) Litigation

     In October 1996, the Company and certain of its directors, officers and legal advisors were named as defendants in a lawsuit filed in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida by certain former physician stockholders of the Company's Predecessor. The claim alleges that the defendants engaged in a conspiracy of fraud and deception for personal gain in connection with inducing the plaintiffs to sell their stock in the Predecessor to the Company, as well as legal malpractice and violations of Florida securities laws. The claim seeks damages of at least $10 million and the imposition of a constructive trust and disgorgement of stock and options held by certain members of the Company's management. The Company believes the lawsuit is without merit and continues to vigorously defend against it and also believes the lawsuit's ultimate resolution and ongoing professional fees incurred as defense costs will not have a material adverse impact on the financial position, operations and cash flows of the Company.

     In December 1998, the buyer of two medical practices previously owned by the Company, filed suit against the Company in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida. The complaint seeks to recover money damages and rescind the sale of the medical practices, based

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

upon alleged misrepresentations and concealment by the Company with respect to its relationship with a third party payor in regards to these practices. The practices were sold by the Company to the buyer in April 1998 in exchange for the execution of a promissory note in the amount of $3,550,000 which is presently in default. The Company believes the lawsuit is without merit and intends to vigorously defend against it while vigorously pursuing a counter claim for recovery on its unsecured purchase money note. The Company also believes the lawsuit's ultimate resolution and ongoing professional fees incurred as defense costs will not have a material adverse impact on the financial position, operations and cash flows of the Company. See Note (2) for further disclosure regarding the sale of the primary care practices referred to in this paragraph.

  (e) Lease Commitments

     The Company leases office space and furniture and equipment for its physician practice locations and administrative office under various non-cancellable operating leases. Rent expense under operating leases was $2,230,733, $2,475,000 and $2,399,000 in 1998, 1997 and 1996, respectively.
Future annual minimum payments under non-cancellable operating leases as of December 31, 1998 are as follows (in thousands):

1999...............................................  $ 2,231
2000...............................................    2,044
2001...............................................    1,857
2002...............................................    1,593
2003...............................................    1,264
Thereafter.........................................    2,282
                                                     -------
          Total....................................  $11,271
                                                     =======

  (f) Government Regulation

     The healthcare industry in general, and the services that the Company provides are subject to extensive federal and state laws and regulations. Additionally, a significant portion of the Company's net revenue is from payment by government-sponsored health care programs, principally Medicare and Medicaid, and is subject to audit and adjustments by applicable regulatory agencies. Failure to comply with any of these laws or regulations, the results of regulatory audits and adjustments, or changes in the amounts payable for the Company's services under these programs could have a material adverse effect on the Company's financial position and results of operations.

     Federal and state laws regulate the healthcare industry, the relationship between practice management companies such as the Company and physicians, and the relationship among physicians and other providers of healthcare services. Several laws, including fee-splitting, anti-kickback laws and prohibition of the corporate practice of medicine, have civil and criminal penalties and have been subject to limited judicial and regulatory interpretation. They are enforced by regulatory agencies vested with broad discretion in interpreting them. The Company's agreements and proposed activities have not been examined by federal or state authorities under these laws and regulations. Although the Company believes that its operations are conducted so as to comply with all of the applicable laws, there can be no assurance such operations will not be challenged as in violation of one or more of such laws. In addition, these laws and their interpretation vary from state to state. The regulatory framework at certain jurisdictions may limit the Company's expansion into or ability to continue operations within such jurisdictions, if the Company is unable to modify its operational structure to conform to such regulatory framework. Any limitation on the Company's ability to expand could have an adverse effect on the Company.

     There have been numerous initiatives at the federal and state levels for comprehensive reforms affecting the availability of, and payment for, healthcare. The Company believes that such initiatives will continue

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

during the foreseeable future. Certain reforms previously proposed could, if adopted, have a material effect on the Company.

(9) STOCKHOLDERS' EQUITY

     At January 1, 1995, the issued and outstanding stock of the Company consisted of 409,900 shares of the Company's Class A voting common stock held by management of the Company and 350,000 and 78,572 shares of Class A and Class B Convertible Preferred Stock, respectively. Each share of Class A and Class B Convertible Preferred Stock was convertible, at the option of the holder, into one-fourth of a share of Class A voting and Class B non-voting common stock, respectively, and three-fourths of a share of Redeemable Preferred Stock. The Class A and Class B Convertible Preferred Stock accrued dividends on a cumulative basis at 7.5% per annum, and had a liquidation value of $50 per share.

     In June 1995, the Company issued a convertible promissory note for $5.0 million, which was convertible into 181,671 shares of common stock. The noteholder also received a warrant to purchase up to an additional 45,410 shares of the Company's common stock at an exercise price of $0.58 per share which becomes exercisable in three installments if, through the substantial efforts of the noteholder, the Company consummates transactions with physician practices (generally either by acquiring such practices or entering into agreements to manage such practices) which collectively result in certain increases in the Company's earnings during certain measurement periods. The first and second installments, which consisted of 15,146 shares each, expired unexercised in December 1996 and 1997, respectively. The remaining installment of 15,132 shares expired unexercised in June 1998.

     The Company completed an initial public offering of its common stock on November 3, 1995, in which it issued 3,825,000 shares of common stock at a price of $13.00 per share. In connection with the public offering (i) the Company increased the amount of authorized preferred stock to 5,000,000 shares and increased the amount of authorized common stock to 31,000,000 shares, (ii) all of the outstanding Class A and Class B Convertible Preferred Stock was converted into 1,321,377 shares of Class A common stock, 296,638 shares of Class B common stock, and 321,429 shares of Redeemable Preferred Stock, (iii) all of the Redeemable Preferred Stock was redeemed by the Company for an aggregate amount of $16.1 million, (iv) the Class A voting common stock was redesignated as "common stock" and the Class B non-voting common stock was redesignated as "Class A common stock," and (v) a 15.10-to-one stock split was effected as a stock dividend. The 15.10-to-one stock split has been retroactively reflected in the accompanying consolidated financial statements.

     The initial public offering generated net proceeds to the Company of $44.8 million. Of the total proceeds, $16.1 million was used to redeem the Company's redeemable preferred stock, $26.1 million was used to repay long-term debt, $1.5 million was used to pay accrued dividends on convertible preferred stock, and $1.1 million was used to pay certain deferred payments in connection with the acquisition of a physician practice in June 1995.

     In March 1996, the Company issued approximately 658,000 shares of its common stock as partial consideration for an acquisition of a hospital-based physician practice, as discussed in Note 2.

     In May 1997, the Company reduced the amount of authorized common stock from 31,000,000 shares to 21,000,000 shares. In November 1997, the Company issued approximately 14,000 shares of its common stock as partial consideration for an acquisition of an office-based physician practice.

     During the period from January 1998 through June 1998 the Company issued approximately 1,428,000 shares of its common stock as partial consideration in the acquisition of seven physician practices. Pursuant to a stock repurchase program approved by the Company's Board of Directors, the Company repurchased approximately 425,000 shares of its common stock from July 1998 through December 1998 for approximately $3.7 million. The shares repurchased have been retired and cancelled. Employees of the Company exercised

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

options to acquire approximately 23,000 and 77,000 shares of the Company's common stock during 1998 and 1997, respectively.

(10) STOCK OPTIONS

     The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") in 1996. As permitted under SFAS No. 123 the Company has elected to continue using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for employee stock options. Each employee stock option has an exercise price equal to the market price on the date of grant and, accordingly, no compensation expense has been recorded for any stock option grants to employees.

     In 1995 the Company adopted the 1995 Stock Option Plan, under which 750,000 shares of common stock were reserved for issuance. An amendment to the plan in 1997 and second amendment in 1998 increased the shares of common stock reserved for issuance to 1,350,000 which was subsequently amended in 1998 to increase the shares of common stock reserved for issuance to 1,750,000. Options granted under the 1995 Stock Option Plan become exercisable either over time, or upon the attainment of defined operating goals. All stock options granted expire ten years after the date of grant. Stock option activity has been as follows:

                                        1998                   1997                   1996
                                --------------------   --------------------   --------------------
                                            WEIGHTED               WEIGHTED               WEIGHTED
                                            AVERAGE                AVERAGE                AVERAGE
                                 NUMBER     EXERCISE    NUMBER     EXERCISE    NUMBER     EXERCISE
                                OF SHARES    PRICE     OF SHARES    PRICE     OF SHARES    PRICE
                                ---------   --------   ---------   --------   ---------   --------
Balance, beginning of year....    937,084    $7.91      553,911     $5.73      321,461     $8.82
Granted during year...........    522,675    13.18      471,500      9.27      608,071      7.17
Terminated during year........         --       --           --        --     (335,071)    10.51
Exercised.....................    (23,475)    3.92      (77,190)     0.58           --        --
Forfeited during year.........    (34,105)    8.97      (11,137)     6.65      (40,550)    12.32
                                ---------               -------               --------
  Balance, end of year........  1,402,179    $9.92      937,084     $7.91      553,911     $5.73
                                =========               =======               ========
Exercisable at end of year....    397,223    $8.13      151,716     $6.25      131,283     $3.38

     The weighted average fair value per share as of the grant date was $6.78 for stock options granted in 1998, $6.11 for stock options granted in 1997, $4.15 for stock options granted in 1996 and $6.82 for stock options granted in 1995. The determination of the fair value of all stock options granted in 1998, 1997, 1996 and 1995 was based on (i) risk-free interest rates of 6.2% to 6.5%, depending on the expected life of each option, (ii) expected option lives of 3 to 6 years, depending on the vesting provisions of each option, (iii) expected volatility in the market price of the Company's common stock from 50% to 78%, and (iv) no expected dividends on the underlying common stock. Stock options outstanding at December 31, 1998 consisted of the following:

                         TOTAL OUTSTANDING             EXERCISABLE
                  --------------------------------  ------------------
                                WEIGHTED AVERAGE              WEIGHTED
    RANGE OF       NUMBER     --------------------  NUMBER    AVERAGE
    EXERCISE         OF       EXERCISE   REMAINING    OF      EXERCISE
     PRICES        SHARES      PRICE       LIFE     SHARES     PRICE
----------------  ---------   --------   ---------  -------   --------
      $.58           22,508    $  .58    6.2 years   22,508    $  .58
$5.75 to $8.13..    326,746      6.48    7.1 years  245,382      6.64
$8.75 to $9.50..    520,250      9.22    8.3 years   39,334      8.70
   $10.00 to
  $14.25........    532,675     13.12    9.3 years   89,999     13.85
                  ---------                         -------
     Total        1,402,179    $ 9.92    8.3 years  397,223    $ 8.13
                  =========                         =======

                           SHERIDAN HEALTHCARE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table summarizes the pro forma consolidated results of operations of the Company as though the fair value based accounting method in SFAS No. 123 had been used in accounting for stock options.

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                             ----------------------
                                                               1998         1997
                                                             ---------    ---------
                                                             (IN THOUSANDS, EXCEPT
                                                                PER SHARE DATA)
AS REPORTED RESULTS OF OPERATIONS:
Net income.................................................   $6,373       $5,167
Net income per share -- basic..............................   $ 0.80       $ 0.77
Net income per share -- diluted............................   $ 0.78       $ 0.73
PRO FORMA RESULTS OF OPERATIONS:
Net income.................................................   $4,113       $3,495
Net income per share -- basic..............................   $ 0.52       $ 0.52
Net income per share -- diluted............................   $ 0.50       $ 0.50

(11) SUBSEQUENT EVENT

     In January 1999 the Company completed the acquisition of a physician practice for approximately $1.9 million which was paid in cash. From January 1999 through March 16, 1999 the Company repurchased approximately 1,275,000 shares of its common stock for approximately $10.6 million from certain physicians who received the Company's common stock as partial consideration for the acquisition of their practices by the Company from January 1998 through March 1998, see Note (2). Concurrent with such repurchases, the Company made payments of approximately $5.6 million in connection with the stock price guarantees associated with the stock issued and repurchased in those acquisitions.

     On March 25, 1999 the Company announced the signing of a definitive merger agreement between the Company and an investor group led by Vestar Capital Partners and Sheridan Healthcare, Inc. senior management. Under the terms of the agreement, the investor group will offer Sheridan Healthcare, Inc. shareholders $9.25 per share in cash for all outstanding common shares in a tender offer. Including debt and other obligations of the Company, and costs expected to be incurred in connection with the acquisition, the total value of the transaction is approximately $155 million. The transaction was unanimously recommended by the Company's Board of Directors and is subject to a variety of conditions, including receipt of at least a majority of the voting stock in the tender offer, shareholder approval, financing and regulatory approvals.

                                  SCHEDULE II

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     1. Directors and Executive Officers of the Company. The following table sets forth the name, the business address, position with the Company, present principal occupation or employment and five-year employment history of the directors and executive officers of the Company. Each individual listed below is a citizen of the United States.

DIRECTORS

                                                   PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                 NAME                                   FIVE-YEAR EMPLOYMENT HISTORY
                 ----                    ----------------------------------------------------------

Mitchell Eisenberg, M.D................  Dr. Eisenberg joined the Company in 1982, has been a
  c/o Sheridan Healthcare, Inc.          director of the Company since 1985, has been President
  4651 Sheridan Street,                  since 1989, and has been Chairman of the Board and Chief
  Suite 200                              Executive Officer since 1994. Prior to joining the
  Hollywood, FL 33021                    Company, Dr. Eisenberg was in private practice.

Lewis D. Gold, M.D.....................  Dr. Gold joined the Company in 1985 as an anesthesiologist
  c/o Sheridan Healthcare, Inc.          and has been a director of the Company since 1988. He has
  4651 Sheridan Street,                  served as Executive Vice President Business Development
  Suite 200                              since 1994. Dr. Gold was also Chief of the Department of
  Hollywood, FL 33021                    Anesthesia of Parkway Regional Medical Center from 1990 to
                                         1994.

Neil A. Natkow, D.O....................  Dr. Natkow was appointed to the Company's Board of
  c/o Sheridan Healthcare, Inc.          Directors in July 1996. Dr. Natkow served as Senior Vice
  4651 Sheridan Street,                  President -- Health Care for Precision Response
  Suite 200                              Corporation, a publicly traded company, from February 1997
  Hollywood, FL 33021                    until October 1997, and is currently a member of Precision
                                         Response Corporation's Board of Directors. Upon leaving
                                         Precision Response Corporation, Dr. Natkow became
                                         President of NAN II, Inc., a Florida Corporation which is
                                         the general partner of PhyTrust, Ltd., a Florida
                                         management services organization. From December 1993 until
                                         October 1995, Dr. Natkow served as an executive officer of
                                         PCA Health Plans of Florida, a health maintenance
                                         organization, most recently as its Chief Executive
                                         Officer. From July 1992 to December 1993, Dr. Natkow was
                                         the President and Chief Executive Officer of Family Health
                                         Plan, a health maintenance organization, and from June
                                         1987 to July 1992, Dr. Natkow was the Vice President for
                                         Professional Affairs at Southeastern University for Health
                                         Sciences.

Jamie E. Hopping.......................  Mrs. Hopping has been a director of the Company since
  c/o Sheridan Healthcare, Inc.          February 1998. Mrs. Hopping is currently President and
  4651 Sheridan Street,                  Chief Executive Officer of Benchark Oncology, Inc. Prior
  Suite 200                              to that she served as an independent health care
  Hollywood, FL 33021                    consultant from September 1997 to December 1998. From
                                         January 1996 to August 1997, Mrs. Hopping served as a
                                         Group President of Columbia/HCA Healthcare Corporation and
                                         from February 1994 to January 1996 served as its Division
                                         President. Prior to that, Mrs. Hopping served as the Chief
                                         Executive Officer of Deering Hospital and Grant Center, an
                                         acute care hospital and psychiatric facility, from
                                         September 1990 to January 1993.

                                                   PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                 NAME                                   FIVE-YEAR EMPLOYMENT HISTORY
                 ----                    ----------------------------------------------------------
Henry E. Golembesky, M.D...............  Dr. Golembesky has been a director of the Company since
  c/o Sheridan Healthcare, Inc.          November 1995. Dr. Golembesky is currently a health care
4651 Sheridan Street,                    consultant to Cejka & Company. Prior to that, Dr.
Suite 200                                Golembesky served as a health care consultant to APM, Inc.
Hollywood, FL 33021                      from January 1993 to October 1998. From 1990 to 1992, Dr.
                                         Golembesky served as President and Chief Executive Officer of UniMed America, a physician services division of
                                         Unihealth.

EXECUTIVE OFFICERS AND ROBERT J. COWARD

Mitchell Eisenberg, M.D................  Chairman of the Board and Chief Executive Officer

Lewis D. Gold..........................  Executive Vice President
                                         Business Development

Michael F. Schundler...................  Mr. Schundler joined the Company in July 1996 as Chief
  c/o Sheridan Healthcare, Inc.          Operating Officer and currently serves as both Chief
  4651 Sheridan Street,                  Operating Officer and Chief Financial Officer. Previously,
  Suite 200                              Mr. Schundler served as Vice President -- Operations at
  Hollywood, FL 33021                    American Health Network from 1994 to 1996 and as Chief
                                         Financial Officer of AdminiStar, Inc. from 1991 to 1994.
                                         Prior to that, Mr. Schundler was Senior Vice
                                         President -- Finance of Merrill Lynch Life Insurance Co.
                                         and Family Life Insurance Co.

Gilbert L. Drozdow, M.D., M.B.A........  Dr. Drozdow joined the Company in 1987 as an
  c/o Sheridan Healthcare, Inc.          anesthesiologist and was a director of the Company from
  4651 Sheridan Street,                  1990 to 1994. He served the Company as Vice President
  Suite 200                              Medical Affairs from 1994 to February 1996 and has served
  Hollywood, FL 33021                    as Vice President Hospital-Based Services since February
                                         1996. He was also Chairman of the Department of Anesthesia at Westside Regional Medical Center in 1994.

Jay A. Martus, Esq.....................  Mr. Martus joined the Company in 1994 as Vice President,
  c/o Sheridan Healthcare, Inc.          Secretary and General Counsel. Prior to joining the
  4651 Sheridan Street,                  Company, he was a partner with the law firm of Levey &
  Suite 200                              Martus, P.A. Mr. Martus represented the Company as outside
  Hollywood, FL 33021                    general counsel from 1989 to 1994.

Barry D. Chandler, M.D.................  Dr. Chandler joined the Company in 1996 as a Vice
  c/o Sheridan Healthcare, Inc.          President of Neonatology Operations, when the Company
  4651 Sheridan Street,                  acquired a neonatology and pediatric practice of which he
  Suite 200                              was a shareholder. Dr. Chandler has been Director of
  Hollywood, FL 33021                    Neonatology at Plantation General Hospital from 1983 to
                                         the present.

Richard Auerbach, M.D..................  Dr. Auerbach joined the Company in 1996 as a Vice
  c/o Sheridan Healthcare, Inc.          President of Neonatology Operations, when the Company
  4651 Sheridan Street,                  acquired a neonatology and pediatric practice of which he
  Suite 200                              was a shareholder. Dr. Auerbach has been Director of
  Hollywood, FL 33021                    Neonatology at Joe DiMaggio Children's Hospital since
                                         1986.

                                                   PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                 NAME                                   FIVE-YEAR EMPLOYMENT HISTORY
                 ----                    ----------------------------------------------------------
Robert J. Coward.......................  Mr. Coward joined the Company in March of 1994 as
  c/o Sheridan Healthcare, Inc.          Controller and served in such capacity through June of
4651 Sheridan Street,                    1997. From July 1997 to the present, he serves the Company
Suite 200                                as Vice President of Finance.
Hollywood, FL 33021

                                  SCHEDULE III

                            DIRECTORS AND EXECUTIVE
                              OFFICERS OF HOLDINGS

     1. Directors and Executive Officers of Holdings. The following table sets forth the name, the business address, position with Holdings, present principal occupation or employment and five-year employment history of the directors and executive officers of Holdings. Each individual listed below is a citizen of the United States, except David M. Hooper, who is a citizen of the Republic of Ireland.

DIRECTORS

Not Applicable

EXECUTIVE OFFICERS

                                                     PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                   NAME                                   FIVE-YEAR EMPLOYMENT HISTORY
                   ----                     --------------------------------------------------------
James L. Elrod, Jr. ......................  President of Holdings. Vice President of Vestar
  c/o Vestar Associates Corporation III     Associates Corporation III ("VAC III"). Mr. Elrod joined
  245 Park Avenue                           an affiliate of VAC III in 1998. From 1994 through 1997,
  41st Floor                                he served as the Chief Financial Officer and Chief
  New York, New York 10167                  Operating Officer of Physicians Health Services. From
                                            1980 to 1994, he served as Managing Director of Dillon,
                                            Read & Co. Mr. Elrod is a director of Pinnacle
                                            Automation, Inc. and Alvey Systems, Inc., both companies
                                            in which an affiliate of VAC III has a significant
                                            equity interest, and D.D.S. Partners, a dental practice
                                            management company.

Robert L. Rosner..........................  Vice President, Treasurer and Assistant Secretary of
  c/o Vestar Associates Corporation III     Holdings. Vice President of VAC III and was a founding
  245 Park Avenue                           partner of an affiliate of VAC III at its inception in
  41st Floor                                1988. Mr. Rosner is Chairman of Russell-Stanley
  New York, New York 10167                  Holdings, Inc. and a director of Remington Products
                                            Company, L.L.C., both companies in which an affiliate of
                                            VAC III has a significant equity interest.

David M. Hooper...........................  Vice President, Secretary and Assistant Treasurer of
  c/o Vestar Associates Corporation III     Holdings. Vice President of Vestar Capital, which he
  245 Park Avenue                           joined in 1994. Mr. Hooper is a director of Advanced
  41st Floor                                Organics Holdings, Inc., a company in which an affiliate
  New York, New York 10167                  of VAC III has a significant equity interest.

                                      III-1

                                  SCHEDULE III

                            DIRECTORS AND EXECUTIVE
                               OFFICERS OF PARENT

     1. Directors and Executive Officers of Parent. The following table sets forth the name, the business address, position with Parent, present principal occupation or employment and five-year employment history of the directors and executive officers of Parent. Each individual listed below is a citizen of the United States, except David M. Hooper, who is a citizen of the Republic of Ireland.

DIRECTORS

                                                     PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                   NAME                                   FIVE-YEAR EMPLOYMENT HISTORY
                   ----                     --------------------------------------------------------
James L. Elrod, Jr. ......................  Vice President of VAC III. Mr. Elrod joined an affiliate
  c/o Vestar Associates Corporation III     of VAC III in 1998. From 1994 through 1997, he served as
  245 Park Avenue                           the Chief Financial Officer and Chief Operating Officer
  41st Floor                                of Physicians Health Services. From 1980 to 1994, he
  New York, New York 10167                  served as Managing Director of Dillon, Read & Co. Mr.
                                            Elrod is a director of Pinnacle Automation, Inc. and
                                            Alvey Systems, Inc., both companies in which an
                                            affiliate of VAC III has a significant equity interest,
                                            and D.D.S. Partners, a dental practice management
                                            company.

Robert L. Rosner..........................  Vice President of VAC III and was a founding partner of
  c/o Vestar Associates Corporation III     an affiliate of VAC III at its inception in 1988. Mr.
  245 Park Avenue                           Rosner is Chairman of Russell-Stanley Holdings, Inc. and
  41st Floor                                a director of Remington Products Company, L.L.C., both
  New York, New York 10167                  companies in which an affiliate of VAC III has a
                                            significant equity interest.

David M. Hooper...........................  Vice President of Vestar Capital, which he joined in
  c/o Vestar Associates Corporation III     1994. Mr. Hooper is a director of Advanced Organics
  245 Park Avenue                           Holdings, Inc., a company in which an affiliate of VAC
  41st Floor                                III has a significant equity interest.
  New York, New York 10167

EXECUTIVE OFFICERS

James L. Elrod, Jr. ......................  President

Robert L. Rosner..........................  Vice President, Treasurer and Assistant Secretary

David M. Hooper...........................  Vice President, Secretary and Assistant Treasurer

                                      III-2

                                  SCHEDULE III

                            DIRECTORS AND EXECUTIVE
                             OFFICERS OF PURCHASER

     1. Directors and Executive Officers of the Purchaser. The following table sets forth the name, the business address, position with the Purchaser, present principal occupation or employment and five-year employment history of the directors and executive officers of the Purchaser. Each individual listed below is a citizen of the United States, except David M. Hooper, who is a citizen of the Republic of Ireland.

DIRECTORS

                                                     PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                   NAME                                   FIVE-YEAR EMPLOYMENT HISTORY
                   ----                     --------------------------------------------------------
James L. Elrod, Jr. ......................  Vice President of VAC III. Mr. Elrod joined an affiliate
  c/o Vestar Associates Corporation III     of VAC III in 1998. From 1994 through 1997, he served as
  245 Park Avenue                           the Chief Financial Officer and Chief Operating Officer
  41st Floor                                of Physicians Health Services. From 1980 to 1994, he
  New York, New York 10167                  served as Managing Director of Dillon, Read & Co. Mr.
                                            Elrod is a director of Pinnacle Automation, Inc. and
                                            Alvey Systems, Inc., both companies in which an
                                            affiliate of VAC III has a significant equity interest,
                                            and D.D.S. Partners, a dental practice management
                                            company.

Robert L. Rosner..........................  Vice President of VAC III and was a founding partner of
  c/o Vestar Associates Corporation III     an affiliate of VAC III at its inception in 1988. Mr.
  245 Park Avenue                           Rosner is Chairman of Russell-Stanley Holdings, Inc. and
  41st Floor                                a director of Remington Products Company, L.L.C., both
  New York, New York 10167                  companies in which an affiliate of VAC III has a
                                            significant equity interest.

David M. Hooper...........................  Vice President of Vestar Capital, which he joined in
  c/o Vestar Associates Corporation III     1994. Mr. Hooper is a director of Advanced Organics
  245 Park Avenue                           Holdings, Inc., a company in which an affiliate of VAC
  41st Floor                                III has a significant equity interest.
  New York, New York 10167

EXECUTIVE OFFICERS

James L. Elrod, Jr. ......................  President

Robert L. Rosner..........................  Vice President, Treasurer and Assistant Secretary

David M. Hooper...........................  Vice President, Secretary and Assistant Treasurer

                                      III-3

                            DIRECTORS AND EXECUTIVE
                              OFFICERS OF VAC III

     1. Directors and Executive Officers of VAC III. The following table sets forth the name, the business address, position with VAC III, present principal occupation or employment and five-year employment history of the directors and executive officers of VAC III. Each individual listed below is a citizen of the United States, except Prakash A. Melwani, who is a British National Overseas Citizen.

DIRECTORS

                                                     PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME                                                      FIVE-YEAR EMPLOYMENT HISTORY
------------------------------------------  --------------------------------------------------------
Daniel S. O'Connell.......................  President and Chief Executive officer of VAC III.
  c/o Vestar Associates Corporation III
  245 Park Avenue
  41st Floor
  New York, New York 10167
EXECUTIVE OFFICERS

Daniel S. O'Connell.......................  President and Chief Executive Officer of VAC III.
  c/o Vestar Associates Corporation III
  245 Park Avenue
  41st Floor
  New York, New York 10167

Prakash A. Melwani........................  Vice President and Secretary of VAC III.
  c/o Vestar Associates Corporation III
  245 Park Avenue
  41st Floor
  New York, New York 10167

James P. Kelley...........................  Vice President of VAC III.
  c/o Vestar Associates Corporation III
  1225 17th Street
  Suite 1660
  Denver, Colorado 80202

Norman W. Alpert..........................  Vice President of VAC III.
  c/o Vestar Associates Corporation III
  245 Park Avenue
  41st Floor
  New York, New York 10167

Arthur J. Nagle...........................  Vice President of VAC III.
  c/o Vestar Associates Corporation III
  245 Park Avenue
  41st Floor
  New York, New York 10167

John R. Woodard...........................  Vice President of VAC III. Mr. Woodard joined an
  c/o Vestar Associates Corporation III     affiliate of VAC III in February 1998. From March 1996
  1225 17th Street                          to February 1998, he served as a Managing Director of
  Suite 1660                                The Blackstone Group. From 1990 to March 1996, Mr.
  Denver, Colorado 80202                    Woodard was a Vice President of Vestar Capital.

                                      III-4

                                                     PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME                                                      FIVE-YEAR EMPLOYMENT HISTORY
------------------------------------------  --------------------------------------------------------
Robert L. Rosner..........................  Vice President of VAC III.
  c/o Vestar Associates Corporation III
  245 Park Avenue
  41st Floor
  New York, New York 10167

Sander M. Levy............................  Vice President of VAC III.
  c/o Vestar Associates Corporation III
  245 Park Avenue
  41st Floor
  New York, New York 10167

Nicholas A. Dovidio.......................  Vice President of VAC III.
  c/o Vestar Associates Corporation III
  245 Park Avenue
  41st Floor
  New York, New York 10167

Brian P. Schwarz..........................  Chief Financial Officer of VAC III.
  c/o Vestar Associates Corporation III
  245 Park Avenue
  41st Floor
  New York, New York 10167

James L. Elrod, Jr........................  Vice President of VAC III. Mr. Elrod joined an affiliate
  c/o Vestar Associates Corporation III     of VAC III in 1998. From 1994 through 1997, he served as
  245 Park Avenue                           the Chief Financial Officer and Chief Operating Officer
  41st Floor                                of Physicians Health Services.
  New York, New York 10167

                                      III-5

                                  SCHEDULE IV

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

                                                                     SCHEDULE IV

     The following is the text of Section 262 of the Delaware General Corporation Law.

     262 APPRAISAL RIGHTS -- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger of consolidation nor consented thereto in writing pursuant to sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.251 (other than a merger effected pursuant to sec.251(g) of this title), sec.252, sec.254, sec.257, sec.258, sec.263 or sec.264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec.251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of (1)such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of (1)such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subscription and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec.228 or sec.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall not be more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

          (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw (1)such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement will be mailed to the stockholder within 10 days after
     (1) such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted (1) such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that (2) such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded(1) appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of (1)such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 339, L. '98, eff. 7-1-98.)
---------------
Ch. 339, L. '98, eff. 7-1-98, added matter in italic and deleted (1)"his" and
(2)"he".

                                   SCHEDULE V

                   AGREEMENT AND PLAN OF MERGER, DATED AS OF
          MARCH 24, 1999, AMONG PARENT, THE PURCHASER AND THE COMPANY

                                                                  EXECUTION COPY

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                         VESTAR/CALVARY HOLDINGS, INC.,

                              VESTAR/CALVARY, INC.

                                      AND

                           SHERIDAN HEALTHCARE, INC.

                           DATED AS OF MARCH 24, 1999

                               TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----
      ARTICLE I
                               THE OFFER
1.1   The Offer...................................................      2
1.2   Company Action..............................................      2
      ARTICLE II
                               THE MERGER
2.1   The Merger; Filing and Effective Time.......................      3
2.2   Closing.....................................................      4
2.3   Effects of the Merger.......................................      4
2.4   Certificate of Incorporation; By Laws.......................      4
2.5   Directors and Officers......................................      4
      ARTICLE III
               EFFECT OF THE MERGER ON THE CAPITAL STOCK
                     OF COMPANY AND THE MERGER SUB
3.1   Effect on Capital Stock.....................................      4
3.2   Company Options.............................................      5
3.3   Dissenters' Rights..........................................      5
3.4   Paying Agent................................................      5
      ARTICLE IV
      REPRESENTATIONS AND WARRANTIES OF HOLDINGS AND THE PURCHASER
4.1   Existence, Good Standing, Corporate Authority...............      6
4.2   Authorization of Agreement and Other Documents..............      7
4.3   Non-Contravention...........................................      7
4.4   Disclosure Documents........................................      7
4.5   Brokers.....................................................      8
4.6   Commitment Letters..........................................      8
      ARTICLE V
             REPRESENTATIONS AND WARRANTIES OF THE COMPANY
5.1   Organization, Standing and Qualification....................      8
5.2   Capitalization..............................................      8
5.3   Subsidiaries................................................      9
5.4   Constituent Documents.......................................      9
5.5   Authorization of Agreement..................................      9
5.6   Non-Contravention...........................................      9
5.7   Compliance with Laws........................................     10
5.8   Commission Documents........................................     10
5.9   Insurance...................................................     10
5.10  Litigation..................................................     11
5.11  Taxes.......................................................     11
5.12  ERISA.......................................................     12

                                                                      PAGE
                                                                      ----
5.13  Environmental Matters; OSHA.................................     13
5.14  Interim Conduct of Business.................................     13
5.15  No Brokers..................................................     14
5.16  Disclosure Documents........................................     14
5.17  Billing and Coding..........................................     14
5.18  Properties..................................................     15
5.19  Material Contract Defaults; Non-Compete.....................     15
5.20  Transactions with Affiliates................................     16
5.21  Vote Required; State Takeover Statutes......................     16
5.22  1998 Financial Statements...................................     16
5.23  Year 2000 Compliance........................................     16
      ARTICLE VI
                               COVENANTS
6.1   Interim Operations..........................................     17
6.2   Stockholders Meeting........................................     19
6.3   Proxy Statement, Etc. ......................................     20
6.4   Company Board Representation; Section 14(f).................     20
6.5   Inspection of Records.......................................     21
6.6   Publicity...................................................     21
6.7   Further Action; Reasonable Best Efforts.....................     21
6.8   Employee Benefit Plans......................................     22
6.9   Indemnification of Directors and Officers of the Company....     22
6.10  No Solicitations............................................     23
6.11  Disposition of Litigation...................................     24
6.12  Financing-Related Cooperation...............................     24
6.13  Stop Transfer Order.........................................     24
      ARTICLE VII
                               CONDITIONS
7.1   Conditions to Each Party's Obligation to Effect the              24
      Merger......................................................
7.2   Additional Condition to the Obligations of Holdings and the      25
      Purchaser to Effect the Merger..............................
      ARTICLE VIII
                         TERMINATION AND WAIVER
8.1   Termination.................................................     25
8.2   Termination Fees and Expenses...............................     26
8.3   Effect of Termination and Abandonment.......................     27
8.4   Extension; Waiver...........................................     28
      ARTICLE IX
                           GENERAL PROVISIONS
9.1   Nonsurvival of Representations, Warranties and Agreements...     28
9.2   Notices.....................................................     28
9.3   Assignment, Binding Effect..................................     29
9.4   Entire Agreement............................................     29

                                                                      PAGE
                                                                      ----
9.5   Amendment...................................................     29
9.6   Governing Law...............................................     29
9.7   Counterparts................................................     29
9.8   Headings....................................................     29
9.9   Interpretation..............................................     29
9.10  Waivers.....................................................     29
9.11  Incorporation of Exhibits...................................     30
9.12  Severability................................................     30
9.13  Enforcement of Agreement....................................     30

Annex A    Offer Conditions
Exhibit A  Amended and Restated Certificate of Incorporation of the
           Company
Exhibit B  Merger Sub By-laws

                          AGREEMENT AND PLAN OF MERGER

     PLAN AND AGREEMENT OF MERGER (the "Agreement") dated as of March 24, 1999, among VESTAR/CALVARY HOLDINGS, INC., a Delaware corporation ("Holdings"), VESTAR/CALVARY, INC., a Delaware corporation and a wholly owned subsidiary of Holdings (the "Purchaser"), and SHERIDAN HEALTHCARE, INC., a Delaware corporation (the "Company") (the Purchaser and Company being sometimes collectively referred to herein as the "Constituent Corporations").

                                  WITNESSETH:

     WHEREAS, the Board of Directors of the Company has determined that it is advisable and in the best interests of the Company and the stockholders of the Company to enter into this Agreement providing for the merger (the "Merger") of Purchaser into the Company in accordance with the General Corporation Law of the State of Delaware ("DGCL"), upon the terms and subject to the conditions set forth herein;

     WHEREAS, the Boards of Directors of Holdings and Purchaser have each approved the Merger in accordance with the DGCL upon the terms and subject to the conditions set forth herein;

     WHEREAS, as promptly as practicable (but in no event later than five business days after the public announcement of the execution hereof), the Purchaser shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) an offer (the "Offer") to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share ("Voting Common Stock"), and Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of the Company (collectively, the shares of Voting Common Stock and Class A Common Stock being referred to herein as the "Shares" or the "Company Common Stock"), of the Company at a price of $9.25 per Share, net to the seller in cash, subject to the conditions set forth in Annex A hereto;

     WHEREAS, the Board of Directors of the Company has (i) determined that the consideration to be paid for each Share in the Offer and in the Merger is fair to and in the best interests of the stockholders of the Company and (ii) resolved to recommend acceptance of the Offer and the Merger and adoption of this Agreement by such stockholders;

     WHEREAS, as a condition to their willingness to enter into this Agreement and consummate the transactions contemplated hereby, Holdings and the Purchaser have required each of Mitchell Eisenberg, Lewis Gold, Michael Schundler and Jay Martus (the "Senior Stockholders") and Gilbert Drozdow and Robert Coward (collectively with the Senior Stockholders, the "Stockholders"), contemporaneously with the execution and delivery of this Agreement, to enter into (i) in the case of the Senior Stockholders, an employment agreement with the Company to be effective upon the purchase of Shares pursuant to the Offer,
(ii) in the case of the Senior Stockholders and Gilbert Drozdow, a Stockholders Agreement with each other and Holdings and the other parties thereto (the "Stockholders Agreement") and (iii) in the case of the Senior Stockholders and Gilbert Drozdow, a Subscription and Tender Agreement with Holdings and, in the case of Robert J. Coward, a Tender Agreement (the "Subscription and Tender Agreements") to be effective upon the purchase of Shares pursuant to the Offer pursuant to which, among other things, each of them (x) other than Robert Coward, shall purchase shares of common stock of Holdings following the purchase of Shares pursuant to the Offer, (y) shall be granted following the consummation of the Merger options to purchase common stock of Holdings and (z) has agreed to tender all of his Shares pursuant to the Offer (such employment agreements, Stockholders Agreement, Subscription and Tender Agreements and related documents collectively referred to herein as the "Stockholder Documents"); and

     WHEREAS, the Board of Directors of the Company has approved the merger (the "Merger") of Purchaser into the Company in accordance with the DGCL upon the terms and subject to the conditions set forth herein.

     NOW, THEREFORE, in consideration of the premises and of the representations, warranties, covenants and agreements set forth herein, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                   THE OFFER

     1.1 The Offer. (a) Provided that this Agreement shall not have been terminated in accordance with Article VIII and no event shall have occurred and no circumstance shall exist which would result in a failure to satisfy any of the conditions or events set forth in Annex A hereto (the "Offer Conditions"), Purchaser shall commence the Offer as soon as practicable after the date hereof, and in any event within five business days from the date hereof. The obligation of Purchaser to accept for payment Shares tendered shall be subject to the satisfaction of the Offer Conditions. Purchaser expressly reserves the right, in its sole discretion, to waive any such condition and make any other changes in the terms and conditions of the Offer, provided that, unless previously approved by the Company in writing, (i) Purchaser may not amend or waive the Minimum Condition (as defined in Annex A), (ii) no change may be made which decreases the price per Share payable in the Offer, (iii) there shall be no change to the form of consideration payable in the Offer (other than by adding consideration),
(iv) there shall be no reduction in the maximum number of Shares to be purchased in the Offer, or (v) there shall be no imposition of any condition to the Offer in addition to those set forth herein which is materially adverse to holders of the Shares. Purchaser covenants and agrees that, subject to the terms and conditions of this Agreement, including the Offer Conditions, it will accept for payment and pay for Shares validly tendered and not withdrawn pursuant to the Offer as promptly as reasonably practicable; provided, that Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer; and provided that Purchaser shall have the right, in its sole discretion, to extend the Offer for up to five business days, notwithstanding the prior satisfaction of the Offer Conditions, in order to attempt to satisfy the requirements of
Section 253 of the DGCL. The initial expiration date of the Offer shall be 20 business days from the commencement of the Offer in accordance with applicable law. Subject to the foregoing, it is agreed that the Offer Conditions are for the benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition (including any action or inaction by Purchaser or Holdings not inconsistent with the terms hereof) or may be waived by Purchaser, in whole or in part at any time and from time to time, in its sole discretion.

     (b) As soon as reasonably practicable after the date hereof, and in any event within five business days from the date hereof, Purchaser and Holdings shall file their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and Schedules 13D and 13E-3 with respect to the Offer with the Securities and Exchange Commission (the "Commission"). The Schedule 14D-1 will contain an Offer to Purchase and forms of the related letter of transmittal (which Schedule 14D-1, Offer to Purchase and other documents, together with any further supplements or amendments thereto, are referred to herein collectively as the "Offer Documents"). Holdings, Purchaser and the Company each agrees promptly to correct any information provided by it for use in the Offer Documents that shall have become false or misleading in any material respect, and Holdings and Purchaser further agree to take all steps necessary to cause the Schedule 14D-1 as so corrected to be filed with the Commission and the other Offer Documents as so corrected to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents prior to their filing with the Commission. Holdings and Purchaser agree to provide the Company with any comments that may be received from the Commission or its staff with respect to the Offer Documents promptly after receipt thereof.

     (c) Notwithstanding any other provision contained herein, the Offer shall terminate upon termination of this Agreement pursuant to Article VIII.

     1.2 Company Action. (a) The Company hereby approves of and consents to the Offer and represents and warrants that: (i) its Board of Directors, at a meeting duly called and held on March 24, 1999, has unanimously (excluding directors who would be considered "interested directors" under Section 144 of the DGCL and who abstained) (A) determined that this Agreement and the transactions contemplated hereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of Shares, (B) approved this Agreement and the Offer and the Merger and the other transactions contemplated hereby, (C) declared the Merger to be advisable and directed that the Merger be submitted for consideration at a special meeting of the stockholders of the Company, (D) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares to Purchaser thereunder and adopt this Agreement and (E) approved this Agreement and the Stockholder Documents and the transactions contemplated hereby and thereby for purposes of Section 203 of the DGCL; and
(ii) Salomon Smith Barney Inc. and Bowles, Hollowell Conner & Co. (the "Financial Advisors") each has delivered to the Board of Directors of the Company its written opinion that the consideration to be received by holders of Shares (other than Holdings and its affiliates) pursuant to each of the Offer and the Merger is fair to such holders from a financial point of view. The Company has been authorized by the Financial Advisors to permit, subject to prior review and consent by such Financial Advisors (such consent not to be unreasonably withheld), the inclusion of such fairness opinions (or a references thereto) in the Offer Documents and in the Schedule 14D-9 referred to below and the Proxy Statement (as defined in Section 5.16). The Company hereby consents to the inclusion in the Offer Documents of the recommendations of the Company's Board of Directors described in this Section 1.2(a).

     (b) The Company shall file with the Commission, contemporaneously with the filing of the Schedule 14D-1 pursuant to Section 1.1, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the "Schedule 14D-9") containing the recommendations of the Company's Board of Directors described in Section 1.2(a)(i) and shall promptly mail the Schedule 14D-9 to the stockholders of the Company, and the Board of Directors of the Company shall not withdraw, amend or modify in a manner adverse to Holdings or the Purchaser such recommendations (or announce publicly its intention to do so); provided that prior to the purchase of Shares pursuant to the Offer, the Company shall not be required to make such filing with such recommendations or make such mailing and the Board of Directors shall be permitted to withdraw, amend or modify its recommendations (or publicly announce its intention to do so) in a manner adverse to Holdings or the Purchaser if: (1) the Company has complied with Section 6.10, (2) a Superior Proposal (as defined in Section 6.10) shall have been proposed by any person other than Holdings or the Purchaser and such proposal is pending at the time of such action; (3) the Board of Directors shall have concluded in good faith, after consultation with its outside legal counsel, that the Board of Directors is required to withdraw, amend or modify such recommendations in order to comply with its fiduciary duties to the stockholders of the Company under applicable law; and (4) the Company shall have notified Holdings of such Superior Proposal at least two business days in advance of such action. The Schedule 14D-9 and all amendments thereto will comply in all material respects with the Exchange Act and the rules and regulations promulgated thereunder. The Company, Holdings and Purchaser each agrees promptly to correct any information provided by it for use in the Schedule 14D-9 that shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the
Schedule 14D-9 as so corrected to be filed with the Commission and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws.

     (c) In connection with the Offer, if requested by Purchaser, the Company shall promptly furnish Purchaser with mailing labels, security position listings, any non-objecting beneficial owner lists and any available listings or computer files containing the names and addresses of the record holders of Shares, each as of a recent date, and shall promptly furnish Purchaser with such additional information (including but not limited to updated lists of stockholders, mailing labels, security position listings and non-objecting beneficial owner lists) and such other assistance as Parent, Purchaser, Holdings or their agents may reasonably require in communicating the Offer to the record and beneficial holders of Shares.

                                   ARTICLE II

                                   THE MERGER

     2.1  The Merger; Filing and Effective Time.

     (a) Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the Effective Time, the Purchaser shall be merged into the Company. As a result of the Merger, the separate corporate existence of the Purchaser shall cease and the Company shall be the surviving corporation (the "Surviving Corporation") following the effectiveness of the Merger.

     (b) The parties hereto shall cause the Merger to be consummated by filing a certificate of merger or, if applicable, a certificate of ownership and merger with the Secretary of State of the State of Delaware, in such form as required by and executed in accordance with the relevant provisions of the DGCL (the date and time of the filing of such certificate with the Secretary of State of the State of Delaware (or such later time as is agreed to by the parties hereto and set forth therein) being the "Effective Time").

     2.2 Closing. The closing of the Merger (the "Closing") will take place as soon as practicable after satisfaction or waiver of the conditions set forth in
Article VII (the "Closing Date"), at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York 10017, unless another date or place is agreed to in writing by the parties hereto.

     2.3 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL.

     2.4  Certificate of Incorporation; By Laws.

     (a) At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended so as to read in its entirety in the form set forth as Exhibit A hereto and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter further amended as provided therein and under the DGCL.

     (b) At the Effective Time, the By-laws of the Purchaser as in effect immediately prior to the Effective Time in the form set forth as Exhibit B hereto shall be the By-laws of the Surviving Corporation following the Merger and thereafter may be amended or repealed in accordance with their terms or the certificate of incorporation of the Surviving Corporation following the Merger and as provided under the DGCL.

     2.5 Directors and Officers. The directors of the Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation following the Merger, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation following the Merger, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation following the Merger, in each case until their respective successors are duly elected or appointed (as the case may be) and qualified.

                                  ARTICLE III

                   EFFECT OF THE MERGER ON THE CAPITAL STOCK
                         OF COMPANY AND THE MERGER SUB

     3.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, the Purchaser or any holder of any shares of Company Common Stock or any holder of capital stock of the Purchaser, the outstanding capital stock of the Purchaser and the Company shall be converted or cancelled as follows:

          (a) Conversion of Common Stock of the Purchaser. Each share of common stock of the Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

          (b) Cancellation of Certain Company Common Stock. Each share of Company Common Stock outstanding immediately prior to the Effective Time that is owned by Holdings, the Purchaser or any other direct or indirect subsidiary of Holdings or held in the treasury of the Company shall automatically be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

          (c) Conversion of Company Common Stock. Each outstanding share of Company Common Stock (other than any such shares of Company Common Stock to be cancelled pursuant to Sec-tion 3.1(b)) and any Dissenting Shares (as defined in Section 3.3) shall be converted into the right to receive an amount in cash equal to the greater of $9.25 or any higher price paid pursuant to the Offer (the "Merger Consideration").

          (d) Cancellation and Retirement of Company Common Stock. All shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall, to the extent such certificate represents such shares of Company Common Stock, cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such certificate in accordance with Section 3.4.

     3.2 Company Options. At the Effective Time, each option (a "Company Option") to purchase shares of Company Common Stock outstanding immediately prior to the Effective Time shall become immediately vested. Each Company Option with an exercise price per share of Company Common Stock less than the Merger Consideration shall automatically be converted into the right to receive cash in the amount of the product of (a) the Merger Consideration minus such exercise price, multiplied by (b) the number of shares of Company Common Stock for which such Company Option is exercisable. All other Company Options outstanding as of the Effective Time shall automatically be terminated effective as of the Effective Time. The holders of all Company Options subject to automatic conversion pursuant to this Section 3.2 are herein referred to as the "Eligible Option Holders." Prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company (or, if appropriate, any committee administering the plan(s) pursuant to which the Company Options have been granted) shall adopt such resolutions, obtain such consents, or take such other actions as are required to effect the transactions contemplated by this Section 3.2.

     3.3 Dissenters' Rights. Notwithstanding any provision of this Agreement to the contrary, any shares of Company Common Stock outstanding immediately prior to the Effective Time held by a holder who has demanded and perfected the right, if any, for appraisal of those shares of Company Common Stock in accordance with the provisions of Section 262 of the DGCL and as of the Effective Time has not withdrawn or lost such right to such appraisal ("Dissenting Shares") shall not be converted into or represent a right to receive Merger Consideration, but the holder shall only be entitled to such rights as are granted by the DGCL. If a holder of shares of Company Common Stock who demands appraisal of those shares of Company Common Stock under the DGCL shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, those shares of Company Common Stock shall be converted into and represent only the right to receive the Merger Consideration as provided in Section 3.1(c), without interest, upon the surrender of the certificate or certificates representing those shares of Company Common Stock. The Company shall give the Purchaser (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands, and any other instruments served pursuant to the DGCL received by the Company relating to stockholders' rights of appraisal and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of the Purchaser, voluntarily make any payment with respect to any such demands for appraisals of capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.

     3.4 Paying Agent. (a) Prior to the Effective Time, Purchaser shall designate a bank or trust company to act as agent for the holders of Shares in connection with the Merger (the "Paying Agent") to receive the Merger Consideration to which holders of Shares shall become entitled pursuant to
Section 3.1(c). When and as needed, Holdings or Purchaser will make available to the Paying Agent sufficient funds to make all payments pursuant to Section 3.4(b). Such funds shall be invested by the Paying Agent as directed by Purchaser or, after the Effective Time, the Surviving Corporation, provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $500 million. Any net profit resulting from, or interest or income produced by, such investments will be payable to the Surviving Corporation or Holdings, as Holdings directs.

     (b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each record holder, as of the Effective Time, of an outstanding certificate or certificates which immediately prior to the Effective Time represented Shares (the "Certificates"), a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates for payment of the Merger Consideration therefor. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate, and such Certificate shall then be cancelled. No interest shall be paid or accrued for the benefit of holders of the Certificates on the Merger Consideration payable upon the surrender of the Certificates. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable.

     (c) At any time following six months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (d) At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable law.

                                   ARTICLE IV

          REPRESENTATIONS AND WARRANTIES OF HOLDINGS AND THE PURCHASER

     Holdings and the Purchaser, jointly and severally, represent and warrant to the Company that the statements contained in this Article IV are true and correct, except as set forth in the disclosure statement delivered by the Purchaser to the Company concurrently herewith and identified as the "Purchaser Disclosure Statement." All exceptions noted in the Purchaser Disclosure Statement shall be numbered to correspond to the applicable Sections to which such exception refers; provided, however, that any disclosure set forth on any particular schedule shall be deemed disclosed in reference to all applicable schedules if the disclosure in respect of the particular schedule is sufficient on its face without further inquiry reasonably to inform the Company of the information required to be disclosed in respect of the other schedules to avoid a breach under the provisions hereof corresponding to such other schedules.

     4.1 Existence, Good Standing, Corporate Authority. Each of Holdings and the Purchaser (i) is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation; (ii) has all requisite power and authority to own or lease and operate its properties and assets, and to carry on its business as now conducted and as currently proposed to be conducted prior to the Effective Time, except where the failure to have such power and authority would not have a Material Adverse Effect (as hereinafter defined) on Holdings, and to consummate the transactions contemplated hereby; (iii) is duly qualified or licensed to do business and is in good standing in all jurisdictions in which it owns or leases property or in which the conduct of its business requires it to so qualify or be licensed, except where the failure to so qualify, individually or in the aggregate, would not have a Material Adverse Effect on Holdings; and (iv) has obtained all licenses, permits, franchises and other governmental authorizations necessary to the ownership or operation of its properties or the conduct of its business, except where the failure to have obtained such licenses, permits, franchises or authorizations would not have a Material Adverse Effect on Holdings. The copies of the Certificate of Incorporation and By-laws of each of Holdings and Purchaser as in effect on the date hereof have been previously delivered to the Company and are true and correct. For purposes of this Agreement, a "Material Adverse Effect" when used with respect to any entity means (a) any change or effect that is, individually or in the aggregate, materially adverse to the business, operations, assets, liabilities, financial condition or results of operations of such entity and its subsidiaries and controlled entities taken as a whole, or (b) a material impairment on the ability of such entity or its subsidiaries and controlled entities taken as a whole to perform any of their material obligations under this Agreement or to consummate the Merger.

     4.2 Authorization of Agreement and Other Documents. The execution and delivery of this Agreement has been duly authorized by the Board of Directors of each of Holdings and the Purchaser and no other proceedings on the part of Holdings, the Purchaser or their respective stockholders are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement is a valid and binding obligation of each of Holdings and the Purchaser, enforceable against each of Holdings and the Purchaser in accordance with its terms.

     4.3 Non-Contravention. The execution, delivery and performance of this Agreement by each of Holdings and the Purchaser and the consummation by each of Holdings and the Purchaser of the transactions contemplated hereby to be consummated by it, will not (i) violate or conflict with any provision of any law applicable to Holdings or the Purchaser or by which any property or asset of Holdings or the Purchaser is bound, (ii) require the consent, waiver, approval, license or authorization of or any filing by Holdings or the Purchaser with any public authority (other than (a) the filing of a pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (b) in connection with or in compliance with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act, and the DGCL, and (c) applicable state statutes and regulations regulating the conduct of the Surviving Corporation's business as identified in the Purchaser Disclosure Statement), (iii) conflict with or result in any breach of any provision of the Certificate of Incorporation or By-laws of Holdings or the Purchaser in any respect or (iv) violate, conflict with, result in a breach of or the acceleration of any obligation under, or constitute a default (or an event which with notice or the lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Holdings or the Purchaser pursuant to any provision of any indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, ordinance, regulation or decree to which Holdings or the Purchaser is subject or by which Holdings or the Purchaser or any of their property or assets is bound; except in the case of clauses (i), (ii) and (iv) above where such violations, conflicts, breaches, defaults or the failure to give such notice, make such filings, or obtain such authorizations, consents or approvals, would not, individually or in the aggregate, have a Material Adverse Effect on Holdings.

     4.4  Disclosure Documents.  The Offer Documents, as filed pursuant to
Section 1.1, will not, at the time such Offer Documents are filed with the Commission or are first published, sent or given to stockholders, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Holdings for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to stockholders, at the time of the Stockholders Meeting (as defined in Section 6.2) or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or shall omit to state a material fact required to be stated therein or necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders Meeting which has become false or misleading. Notwithstanding the foregoing, Holdings and Purchaser make no representation or warranty with respect to any information supplied by the Company or any of its representatives which is contained in or incorporated by reference in any of the foregoing documents or the Offer Documents. The Offer Documents, as amended and supplemented, will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

     4.5 Brokers. No person is entitled to any brokerage or finder's fee or commission in connection with the transactions contemplated by this Agreement as a result of any action taken by or on behalf of Holdings or the Purchaser other than Vestar Capital Partners.

     4.6 Commitment Letters. Executed commitment letters from Vestar (the "Vestar Commitment Letter") and NationsBank, N.A. (the "NationsBank Commitment Letter") and an executed letter from NationsBanc Montgomery Securities LLC stating that it is highly confident that it can provide subordinated debt financing in connection with the transaction contemplated by this Agreement (the "Highly Confident Letter") (the Highly Confident Letter, the Vestar Commitment Letter and the NationsBank Commitment Letter, collectively, the "Commitment Letters") are included in Section 4.6 of the Purchaser Disclosure Statement. As of the date of this Agreement, the Commitment Letters provided to the Company are in full force and effect and have not been amended in any material respect.

                                   ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Holdings and the Purchaser that the statements contained in this Article V are true and correct, except as set forth in the disclosure statement delivered by the Company to Holdings concurrently herewith and identified as the "Company Disclosure Statement." All exceptions noted in the Company Disclosure Statement shall be numbered to correspond to the applicable Sections to which such exception refers; provided, however that any disclosure set forth in any particular schedule shall be deemed disclosed in reference to all applicable schedules if the disclosure in respect of the particular schedule is sufficient on its face without further inquiry reasonably to inform Holdings of the information required to be disclosed in respect of the other schedules to avoid a breach under the provisions hereof corresponding to such other schedules.

     5.1 Organization, Standing and Qualification. Each of the Company and the Controlled Entities (as defined in Section 5.3) (i) is a corporation duly organized, validly existing and in good standing under the laws in the jurisdiction of its incorporation; (ii) has all requisite power and authority to own or lease and operate its properties and assets, and to carry on its business as now conducted and as currently proposed to be conducted, except where the failure to have such power and authority would not have a Material Adverse Effect on the Company, and to consummate the transactions contemplated hereby;
(iii) is duly qualified or licensed to do business and is in good standing in all jurisdictions in which it owns or leases property or in which the conduct of its business requires it to so qualify or be licensed except where the failure to so qualify, individually or in the aggregate, would not have a Material Adverse Effect on the Company; and (iv) has obtained all licenses, permits, franchises and other governmental authorizations necessary for the ownership or operation of its properties or the conduct of its businesses except where the failure to have obtained such licenses, permits, franchises or authorizations would not have a Material Adverse Effect on the Company.

     5.2  Capitalization.

     (a) The total authorized capital stock of the Company consists of (i) 5,000,000 shares of Convertible Preferred Stock, par value $.01 per share, no shares of which are issued and outstanding as of the date of this Agreement; and
(ii) 21,000,000 shares of Company Common Stock, of which 296,638 shares of Class A Common Stock and 6,290,178 shares of Voting Common Stock are issued and outstanding on the date of this Agreement. There are no shares of capital stock of the Company of any other class authorized, issued or outstanding.

     (b) Each outstanding share of Company Common Stock is (i) duly authorized and validly issued and (ii) fully paid and nonassessable and free of any preemptive and similar rights.

     (c) Other than Company Options that will become vested (and converted into the right to receive cash) or canceled at the Effective Time pursuant to Article III hereof, as of the Effective Time, there will be no outstanding (i) securities convertible into or exchangeable for any capital stock of the Company, (ii) options, warrants or other rights to purchase or subscribe to capital stock of the Company or securities convertible into or exchangeable for capital stock of the Company, or (iii) contracts, commitments, agreements, understandings, rights (including registration rights), arrangements, calls or claims of any kind to which the Company is a party or is bound relating to the issuance of any capital stock of the Company, including the commitments referred to in Section 5.2(c)(iii) of the Company Disclosure Statement. Section 5.2(c) of the Company Disclosure Statement identifies, as of the date hereof, the option holder, the number of shares of Company Common Stock subject to each Company Option, the exercise price and the expiration date of each outstanding Company Option.

     5.3 Subsidiaries. The Company owns directly or indirectly each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect directors or others performing similar functions with respect to such subsidiary) of each of the Company's subsidiaries indicated in Part I of Section 5.3 of the Company Disclosure Statement as being owned by the Company (the "Subsidiaries") and has an ownership interest or the right to purchase those entities listed on Parts II and III of Section 5.3 of the Company Disclosure Statement (together with the Subsidiaries, the "Controlled Entities"), and the Controlled Entities are the only entities in which the Company directly or indirectly beneficially owns an equity interest. Each of the outstanding shares of capital stock beneficially owned by the Company of each of the Company's Controlled Entities is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by the Company or a wholly owned Subsidiary free and clear of all liens, pledges, security interests, claims or other encumbrances.

     5.4 Constituent Documents. True and complete copies of the Certificate of Incorporation and all amendments thereto, the By-laws, as amended and currently in force, and all corporate minute books and records of the Company and each of its Controlled Entities have been furnished by the Company to the Purchaser for inspection to the extent requested by the Purchaser.

     5.5 Authorization of Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and no other proceedings on the part of the Company are necessary to authorize the execution, delivery or performance of this Agreement, except for the Requisite Stockholder Approval. This Agreement is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

     5.6 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) violate or conflict with any provision of any law applicable to the Company or any of its Controlled Entities or by which any property or asset of the Company or any of its Controlled Entities is bound,
(ii) require any material consent, waiver, approval, license, qualification, order or authorization of or any filing by the Company or any of its Controlled Entities with any public authority (other than (a) the filing of a pre-merger notification report under the HSR Act, (b) in connection with or in compliance with the provisions of the Securities Act, the Exchange Act and the DGCL and (c) applicable state statutes and regulations regulating the conduct of the Surviving Corporation's business as identified in the Company Disclosure Statement), (iii) conflict with or result in any breach of any provision of the Certificate of Incorporation or By-laws of the Company or any of its Controlled Entities in any respect or (iv) except as set forth in Section 5.6 of the Company Disclosure Statement, violate, conflict with, result in a breach of or the acceleration of any obligation under, or constitute a default (or an event which with notice or the lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any of its Controlled Entities pursuant to, any provision of any material indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, license, ordinance, permit, franchise, joint venture agreement, limited liability company agreement, partnership agreement, regulation or decree to which the Company or any of its Controlled Entities is subject or by which the Company or any of its Controlled Entities or any of their property or assets is bound (including without limitation Material Contracts in existence on the date hereof between any entity affiliated with Columbia/HCA Healthcare Corporation or Tenet Healthcare Corporation or any of the Company's managed care providers, on the one hand, and any of the Company and its Controlled Entities, on the other hand); except in the case of clause (i) where such violation or conflict would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

     5.7  Compliance with Laws.

     (a) The Company and the Controlled Entities hold all permits, licenses, variances, exemptions, orders and approvals of any governmental entities necessary for the lawful conduct of their business (the "Permits"), except where the failure to hold such Permits would not have a Material Adverse Effect on the Company.

     (b) Since the later of the date on which the particular Controlled Entity was acquired (the "Controlled Entity Acquisition Date") and January 1, 1996, the Company and the Controlled Entities have been in substantial compliance with the terms of the Permits.

     (c) As of the date of this Agreement, no investigation, review, inquiry or proceeding by any governmental entity with respect to any of the Company and the Controlled Entities is, to the knowledge of the Company, pending or threatened which, if adversely decided, would be reasonably likely to have a Material Adverse Effect on the Company.

     5.8 Commission Documents. The Company has delivered or made available to Holdings each registration statement, report, proxy statement or information statement (as defined in Regulation 14C under the Exchange Act) prepared by it since January 1, 1996, which reports constitute all of the documents required to be filed by the Company with the Commission since such date, each in the form (excluding exhibits and any amendments thereto) filed with the Commission (collectively, the "Company Reports"). As of their respective dates, the Company Reports and any Company Reports filed after the date hereof and prior to the Effective Time (a) complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder; and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Company has timely filed with the Commission all reports required to be filed under Section 13, 14 and 15(d) of the Exchange Act since January 1, 1996. Each of the consolidated balance sheets of the Company included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of its date (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect, and each of the consolidated statements of income, retained earnings and cash flows of the Company included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly present in all material respects the results of operations, stockholders equity or cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect). The financial statements of the Company, including the notes thereto, included in or incorporated by reference into the Company Reports comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, and have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be indicated in the notes thereto). Since January 1, 1996, there has been no material change in the Company's accounting methods or principles except as described in the notes to such Company financial statements.

     5.9 Insurance. Section 5.9 of the Company Disclosure Statement contains a list of all insurance policies which are owned by any of the Company and the Controlled Entities or which name the Company or any Controlled Entity as an insured (or loss payee), including without limitation those which pertain to the assets, employees or operations of the Company and the Controlled Entities. All such insurance policies are in full force and effect and the Company has not received notice of cancellation of any such insurance policies.

     5.10 Litigation. Except as set forth in Section 5.10 of the Company Disclosure Statement, there is no suit, claim, action, litigation or proceeding, in law or in equity, and there are no proceedings or governmental investigations before any commission or other administrative authority, pending or, to the Company's knowledge, threatened against the Company, or any of the Company's officers, directors or affiliates, with respect to or affecting the Company's operations, businesses, or financial condition, or related to the consummation of the transactions contemplated hereby which, is reasonably likely to have a Material Adverse Effect on the Company.

     5.11  Taxes.

     (a) As used in this Agreement, (i) the term "Taxes" means all federal, state, local, foreign and other income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatever of a nature similar to taxes, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, and the term "Tax" means any one of the foregoing Taxes; and (ii) the term "Returns" means all returns, declarations, reports, statements and other documents required to be filed in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereto, and the term "Return" means any one of the foregoing Returns. The representations contained in this
Section 5.11 with respect to a Controlled Entity are made with respect to such Controlled Entity from the date of the Controlled Entity Acquisition Date.

     (b) There have been properly completed and filed on a timely basis and in correct form all material Returns required to be filed by the Company or its Controlled Entities or requests for extensions to file such Tax Returns have been timely filed and the Company and its Controlled Entities are within such period for extension. As of the time of filing, the foregoing Returns were correct and complete in all material respects.

     (c) With respect to all amounts in respect of Taxes imposed upon the Company or its Controlled Entities, or for which the Company or its Controlled Entities is or could be liable, whether to taxing authorities (as, for example, under law) or to other persons or entities (as, for example, under tax allocation agreements), with respect to all taxable periods or portions of periods ending on or before December 31, 1998, (i) all applicable tax laws and agreements have been complied with in all material respects, and (ii) all amounts required to be paid by the Company or its Controlled Entities to taxing authorities on or before the date hereof have been paid and with respect to Taxes not yet due and owing to a taxing authority, such Taxes have been paid or adequately reserved for on the Company's financial statements in accordance with generally accepted accounting principles.

     (d) There are no audits or similar proceedings by any taxing authority pending or threatened with respect to Taxes, except as disclosed in Section 5.11(d) of the Company Disclosure Statement. No assessment of Tax has been proposed against the Company or its Controlled Entities or any of their respective assets or properties. No closing agreement pursuant to Section 7121 or any similar provision of any state, local or foreign law has been entered into by or with respect to the Company or its Controlled Entities, except as disclosed in Section 5.11(d) of the Company Disclosure Statement. There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period of collection or assessment of, Taxes due from or with respect to the Company or its Controlled Entities for any taxable period, and no power of attorney granted by or with respect to the Company or its Controlled Entities relating to Taxes is currently in force.

     (e) Neither the Company nor any of its Controlled Entities is a party to or bound by any Tax allocation, Tax indemnity, Tax sharing or similar contract or arrangement or any agreement that obligates it to make payment computed by reference to the Taxes, taxable income or taxable losses of any other person.

     (f) The Company and its Controlled Entities (i) are not, and have not been, a member of an affiliated group filing a consolidated federal income Tax return (other than a group the common parent of which is the Company), and (ii) has no liability for the Taxes of any person under Treasury Regulation section 1502 (or any similar provision of state, local or foreign law), or as a transferee or successor, by contract or otherwise.

     (g) There are no liens with respect to Taxes upon any of the assets or properties of the Company or its Controlled Entities, other than with respect to Taxes not yet due.

     (h) The Company and its Controlled Entities have collected all sales and use Taxes required to be collected and has remitted, or will remit on a timely basis, such amount to the appropriate governmental entities, or have been furnished properly completed exemption certificates. The Company and its Controlled Entities have duly and timely withheld from employee salaries, wages and other compensation and paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods for which the statute of limitation has not expired.

     5.12  ERISA.

     (a) Section 5.12(a) of the Company Disclosure Statement contains a list and brief description of all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as "Pension Plans"), "employee welfare benefit plans" (as defined in Section 3(1) of ERISA and referred to herein as a "Welfare Plan") and all other Benefit Plans (defined herein as any Pension Plan, Welfare Plan and any other plan, fund, program, arrangement or agreement to provide employees, directors, independent contractors, officers or agents of any Commonly Controlled Entity (as hereinafter defined) with medical, health, life, bonus, incentive, change in control, employment, stock (option, ownership or purchase), deferred compensation, severance, salary continuation, vacation, sick leave, fringe, incentive insurance or other benefits), whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether oral or written that is currently maintained, or contributed to, or required to be contributed to, by the Company or any other person that, together with the Company at any time during the last six years, is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended (the "Code") (the Company and each such other person, a "Commonly Controlled Entity"), for the benefit of any current or former employees, officers or directors of any Commonly Controlled Entity. The Company has delivered or made available to Holdings true, complete and correct copies of (i) each Benefit Plan (or, in the case of any unwritten Benefit Plans, descriptions thereof), (ii) the most recent annual report on Forms 5500 and 990, if any, filed with the Internal Revenue Service with respect to each Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Benefit Plan for which such summary plan description is required, (iv) each trust agreement and group annuity contract relating to any Benefit Plan; and (v) a list of all assets and liabilities of, allocated to or accounted for separately with respect to every Benefit Plan (including insurance contracts associated with every Benefit Plan regardless of whether any current cash value exists). Each Benefit Plan has been established, funded, maintained and administered in accordance with its terms and is in compliance with the applicable provisions of ERISA, the Code and all other applicable laws, except where the failure to comply would not be reasonably expected to result in a Material Adverse Effect on the Company.

     (b) All Pension Plans have been the subject of favorable and up-to-date (through any applicable remedial amendment period) determination letters from the Internal Revenue Service, or have filed a timely application therefor, to the effect that such Pension Plans are qualified and exempt from federal income taxes under Section 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor has any such Pension Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs.

     (c) No Commonly Controlled Entity has adopted or been obligated to contribute to any "defined benefit pension plan" as defined in Section 3(35) of ERISA subject to Title IV of ERISA in the six (6) years preceding the date hereof and no Commonly Controlled Entity has incurred any liability under Title IV of ERISA.

     (d) No Benefit Plan is a "multiemployer plan" and neither the Company nor any Commonly Controlled Entity at any time has been required to contribute to any "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA ) or has withdrawn from any multiemployer plan where such withdrawal has either: (i) resulted or would result in any "withdrawal liability" (within the meaning of Section 4201 of

ERISA) that has not been fully paid; or (ii) engaged in a transaction that might have resulted in withdrawal liability but for the application of Section 4204 of ERISA.

     (e) With respect to any Welfare Plan, (i) no such Welfare Plan is funded through a "welfare benefits fund", as such term is defined in Section 419(e) of the Code, (ii) no such Welfare Plan is self-insured, and (iii) each such Welfare Plan that is a "group health plan", as such term is defined in Section 5000(b)(1) of the Code, complies with the applicable requirements of Section 4980B(f) of the Code.

     (f) All contributions or premiums owed by Commonly Controlled Entities with respect to Benefit Plans under law, contract or otherwise have been made in full and on a timely basis and the Commonly Controlled Entities are not obligated to contribute with respect to any Benefit Plan that involves a retroactive contribution, assessment or funding waiver arrangement. All administrative costs attributable to Benefit Plans have been paid when due.

     (g) To the Company's knowledge, no Pension Plan or Welfare Plan or any "fiduciary" or "party-in-interest" (as such terms are respectively defined by Sections 3(21) and 3(14) of ERISA) thereto has engaged in a transaction prohibited by Section 406 of ERISA or 4975 of the Code for which a valid exception is not available.

     (h) No Benefit Plan exists that could result in the payment to any present or former employee of a Commonly Controlled Entity of any money or other property or accelerate or provide any other rights or benefits to any present or former employee of a Commonly Controlled Entity as a result of the transactions contemplated by this Agreement, whether or not such payment would constitute a parachute payment within the meaning of Section 280G of the Code.

     5.13 Environmental Matters; OSHA. The Company and its Controlled Entities are in substantial compliance with all Environmental Laws. For the purposes of this Agreement, "Environmental Laws" means all federal, state and local statutes, regulations, ordinances, rules, regulations and policies, all court orders and decrees and arbitration awards, and the common law, which pertain to environmental matters or contamination of any type whatsoever. The Company and its Controlled Entities are in substantial compliance with the Occupational Health and Safety Act and the rules and regulations thereunder.

     5.14 Interim Conduct of Business. Except as otherwise contemplated by this Agreement or as provided in the Company Disclosure Statement, since December 31, 1998, the Company and the Controlled Entities have not:

          (a) sold, assigned, leased, exchanged, transferred or otherwise disposed of any portion of its assets or property that is material to the Company and its Controlled Entities taken as a whole, except for cash applied in the payment of the Company's liabilities in the usual and ordinary course of business in accordance with the Company's or its Controlled Entities' past practices;

          (b) written off any asset which has a net book value which exceeds $25,000 individually or $125,000 in the aggregate, or suffered any casualty, damage, destruction or loss, or interruption in use, of any material asset, property (whether or not covered by insurance), on account of fire, flood, riot, strike or other hazard or Act of God;

          (c) waived any material right arising out of the conduct of, or with respect to, its business;

          (d) made (or committed to make) capital expenditures in an amount which exceeds $250,000 for any item or $2,500,000 in the aggregate;

          (e) made any change in accounting methods or principles;

          (f) borrowed any money other than in the ordinary course of business pursuant to its existing credit facilities or issued any bonds, debentures, notes or other corporate securities (other than equity securities), including without limitation, those evidencing borrowed money or to make acquisitions referred to in the Company Disclosure Statement or to satisfy commitments to purchase entities referred to in the Company Disclosure Statement;

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

          (g) increased the compensation payable to any employee, except for normal pay increases in the ordinary course of business consistent with past practices;

          (h) made any payments or distributions to its employees, officers or directors, except such amounts as constitute currently effective compensation for services rendered, or reimbursement for reasonable ordinary and necessary out-of-pocket business expenses;

          (i) adopted any new Pension Plan, Welfare Plan or other Benefit Plan;

          (j) issued or sold any of its securities of any class;

          (k) paid, declared or set aside any dividend or other distribution on its securities of any class, or purchased, exchanged or redeemed any of its securities of any class;

          (l) suffered or been affected by any condition, event or occurrence which would be reasonably likely to have a Material Adverse Effect on the Company; or

          (m) made or changed any Tax election or method of accounting with respect to Taxes, or filed any amended Tax return, or settled or compromised any examination or proceeding with respect to any material Tax liability.

Notwithstanding the foregoing, the Company shall not be deemed to have breached the terms of this Section 5.14 by entering into this Agreement or by consummating the transactions contemplated hereby.

     5.15 No Brokers. The Company has not entered into any contract, arrangement or understanding with any person or firm which may result in an obligation of the Company, Holdings or the Purchaser to pay any finder's fee, brokerage or agent's commissions or other like payments in connection with negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that the Company has retained the Financial Advisors, the arrangements with both of which have been disclosed in writing to Holdings prior to the date hereof.

     5.16 Disclosure Documents. Neither the Schedule 14D-9, nor any of the information supplied by the Company for inclusion in the Offer Documents, shall, at the respective times such Schedule 14D-9, the Offer Documents or any amendments or supplements thereto are filed with the Commission or are first published, sent or given to stockholders, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Neither the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting nor the information statement to be sent to such stockholders, in each case if required and as appropriate (such proxy statement or information statement, as amended or supplemented, is herein referred to as the "Proxy Statement"), shall, at the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to stockholders and at the time of the Stockholders Meeting and at the Effective Time, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders Meeting which has become false or misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Holdings or Purchaser or any of their respective representatives which is contained in the Schedule 14D-9 or the Proxy Statement. The Schedule 14D-9 and the Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

     5.17 Billing and Coding. Except in the situations that would not have a Material Adverse Effect on the Company, the Company and, since the applicable Controlled Entity Acquisition Dates, the Controlled Entities have, whether directly or indirectly through contractual arrangements with others, billed third party payers (including, but not limited to, Medicare, Medicaid, CHAMPUS and private payers) for health care services rendered by the Company, its Controlled Entities, or any of its or their employees, professional staff, or other persons or entities on behalf of whom or for which the Company or any of its Controlled Entities is authorized to bill for health care services, in accordance in all material respects with all federal, state and local laws, rules and regulations, and all agreements, applicable with respect thereto. Without limiting the generality of the foregoing, for said purposes all such services have been properly documented and coded, except to the extent the failure to so comply or to do so would not have a Material Adverse Effect on the Company.

     5.18  Properties.

     (a) The Company and its Controlled Entities have good, valid and, in the case of its Owned Property (as defined below), marketable fee title to its real property and interests in real property indicated as being owned by the Company and its Controlled Entities in the financial statements included in the Company Reports, except for properties sold or otherwise disposed of in the ordinary course of business (the "Owned Properties", free and clear of all mortgages, liens, security interests, easements, covenants, rights-of-way and other similar restrictions and encumbrances ("Encumbrances"), except where the failure to have such marketable fee title would not interfere in any material respect with the conduct of the business of the Company and the Controlled Entities as currently conducted. The leases relating to the Company's leased real property ("Company Leases") are in full force and effect, free and clear of all Encumbrances except where the failure to have such marketable fee title would not interfere with the conduct of business of the Company as currently conducted, and, to the best knowledge of the Company, are not in default.

     (b) No consent or approval is required to be obtained under any agreement by which the Company or any of its Subsidiaries has obtained a leasehold interest in any leased property by or with respect to the Company or any Subsidiary of the Company, and no right of termination shall arise under any Company Lease nor does any landlord have the right to increase the rent payable under any Company Lease, in each case in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except to the extent that the foregoing individually or in the aggregate would not have a Material Adverse Effect on the Company.

     (c) Neither the Company nor any of its Controlled Entities is obligated under or bound by any option, right of first refusal, purchase contract, or other contractual right to sell or dispose of any Owned Property or any portions thereof or interests therein which property, portions and interests, individually or in the aggregate, are material to the Company.

     (d) Neither the Company nor any of its Controlled Entities or any affiliates of any of the foregoing has an ownership, financial or other interest in the landlord under any of the Company Leases which exceeds a 50% ownership, financial or other interest in such landlord.

     5.19  Material Contract Defaults; Non-Compete.

     (a) To the actual knowledge of any of the Company's senior officers, neither the Company nor any of its Controlled Entities is, or has received any notice or has any knowledge that any other party is, in default or unable to perform in any respect under any material contracts, agreements, commitments, arrangements, leases, licenses, policies or other instruments to which it or any of the Controlled Entities is a party or by which it or any such Controlled Entity is bound ("Material Contracts"), except for those defaults which would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, and, there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default, except for those defaults which would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company. Neither the Company nor any of the Controlled Entities is a party to any Material Contract that is required to be disclosed as an exhibit to the Company Reports in accordance with the rules and regulations of the Commission that has not been so disclosed.

     (b) Neither the Company nor any of its Controlled Entities is a party to any agreement that expressly limits the ability of the Company or any of its Controlled Entities to compete in or conduct any line of business or compete with any person in any geographic area or during any period of time.

     (c) There has not occurred any event that with the lapse of time or the giving of notice or both would reasonably be likely to result in the, and neither the Company nor any of its Controlled Entities has received any notice or has any knowledge of any reasonably likely, cancellation or modification adverse to the Company or any of its Controlled Entities of any material contract or arrangement with any of South Broward Hospital District (d/b/a Memorial Healthcare System,) any entity affiliated with Columbia/HCA Healthcare Corporation and any entity affiliated with Tenet Healthcare Corporation. For purposes of this Section 5.19(c), "material" shall mean a contract or arrangement which generated in excess of $200,000 of gross profit during the fiscal year ended December 31, 1998.

     5.20 Transactions with Affiliates. Except as set forth in the Company Reports and except with respect to physician practices within the Controlled Entities, there has been no transaction, agreement, arrangement or understanding, or any related series thereof, between the Company or its Controlled Entities or contractors, on the one hand, and the Company's affiliates (other than wholly-owned (excluding directors' and nominee shares) Subsidiaries), on the other hand, in which the amount or value involved exceeded $20,000. As used in the definition of "affiliate", the term "control" means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise.

     5.21  Vote Required; State Takeover Statutes.

     (a) The affirmative vote of the holders of a majority of the outstanding shares of Voting Common Stock entitled to vote thereon (the "Requisite Stockholder Approval") are the only votes of holders of the Company's capital stock necessary to adopt this Agreement.

     (b) No state takeover statute or similar statute or regulation of the State of Delaware (and, to the knowledge of the Company after due inquiry, of any other jurisdiction) applies or purports to apply to this Agreement, the Merger, the Offer or any of the other transactions contemplated hereby. No provision of the certificate of incorporation, by-laws or other governing instruments of the Company or any of its Controlled Entities or any applicable law would, directly or indirectly, restrict or impair the ability of Holdings or the Purchaser to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of the Company and its Controlled Entities that may be beneficially owned by Holdings or the Purchaser.

     5.22 1998 Financial Statements. The audited consolidated balance sheet of the Company and its consolidated Controlled Entities as at December 31, 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the fiscal year then ended, including the notes thereto, copies of which are included in Section 5.22 of the Company Disclosure Statement, present fairly in all material respects the consolidated financial condition of the Company and its Controlled Entities as at such date and the consolidated results of their operations for the fiscal year then ended, have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied consistently throughout the periods involved, and have been audited by Arthur Andersen LLP (whose report thereon is attached thereto). None of the Company and the Controlled Entities has any direct or indirect indebtedness, liability, claim or obligation, accrued, absolute, contingent or otherwise ("Liabilities"), other than (i) Liabilities fully reflected on the aforementioned audited financial statements, (ii) Liabilities incurred since December 31, 1998 in the ordinary course of business consistent with past practice and with the provisions hereof and (iii) Liabilities specifically disclosed in the Company Disclosure Statement.

     5.23 Year 2000 Compliance. With respect to the Company's and each of its Controlled Entities' hospital-based systems, all computer hardware, software, databases, systems and other computer equipment (collectively, "Software") used by the Company or its Controlled Entities can be used prior to, during and after the calendar year 2000 A.D., and will operate during each such time period, either on a stand-alone basis or by interacting or interoperating with third-party Software, without error relating to the processing, calculating, comparing, sequencing or other use of date data.

                                   ARTICLE VI

                                   COVENANTS

     6.1  Interim Operations.

     (a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the time when persons nominated by Holdings or Purchaser constitute a majority of the Board of Directors of the Company, except as set forth in the Company Disclosure Statement, unless Holdings has consented in writing thereto (which consent shall not be unreasonably withheld), each of the Company and its Controlled Entities shall:

          (i) conduct its business and operations according to their usual, regular and ordinary course consistent with past practice;

          (ii) to the extent consistent with its business, use commercially reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with it;

          (iii) not amend its certificate of incorporation or by-laws or comparable governing instruments;

          (iv) promptly notify Holdings of any Material Adverse Effect on the Company, any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), the material breach by the Company of any representation or warranty contained herein or the occurrence or non-occurrence of any material event the occurrence or non-occurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect, any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder or any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement where the failure to obtain such third party's consent would have a Material Adverse Effect on the Company;

          (v) promptly deliver to Holdings true and complete copies of any report, statement or schedule filed with the Commission subsequent to the date of this Agreement;

          (vi) not (A) except pursuant to the exercise of options, warrants, conversion rights existing on the date hereof and disclosed pursuant to this Agreement, issue any shares of its capital stock, effect any stock split, or reclassify, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, its capital stock or otherwise change its capitalization as it existed on the date hereof; (B) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock; (C) increase any compensation or fringe benefits or enter into or amend any employment agreement with any of its present or future officers, directors or employees, except for normal increases of salaries or wages of employees of the Company or its Controlled Entities who are not directors or officers of the Company in the ordinary course of business and consistent with past practice; (D) grant any severance or termination package to any employee or consultant not currently required to be paid under existing severance plans to, or enter into any employment, consulting or severance agreement or arrangement with, any present or former director, officer or other employee of the Company or any of its Controlled Entities; (E) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect, except for changes which are less favorable to participants in such plans; or (F) establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any present or former directors, officers or employees or the Company or any of its Controlled Entities.

          (vii) not (A) declare, set aside, make or pay any dividend or make any other distribution or payment payable in cash, stock, property or otherwise with respect to any shares of its capital stock or other ownership interests; or (B) directly or indirectly, redeem, purchase or otherwise acquire any shares of its capital stock, or make any commitment for any such action; other than the purchase prior to the Closing Date for cash of shares of Company Common Stock subject to stock price guarantees disclosed in Section 5.2(c)(iii) of the Company Disclosure Statement at prices per share not in excess of the applicable guarantee price disclosed in said
     Section 5.2(c)(iii);

          (viii) not enter into any material agreement or transaction, or agree to enter into any material agreement or transaction, outside the ordinary course of business, including, without limitation, any transaction involving any merger, consolidation, joint venture, license agreement, partial or complete liquidation or dissolution, reorganization, recapitalization, restructuring, or a purchase, sale, lease or other acquisition or disposition of any assets or capital stock; other than the purchase prior to the Closing Date for cash of shares of Company Common Stock subject to stock price guarantees disclosed in Section 5.2(c)(iii) of the Company Disclosure Statement at prices per share not in excess of the applicable guarantee price disclosed in said Section 5.2(c)(iii);

          (ix) not incur any indebtedness for borrowed money or assume, endorse, guarantee or otherwise become responsible for any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of others, in any such case other than in the ordinary course of its business; provided that the Company may incur indebtedness pursuant to its current debt facilities with NationsBank, N.A. that is prepayable without penalty at or prior to the Effective Time in order to finance the purchase of shares of Company Common Stock subject to stock price guarantees disclosed in Section 4.2(c)(iii) of the Company Disclosure Statement;

          (x) not make any loans, advances or capital contributions to, or investments in, any other person other than in the ordinary course of business;

          (xi) not make or commit to make any capital expenditures in excess of $250,000 individually or $2,500,000 in the aggregate;

          (xii) not voluntarily elect to alter the manner of keeping its books, accounts or records, or change in any manner the accounting practices or principles therein reflected;

          (xiii) not to issue, deliver, sell, lease, sell and leaseback, pledge, dispose of or encumber, or authorize or commit to the issuance, delivery, sale, lease, sale/leaseback, pledge, disposition or encumbrance of material properties or assets of the Company or any of its Controlled Entities, except liens for taxes not currently due and liens granted to incur the indebtedness contemplated by Section 6.1(a)(ix) hereof;

          (xiv) use its commercially reasonable efforts to maintain insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are currently in effect;

          (xv) not to (A) make or change any Tax election or method of accounting with respect to Taxes, (B) file any amended Tax Return or (C) settle or compromise any examination or proceeding with respect to any material Tax liability;

          (xvi) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction of liabilities or obligations in the ordinary course of business consistent with past practice, or waive, release, grant, or transfer any rights of value; other than the purchase prior to the Closing Date for cash of shares of Company Common Stock subject to stock price guarantees disclosed in
     Section 5.2(c)(iii) of the Company Disclosure Statement at prices per share not in excess of the applicable guarantee price disclosed in said Section 5.2(c)(iii);

          (xvii) settle or compromise any litigation (whether or not commenced prior to the date of this Agreement), other than settlements involving amounts payable by the Company and the Controlled Entities that are not in excess of (x) amounts reserved for in respect of litigation in the most recent consolidated financial statements of the Company included in the Company Reports or (y) amounts fully recoverable from insurers of the Company and the Controlled Entities or (z) amounts applied against self-insured retention amounts or deductibles (provided such settlements do not involve any material non-monetary obligations on the part of the Company);

          (xviii) change the composition, fill any vacancies or increase the size of the Company's Board of Directors; or

          (xix) amend or modify in any material respect or terminate any existing intellectual property license, execute any new intellectual property license, sell, license or otherwise dispose of, in whole or in part, any Company intellectual property, and/or subject any Company intellectual property to any lien or other encumbrance; or

          (xx) not agree, or commit to agree, to take or fail to take any action not permitted to be taken or not taken pursuant to this Section 6.1(a).

     (b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the time when persons nominated by Holdings or Purchaser constitute a majority of the Board of Directors of the Company, except as set forth in the Purchaser Disclosure Statement, unless the Company has consented in writing thereto, each of Holdings and the Purchaser shall:

          (i) promptly deliver to the Company true and correct copies of any report, statement or schedule filed by Holdings or the Purchaser with the Commission subsequent to the date of this Agreement;

          (ii) promptly notify the Company of any Material Adverse Effect on Holdings, any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the material breach by Holdings or the Purchaser of any representation or warranty contained herein.

     6.2 Stockholders Meeting. (a) The Company, acting through its Board of Directors, shall, if required in accordance with applicable law and the Company's Certificate of Incorporation and By-Laws and in consultation with Holdings, (i) duly call, give notice of, convene and hold a meeting of its stockholders as soon as practicable following the purchase of Shares pursuant to the Offer for the purpose of adopting this Agreement (the "Stockholders Meeting") and (ii) (A) except to the extent modified in accordance with this
Section 6.2, include in the Proxy Statement the unanimous recommendation of the Board of Directors that the stockholders of the Company vote in favor of the adoption of this Agreement and include the written opinions of the Financial Advisors that the consideration to be received by the stockholders of the Company (other than Holdings and its affiliates) pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view and (B) use its reasonable best efforts to obtain the Requisite Stockholder Approval. The Board of Directors of the Company shall not withdraw, amend or modify in a manner adverse to Holdings or the Purchaser such recommendation (or announce publicly its intention to do so) provided that the Board of Directors shall be permitted to withdraw, amend or modify its recommendation (or publicly announce its intention to do so) in a manner adverse to Holdings or the Purchaser if: (1) the Company has complied with Section 6.10, (2) a Superior Proposal (as defined in Section 6.10) shall have been proposed by any person other than Holdings or the Purchaser and such proposal is pending at the time of such action; (3) the Board of Directors shall have concluded in good faith, after consultation with its outside legal counsel, that the Board of Directors is required to withdraw, amend or modify such recommendation in order to comply with its fiduciary duties to the stockholders of the Company under applicable law; and (4) the Company shall have notified Holdings of such Superior Proposal at least two business days in advance of such action. At the Stockholders Meeting, Parent and Purchaser shall cause all Shares then beneficially owned by them and their subsidiaries to be voted in favor of the adoption of this Agreement.

     (b) Notwithstanding the foregoing, in the event that Purchaser shall acquire at least 90% of the outstanding Shares, the Company and Holdings agree, subject to Article VII, to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with
Section 253 of the DGCL.

     6.3 Proxy Statement, Etc. If required by applicable law, as soon as practicable following Holding's request, the Company shall file with the Commission under the Exchange Act and the rules and regulations promulgated thereunder, and use its reasonable good faith efforts to have cleared by the Commission and mailed to the Company's stockholders, the Proxy Statement with respect to the Stockholders Meeting. Holdings, Purchaser and the Company will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of Holdings and Purchaser will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement and the Company will promptly notify the Purchaser of the receipt of any comments from the Commission or of any request by the Commission for any amendment to the Proxy Statement or for additional information, and the Company will permit Holdings to review and comment upon all filings by the Company with the Commission, including the Proxy Statement and the Schedule 14D-9, and any amendments thereto, and all mailings to the Company's stockholders in connection with the Offer and the Merger, including the Proxy Statement and the Schedule 14D-9, shall be subject to the prior review and comment of Holdings. The Company agrees to use its best efforts, after consultation with the other parties hereto, to respond promptly to any comments made by the Commission with respect to the Proxy Statement or the Schedule 14D-9, and any preliminary version thereto or amendment thereof, filed by it, and to cause the Proxy Statement to be mailed to the Company's stockholders at the earliest practicable time.

     6.4 Company Board Representation; Section 14(f). (a) Promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as shall give Purchaser representation on the Board of Directors equal to the product of the total number of directors on such Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all action necessary to cause Purchaser's designees to be so elected, including either increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. The Company will use its reasonable best efforts to cause persons designated by Purchaser to constitute the same percentage as is on the Board of
(i) each committee of the Board, (ii) each board of directors of each Controlled Entity of the Company and (iii) each committee of each such board, in each case only to the extent permitted by law. Until Purchaser acquires a majority of the outstanding Shares on a fully diluted basis, the Company shall use its reasonable best efforts to ensure that all the members of the Board and such boards and committees as of the date hereof who are not employees of the Company shall remain members of the Board and such boards and committees.

     (b) The Company's obligations to appoint designees to its Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 6.4 and shall include in the Schedule 14D-9 or a separate Rule 14f-1 information statement provided to stockholders such information with respect to the Company and its officers and directors as is required under
Section 14(f) and Rule 14f-1 to fulfill its obligations under this Section 6.4. Holdings or Purchaser will promptly supply to the Company and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

     (c) Following the election or appointment of Purchaser's designees pursuant to this Section 6.4 and prior to the Effective Time, in addition to any vote of the Board of Directors required by law or the Company's Certificate of Incorporation or By-laws, any amendment of this Agreement or the Certificate of Incorporation or By-Laws of the Company, any termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Holdings or Purchaser or waiver of any of the Company's rights hereunder, will require the concurrence of a majority of the directors of the Company then in office who are neither designated by Holdings or Purchaser nor are employees of the Company or any of its Controlled Entities (the "Disinterested Directors"). Notwithstanding Section 6.4(a) hereof, the number of Disinterested Directors shall be not less than two; provided, however, that, in such event, if the number of Disinterested Directors shall be reduced below two for any reason, the remaining Disinterested Director shall be entitled to designate a person to fill the vacancy, and such person shall be deemed to be a Disinterested Director hereunder. If no Disinterested Director remains, the other directors who were directors prior to the date hereof shall designate two persons to fill such vacancies who shall not be employees of any of the Company and its Controlled Entities or employees, stockholders or affiliates of Holdings or Purchaser, and such persons shall be deemed to be Disinterested Directors hereunder.

     6.5 Inspection of Records. From the date hereof to the Effective Time, the Company shall and shall cause its Controlled Entities, and their respective directors, employees, auditors, counsel, financial advisors and other agents, to
(a) allow all designated officers, attorneys, accountants and other representatives of Holdings and the Purchaser, including potential financial sources, reasonable access at all reasonable times to its and its Controlled Entities' officers, agents, employees, offices, records, files, correspondence, audits and properties, as well as to all information relating to its and its Controlled Entities' commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of the Company and its Controlled Entities; (b) furnish to Holdings and the Purchaser and its aforementioned representatives such financial, operating and other data and other information as such persons may reasonably request; and (c) instruct the employees, counsel, auditors and financial advisors and other agents of the Company and its Controlled Entities to cooperate reasonably with Holdings and the Purchaser and their investigation of the business of the Company and its Controlled Entities. From the date hereof to the time when the Purchaser purchases Shares pursuant to the Offer, Holdings and the Purchaser shall (a) furnish to the Company, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request, and (b) instruct the officers, counsel and financial advisors of Holdings and the Purchaser to cooperate reasonably with the Company in its investigation of the business of Holdings and the Purchaser or its subsidiaries. All information disclosed by the Company to Holdings and the Purchaser and their representatives or by Holdings or the Purchaser to the Company and its representatives shall be subject to the terms of that certain Confidentiality Agreement (the "Confidentiality Agreement") dated as of December 1, 1998 between Vestar Capital Partners III, L.P. and the Company.

     6.6 Publicity. Neither party hereto shall make any press release or public announcement with respect to this Agreement, the Merger, the Offer or the transactions contemplated hereby without the prior written consent of the other party hereto (which consent shall not be unreasonably withheld); provided, however, that each party hereto may make any disclosure or announcement which such party, in the opinion of its outside legal counsel, is obligated to make pursuant to applicable law or regulation of any national securities exchange, in which case, the party desiring to make the disclosure shall consult with the other party hereto prior to making such disclosure or announcement.

     6.7  Further Action; Reasonable Best Efforts.

     (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all action, and to do or cause to be done, and to assist and cooperate with the parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Stockholder Documents, including but not limited to (i) cooperation in the preparation and filing of the Proxy Statement, the Schedule 14D-9 the Schedule 13E-3, the Schedule 13D and the Offer Documents, any required filings under the HSR Act and any amendments to any thereof, (ii) determining whether any filings are required to be made or consents, approvals, waivers, licenses, permits or authorizations are required to be obtained (or, which if not obtained, would result in an event of default, termination or acceleration of any agreement or any put right under any agreement) under any applicable law or regulation or from any governmental entities or third parties, including parties to leases, loan agreements or other debt instruments, in connection with the transactions contemplated by this Agreement, including the Offer and the Merger, and (iii) promptly making any such filings, furnishing information required in connection therewith and timely seeking to obtain any such consents, approvals, permits or authorizations.

     (b) The Company shall make, subject to the condition that the transactions contemplated herein actually occur, any undertakings required in order to comply with the antitrust requirements or laws of any governmental entity, including the HSR Act, in connection with the transactions contemplated by this Agreement; provided that no such undertaking shall be agreed to or made unless reasonably acceptable to Holdings.

     (c) The Company shall use its commercially reasonable best efforts to obtain all consents, approvals, agreements, extensions or other waivers of rights necessary to ensure that all Leases and other Material Contracts remain in full force and effect for the benefit of the Company after the Effective Time on substantially the same terms and conditions as in effect on the date hereof (without any material increase in amounts payable by the Company thereunder).

     (d) As soon as practicable after the date hereof and, in any event, prior to the purchase of Shares pursuant to the Offer, the Company shall file with the Internal Revenue Service, prior to the receipt by any of the Company and its Controlled Entities of any notice of examination by the Internal Revenue Service, a duly executed and acknowledged Form 3115 in form and substance satisfactory to Holdings requesting permission for the Company and each of the entities with which the Company files a consolidated Federal income tax return to change the method of accounting for taxable gross revenues to the non-accrual experience method as defined in Internal Revenue Code Section 448(d)(5). Any additional or subsequent Internal Revenue Code Section 481 adjustments that may result from a change in the method of accounting for the Company or any of its Controlled Entities which relate to a change in the accounting of taxable gross revenues to the non-accrual experience method, as defined in Internal Revenue Code Section 448(d)(5), when combined with the Internal Revenue Code Section 481 adjustment reflected on the Form 3115, shall not exceed $4 million.

     6.8 Employee Benefit Plans. The Purchaser covenants and agrees that it will maintain benefit plans substantially comparable in the aggregate to the benefit plans in place on the date hereof and disclosed in Section 5.12 of the Company Disclosure Statement for a period of at least 1 year following the Effective Time. For purposes of satisfying the terms and conditions of such plans, the Purchaser shall give full credit for eligibility and vesting (but not benefit accrual) for each participant's period of service with the Company prior to the Effective Time. To the extent the Purchaser's benefit plans provide medical or dental welfare benefits after the Effective Time, the Purchaser shall cause all pre-existing condition exclusions and actively at work requirements to be waived to the extent such exclusions and work requirements have been satisfied under medical and dental plans in place on the date hereof and the Purchaser shall provide that any expenses incurred on or before the Effective Time shall be taken into account under the Purchaser's benefit plans for purposes of satisfying the applicable deductible, coinsurance and maximum out-of-pocket provisions for such employees and their covered dependents.

     6.9  Indemnification of Directors and Officers of the Company.

     (a) For a period of six (6) years after the Effective Time, the Purchaser agrees to indemnify and hold harmless, and to cause the Surviving Corporation to honor its separate indemnification to, each person who is an officer or director of the Company or its Controlled Entities on the date of this Agreement (an "Indemnified Person") from and against all damages, liabilities, judgments and claims (and related expenses including, but not limited to, attorney's fees and amounts paid in settlement) based upon or arising from his or her capacity as an officer or director of the Company or its Controlled Entities prior to the Effective Time, to the same extent he or she would have been indemnified under the Certificate of Incorporation or By-laws of the Company or the applicable Controlled Entity as such documents were in effect on the date of this Agreement and to the extent permitted under applicable law.

     (b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall maintain in full force and effect (i) the Company's directors' and officers' liability insurance policy in existence on February 19, 1999 or
(ii) a substantially similar policy maintained by the Surviving Corporation providing for coverages of not less than $5,000,000 for acts and/or omissions alleged to have occurred prior to the Effective Time; provided that (x) the Surviving Corporation shall not be required to spend an aggregate amount for such coverage in excess of $380,000; and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the best coverage available, in the reasonable judgement of the Board of Directors of the Surviving Corporation, for an aggregate cost not exceeding such amount, and (y) such policies may in the sole discretion of the Surviving Corporation be one or more "tail" policies for all or any portion of the full six (6) year period.

     (c) The Purchaser acknowledges that the Surviving Corporation will assume the Company's obligations under the indemnification agreements listed on Section 5.7(c) of the Company Disclosure Statement.

     (d) The rights granted to the Indemnified Persons hereby shall be contractual rights inuring to the benefit of all Indemnified Persons and shall survive this Agreement and any merger, consolidation or reorganization of the Purchaser.

     6.10 No Solicitations. Neither the Company nor any of its Controlled Entities shall (whether directly or indirectly through advisors, agents or other intermediaries), nor shall the Company or any of its Controlled Entities authorize or permit any of its or their officers, directors, agents, representatives, advisors or subsidiaries to, (a) solicit, initiate, encourage (including by way of furnishing information) or take any action knowingly to facilitate the submission of any inquiries, proposals or offers (whether or not in writing) from any person (other than Holdings and its affiliates) relating to, other than the transactions contemplated by this Agreement, (i) any acquisition or purchase of 5% or more of the consolidated assets of the Company and its Controlled Entities or of any class of equity securities of the Company or any of its Controlled Entities, (ii) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any person beneficially owning any class of equity securities of the Company or any of its Controlled Entities, (iii) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Controlled Entities whose assets, individually or in the aggregate, constitute 5% or more of the consolidated assets of the Company, or (iv) any other transaction the consummation of which would or would reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which would or would reasonably be expected to materially dilute the benefits to Holdings or the Purchaser of the transactions contemplated by this Agreement (collectively, "Transaction Proposals"), or agree to or endorse any Transaction Proposal, or (b) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other person any information with respect to its business, properties or assets in connection with the foregoing, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any other person (other than any of Holdings and its affiliates) to do or seek any of the foregoing; provided, however, that the foregoing shall not prohibit the Company, prior to the receipt of the Requisite Stockholder Approval of the transactions contemplated hereby, (A) from complying with Rule 14e-2 and Rule 14d-9 under the Exchange Act with regard to a bona fide tender offer or exchange offer or (B) from participating in negotiations or discussions with or furnishing information to any person in connection with a Transaction Proposal not solicited after the date hereof which is submitted in writing by such person to the Board of Directors of the Company after the date of this Agreement; provided, however, that prior to participating in any such discussions or negotiations or furnishing any information, the Company receives from such person an executed confidentiality agreement on terms not less favorable to the Company than the Confidentiality Agreement; and provided, further, that the Board of Directors of the Company shall have concluded in good faith, after consultation with its outside financial advisors, that such Transaction Proposal is reasonably likely to constitute a Superior Proposal (as defined below) and, after consultation with its outside legal counsel, that participating in such negotiations or discussions or furnishing such information is required in order to comply with its fiduciary duties to the stockholders of the Company under applicable law; and provided, further, that the Board of Directors of the Company shall not (unless it is prohibited from doing so by the terms of the Transaction Proposal), take any of the foregoing actions prior to two business days after it provides Holdings with prompt (but in no event later than 24 hours after the occurrence or commencement of such action) written notice thereof. If the Board of Directors of the Company receives a Transaction Proposal, then the Company shall, to the extent not prohibited in good faith by the terms of such Transaction Proposal, promptly inform Holdings of the terms and conditions of such proposal and the identity of the person making it. The Company will immediately cease and cause its advisors, agents and other intermediaries to cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and shall use its reasonable best efforts to cause any such parties in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information in the possession of any such party or in the possession of any agent or advisor of any such party. The Company agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party. "Superior Proposal" means any of the transactions described in clause (i), (ii) or (iii) of the definition of Transaction Proposal (with all of the percentages included in the definition of such term raised to 51% for purposes of this definition) with respect to which the Board of Directors of the Company shall have concluded in good faith, after consultation with its outside legal counsel and financial advisors, is reasonably likely to be completed, taking into account all legal, financial, regulatory and other aspects of the Transaction Proposal, including the status of the financing therefor, and the person making the proposal, and would, if consummated, result in a transaction more favorable to the Company's stockholders from a financial point of view than the transactions contemplated by this Agreement, including the Merger.

     6.11 Disposition of Litigation. The Company, Holdings and the Purchaser shall participate jointly in the defense of any stockholder litigation against the Company, Holdings or the Purchaser, as applicable, and their respective affiliates, and the directors, officers, employees, representatives and agents of the foregoing, relating to the transactions contemplated by this Agreement.

     6.12 Financing-Related Cooperation. The Company agrees to provide, and will cause the Controlled Entities and its and their respective officers, employees and advisors to provide, all cooperation reasonably necessary in connection with the arrangement of any financing to be consummated contemporaneously with or at or after the Closing in respect of the transactions contemplated by this Agreement, including participation in meetings, due diligence sessions, road shows, the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, the execution and delivery of any commitment letters, underwriting or placement agreements, pledge and security documents, other definitive financing documents, or other requested certificates or documents, including a certificate of the chief financial officer of the Company with respect to solvency matters, comfort letters of accountants and legal opinions as may be reasonably requested by Holdings and taking such other actions as are reasonably required to be taken by the Company in the Commitment Letters. In addition, in conjunction with the obtaining of any such financing, the Company agrees, at the reasonable request of Holdings, to call for prepayment or redemption, or to prepay, redeem and/or renegotiate, as the case may be, any then existing indebtedness of the Company and the Controlled Entities; provided that no such prepayment or redemption shall themselves actually be made until contemporaneously with or after the Effective Time.

     6.13 Stop Transfer Order. The Company will instruct the Company's transfer agent that, except as provided in Section 4.4 of each of the Subscription and Tender Agreements, there is a stop transfer order with respect to all of the Shares and that the Subscription and Tender Agreements place limits on the transfer of such Shares.

                                  ARTICLE VII

                                   CONDITIONS

     7.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of each of the following conditions (unless waived by each of the parties hereto in accordance with the provisions of Section 8.8 hereof):

          (a) If required by the DGCL, this Agreement shall have been adopted by the requisite vote of the Company's stockholders.

          (b) The Purchaser shall have purchased Shares pursuant to the Offer.

          (c) Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          (d) No preliminary or permanent injunction or other order, decree, statute, rule or regulation shall have been entered by any federal or state court or federal, state, local or other governmental authority which prevents the consummation of the Merger shall have been issued and remain in effect.

     7.2 Additional Condition to the Obligations of Holdings and the Purchaser to Effect the Merger. The obligations of Holdings and the Purchaser to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following condition (unless waived by Holdings and the Purchaser in accordance with the provisions of Section 8.8 hereof):

     (a) Funding under the Permanent Facilities (as defined in the NationsBank Commitment Letter), in the amounts and on the other terms and conditions (including unused availability under the revolving credit facility) set forth in the NationsBank Commitment Letter, shall have been received.

                                  ARTICLE VIII

                             TERMINATION AND WAIVER

     8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the adoption of this Agreement by the Company's stockholders:

          (a) By mutual written consent of Holdings, Purchaser and the Company;

          (b) By Holdings or the Company, if any court of competent jurisdiction or other governmental authority located or having jurisdiction within the United States shall have issued an order, injunction, decree, judgment or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, injunction, decree, judgment, ruling or other action is or shall have become final and nonappealable;

          (c) By Holdings, if due to an occurrence or circumstance which resulted in a failure to satisfy any of the Offer Conditions (other than as a result of a material breach by Holdings or Purchaser of any of its obligations hereunder), Purchaser shall have (i) terminated the Offer or
     (ii) failed to pay for Shares pursuant to the Offer on or prior to May 31, 1999 (the "Outside Date");

          (d) By the Company, prior to the purchase of Shares pursuant to the Offer, if (i) pursuant to and in compliance with Sections 1.2(b) and 6.2 hereof, the Board of Directors of the Company withdraws, modifies or amends in a manner adverse to Holdings or the Purchaser any of its recommendations described in Section 1.2(a)(i) hereof (or publicly announces its intention to do so), or (ii) the Company or its Board of Directors approves a Superior Proposal; provided, however, that (A) the Company shall have complied with Section 6.10, (B) the Board of Directors of the Company shall have concluded in good faith, after consultation with its outside legal counsel and financial advisors, that such proposal is a Superior Proposal and (C) the Board of Directors of the Company shall have concluded in good faith, after consultation with its outside legal counsel, that approving and entering into an agreement in connection with, and consummating, such Superior Proposal is required in order to comply with its fiduciary duties to the stockholders of the Company under applicable law; provided, that this Agreement may not be terminated pursuant to this Section 8.1(d) unless
     (x) concurrently with such termination, the Company pays to Holdings the Termination Fee (as hereinafter defined) and (y) the Company shall have provided Holdings with at least two business days advance notice of such termination.

          (e) By the Purchaser, prior to the purchase of Shares pursuant to the Offer, if the Company or its Board of Directors shall have (i) withdrawn, modified or amended in any respect adverse to Holdings or the Purchaser any of its recommendations described in Section 1.2(a)(i) hereof (or publicly announced its intention to do so), (ii) failed as promptly as reasonably practicable to mail the Schedule 14D-9 to its stockholders or failed to include in such Schedule 14D-9 such recommendations, (iii) approved, recommended or entered into an agreement with respect to, or consummated, any Transaction Proposal from a person other than Holdings or any of its affiliates, (iv) resolved to do any of the foregoing, or (v) in response to the commencement of any tender offer or exchange offer (other than the Offer) for outstanding shares of Company Common Stock, not recommended rejection of such tender offer or exchange offer.

          (f) By the Company, prior to the purchase of Shares pursuant to the Offer, if (i) Holdings or the Purchaser breaches any of its representations, warranties, covenants or agreements contained in this Agreement and such breach is reasonably likely to have a Material Adverse Effect on Holdings and, with respect to any such breach that is reasonably capable of being remedied, the breach is not remedied prior to the earlier of (x) 20 days after the Company has furnished Holdings with written notice of such breach or (y) two business days prior to the date on which the Offer expires, or (ii) Purchaser shall have (A) terminated the Offer or (B) failed to pay for Shares pursuant to the Offer on or prior to the Outside Date (unless such failure is caused by or results from the breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement).

          (g) By Holdings, if (i) the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement and such breach is reasonably likely to have a Material Adverse Effect on the Company and, with respect to any such breach that is reasonably capable of being remedied, the breach is not remedied prior to the earlier of (x) 20 days after Holdings has furnished the Company with written notice of such breach or (y) two business days prior to the date on which the Offer expires, or (ii) the Minimum Condition shall not have been satisfied by the expiration date of the Offer as it may have been extended pursuant hereto and on or prior to such date (A) any person (including the Company but not including any of Holdings and its other affiliates) shall have made a public announcement, public disclosure or other formal communication to the Company or its stockholders with respect to a Transaction Proposal or (B) any person (including the Company or any of its Controlled Entities), other than Holdings or any of its affiliates, shall have become (and remain at the time of termination) the beneficial owner of 19.9% (provided that any person who on the date hereof beneficially owns 19.9% or more of the Shares shall not have become the beneficial owner of an additional 3% of the Shares) or more of the Shares (unless such person shall have tendered and not withdrawn such person's Shares pursuant to the Offer).

     8.2 Termination Fees and Expenses.

     (a) The Company shall (provided that neither Holdings nor the Purchaser is then in material breach of its obligations under this Agreement) upon the termination of this Agreement in accordance with Section 8.1(c) (if such termination shall have occurred, in whole or in part, by reason of the failure of any of the Offer Conditions set forth in paragraphs (a), (b), (d), (e), (f) and (i) or the Financing Condition (unless such financing is not received due to (i) the occurrence of a material disruption of or material adverse change in financial, banking or capital market conditions, (ii) a competing offering, placement or arrangement of debt securities or bank financing by or on behalf of the Company or any Controlled Entity thereof that was undertaken by, on behalf of (with Holdings' or Purchaser's consent), or at the direction of Holdings or its affiliates, or (iii) a material disruption or material adverse change in the market for new issues of high yield securities or the financial or capital markets in general)), Section 8.1(d), Section 8.1(e), Section 8.1(f) (ii) (if Holdings could have terminated this Agreement pursuant to Section 8.1(c) and such termination would have occurred, in whole or in part, for any of the reasons set forth earlier in this sentence with respect to a termination pursuant to Section 8.1(c)) or Section 8.1(g), promptly, but in no event later than two business days following written notice thereof, together with reasonable supporting documentation, reimburse Holdings and the Purchaser, in an aggregate amount of up to $3,000,000, for all reasonable out-of-pocket expenses and fees (including fees payable to all banks, investment banking firms and other financial institutions, and their respective agents and counsel, and all fees of counsel, accountants, financial printers, advisors, experts and consultants to Holdings and its affiliates), whether incurred prior to, concurrently with or after the execution of this Agreement, in connection with the Offer or the Merger or the consummation of any other transaction contemplated by this Agreement or the Stockholder Documents, the financing thereof or consents related hereto (collectively, the "Expenses"). Such payment, together with any Termination Fee which may be paid, shall serve as full liquidated damages in respect of such breach, and Holdings and the Purchaser hereby waive all claims against the Company and its Controlled Entities in respect of the breach or breaches occasioning the payment pursuant to this
Section 8.2(a). It is understood that in the event that the Purchaser is paid a

Termination Fee (as defined in Section 8.2(b) below), to the extent not previously paid, no amounts shall be payable as Expenses.

     (b) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d) or by the Purchaser pursuant to Section 8.1(e), the Company shall pay to Holdings by wire transfer of immediately available funds to an account designated by Holdings on the next business day following such termination (or, in the case of a termination pursuant to Section 8.1(d), prior to the effectiveness of such termination) an amount equal to $6,400,000 (the "Termination Fee") less any amount previously paid to Holdings in respect of Expenses.

     (c) If all of the following events have occurred:

          (i) a Transaction Proposal is commenced, publicly disclosed, publicly proposed or otherwise formally communicated to the Company or its stockholders at any time on or after the date of this Agreement but prior to any termination of this Agreement and either (A) Holdings terminates this Agreement pursuant to Section 8.1(c) (unless such termination shall have occurred, in whole or in part, due to the failure of the condition set forth in paragraph (c) of Annex A or the Financing Condition due to, in the case of the failure of the Financing Condition, (i) the occurrence of a material disruption of or material adverse change in financial, banking or capital market conditions, (ii) a competing offering, placement or arrangement of debt securities or bank financing by or on behalf of the Company or any Controlled Entity thereof that was undertaken by or on behalf of (with Holdings' or Purchaser's consent), or at the direction of Holdings or any of its affiliates, or (iii) a material disruption or material adverse change in the market for new issues of high yield securities or the financial or capital markets in general) or (B) the Company terminates this Agreement pursuant to Section 8.1(f)(ii) or (C) Holdings terminates this Agreement pursuant to Section 8.1(g); and

          (ii) thereafter, within 12 months of the date of such termination, the Company enters into a definitive agreement with respect to, or consummates, the Transaction Proposal referred to in clause (i) above or a Superior Proposal (whether or not such Superior Proposal was commenced, publicly disclosed, publicly proposed or otherwise communicated to the Company or its stockholders prior to such termination);

     then, the Company shall pay to Holdings, concurrently with the earlier of the execution of such definitive agreement or the consummation of such Transaction Proposal, an amount equal to the Termination Fee (less any amount previously paid to Holdings in respect of Expenses).

     (d) Purchaser shall (provided that the Company is not then in material breach of any of its representations, warranties or obligations hereunder), following the termination of this Agreement in accordance with Section 8.1(f) (if such termination shall have occurred by reason of a material breach by Holdings or Purchaser of any of its material obligations hereunder), promptly, but in no event later than two business days following written notice thereof, together with reasonable supporting documentation, reimburse the Company, in an aggregate amount of up to $1,000,000, for all reasonable out-of-pocket expenses and fees (including those payable to investment banking firms and other financial institutions, and their respective agents and counsel, and all fees of counsel, accountants, financial printers, advisors, experts and consultants to the Company and its affiliates), whether incurred prior to, concurrently with or after the execution of this Agreement, in connection with the Offer or the Merger or the consummation of any other transaction contemplated hereby or by the Stockholder Documents, the financing hereof or consents related hereto. Such payment shall serve as full liquidated damages in respect of such breach and the Company hereby waives, on behalf of itself and its Controlled Entities, all claims against Holdings and its affiliates in respect of the breach or breaches occasioning the payment pursuant to this Section 8.2(d).

     (e) Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby; provided that all expenses of Holdings and the Purchaser shall be paid by the Surviving Corporation at or following the Effective Time.

     8.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to the provisions of Sections 6.6, 8.2, 8.3 and 9.6, which obligations shall survive the termination of this Agreement.

     8.4 Extension; Waiver. At any time prior to the Effective Time, any party hereto, by action taken by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     9.1 Nonsurvival of Representations, Warranties and Agreements. The representations and warranties in this Agreement and in any instrument delivered pursuant hereto shall expire at the Effective Time or upon the termination of this Agreement pursuant to Article VIII, as the case may be. All agreements in this Agreement to be fully performed prior to the Effective Time shall terminate at the Effective Time and all other agreements shall survive the Effective Time. Except as expressly provided otherwise in Section 8.3, all agreements in this Agreement shall terminate upon the termination of this Agreement pursuant to
Article VIII.

     9.2 Notices. All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by facsimile, by nationally recognized private courier, or by United States mail. Notices delivered by mail shall be deemed given five (5) business days after being deposited in the United States mail, postage prepaid, registered or certified mail. Notices delivered by hand by facsimile, or by nationally recognized private carrier shall be deemed given on the day following receipt; provided, however, that a notice delivered by facsimile shall only be effective if such notice is also delivered by hand, or deposited in the United States mail, postage prepaid, registered or certified mail, on or before two (2) business days after its delivery by facsimile. All notices shall be addressed as follows:

     If to Holdings or the Purchaser:

     c/o Vestar Capital Partners III, L.P.
     245 Park Avenue
     41st Floor
     New York, NY 10167
     Attn: James L. Elrod, Jr.
     Facsimile: (212) 808-4922

     With copies to:

     Simpson Thacher & Bartlett
     425 Lexington Avenue
     New York, NY 10017
     Attn: Peter J. Gordon, Esq
     Facsimile: (212) 455-2502

     If to the Company:

     Sheridan Healthcare, Inc.
     4651 Sheridan Street, Suite 400
     Hollywood, FL 33021
     Attn: Mitchell Eisenberg, M.D.
     Chairman, President and Chief Executive Officer and
     Jay A. Martus, Esq.
     Vice President and General Counsel
     Facsimile: (954) 987-8359

     With copies to:

     Akerman, Senterfitt & Eidson P.A.
     One S.E. 3rd Avenue, 28th Floor
     Miami, Florida 33131
     Attn: Stephen K. Roddenberry, Esq.
     Facsimile: (305) 374-5095

or to such other address as any party shall specify by written notice so given.

     9.3 Assignment, Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that the Purchaser may assign all or any of its rights and obligations hereunder to any direct or indirect wholly owned subsidiary or subsidiaries of Holdings, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns.

     9.4 Entire Agreement. This Agreement, the Stockholder Documents, the Disclosure Statements of the Company and the Purchaser, the Exhibits and Annex hereto and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

     9.5 Amendment. This Agreement may be amended by the parties hereto at any time prior to the Effective Time, before or after the adoption of this Agreement by the stockholders of the Company, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     9.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

     9.7 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

     9.8 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

     9.9 Interpretation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

     9.10 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

     9.11 Incorporation of Exhibits. The Disclosure Statements of the Company and the Purchaser attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

     9.12 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     9.13 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

                                          VESTAR/CALVARY HOLDINGS, INC.

                                          By: /s/ JAMES L. ELROD

                                            ------------------------------------
                                          Title: President

                                          VESTAR/CALVARY, INC.

                                          By: /s/ JAMES L. ELROD

                                            ------------------------------------
                                          Title: President

                                          SHERIDAN HEALTHCARE, INC.

                                          By: /s/ MITCHEL EISENBERG

                                            ------------------------------------
                                          Title: President

                                    ANNEX A

                                OFFER CONDITIONS

     The capitalized terms used in this Annex A have the meanings set forth in the attached Agreement, except that the term "Merger Agreement" shall be deemed to refer to the attached Agreement.

     Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Offer, and may amend or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for) if, prior to the expiration of the Offer, (i) a number of shares of Company Common Stock which, together with any Shares owned by Holdings or Purchaser, or any controlled affiliate thereof, constitutes at least a majority of the voting power (determined on a fully-diluted basis), on the date of purchase, of all the securities of the Company entitled to vote generally in the election of directors or in a merger shall not have been validly tendered and not properly withdrawn prior to the expiration of the Offer (the "Minimum Condition"), (ii)(A) Purchaser shall not have received funding for the Offer (1) sufficient to pay for all Shares tendered pursuant to the Offer and not validly withdrawn and to pay all fees and expenses related to the Offer and (2) otherwise on the terms and subject to the conditions set forth in the NationsBank Commitment Letter and (B)(1) the Permanent Facilities (as defined in the NationsBank Commitment Letter) shall not have been fully executed and delivered or shall not be in full force or effect or (2) all conditions to funding under the Permanent Facilities that are required to be, or are capable of being, satisfied prior to the purchase of the Shares pursuant to the Offer shall not have been satisfied or (3) there is reason to believe that any of the other conditions to funding under the Permanent Facilities will not be satisfied prior to the termination of the Merger Agreement or the Permanent Facilities, or (iii) at any time on or after the date of the Merger Agreement and prior to the acceptance for payment of Shares, any of the following conditions occurs or has occurred or Purchaser makes a good faith determination that any of the following conditions has occurred:

          (a) there shall be pending or threatened by any governmental authority any suit, action or proceeding, or any preliminary or permanent injunction or order, decree, statute, rule or regulation shall have been entered by any federal or state court or other governmental authority, or statute, rule, regulation, legislation, interpretation, judgment or order proposed, sought, enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Holdings or the Company or any affiliate of Holdings or the Company or the Offer or the Merger, (i) challenging or seeking to restrain or prohibit or make materially more costly the making of the Offer, the acceptance for payment of, or payment for, some of or all the Shares by Purchaser or any of its affiliates or the consummation of any of the other transactions contemplated by the Merger Agreement or seeking to materially delay the Merger or obtain from Holdings or any of its affiliates material damages; (ii) seeking to prohibit or limit the ownership or operation by the Company or any of its Controlled Entities or Holdings or any of Holdings' affiliates of all or any material portion of the business or assets of the Company or any of its Controlled Entities or Holdings, or any of its affiliates, or seeking to compel Holdings, Purchaser or any of Holdings' affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its Controlled Entities or Holdings or any of its affiliates; (iii) seeking to impose or confirm limitations on the ability of Holdings or any of Holdings' affiliates effectively to acquire or hold or to exercise full rights of ownership of Shares, including without limitation the right to vote any Shares on all matters properly presented to the stockholders of the Company, including without limitation the adoption of the Merger Agreement, or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company; or (iv) seeking to require divestiture by Holdings or any of Holdings' affiliates of any Shares;

          (b) there shall have occurred any event that has had or would be reasonably likely to have a Material Adverse Effect on the Company;

          (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a decline of at least 25% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index from the date hereof, (iii) any material adverse change or any existing or threatened condition, event or development involving a prospective material adverse change in United States or other material international currency exchange rates or a suspension of, or limitation on, the markets therefor, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or any other event that, in the reasonable judgment of Purchaser, could reasonably be expected to materially adversely affect the extension of credit by banks or other lending institutions, (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States (except for any such event involving Serbia or Iraq) or materially adversely affecting (or materially delaying) the consummation of the Offer or (vii) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

          (d) All material licenses, permits, consents, authorizations, qualifications, orders and approvals of (or filings with) any governmental authority or other third party (including, without limitation, the consents of the Company's creditors and of South Broward Hospital District) required to be obtained, made or received in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby shall not have been obtained, made or received in form and substance reasonably satisfactory to Holdings.

          (e) any of the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct in any material respect, in each case as if such representations and warranties were made at the time of such determination;

          (f) the Company shall have failed to perform in any material respect any agreement of the Company contained in the Merger Agreement that is required to be performed by it prior to the time of such determination;

          (g) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company;

          (h) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated; or

          (i) to the Company's knowledge, the Company or a Controlled Entity of the Company is under investigation for any violation of the "Stark" laws, anti-kickback laws or the laws relating to Medicare, Medicaid, Champus or any rules or regulations related thereto:

        which, in the reasonable judgment of Purchaser with respect to each and every matter referred to above and regardless of the circumstances (including any action or inaction by Purchaser or any of its affiliates other than a breach of the Merger Agreement) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

     The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion (subject to the terms of the Merger Agreement). The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his, her or its broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        The Depositary for the Offer is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY


           By Mail:               By Facsimile Transmission:    By Hand or Overnight Delivery:
        40 Wall Street            (for Eligible Institutions            40 Wall Street
   New York, New York 10005                 only)                  New York, New York 10005
                                        (718) 236-4588
                                  For Information Telephone:
                                        (212) 936-5100

     Any questions and requests for assistance may be directed to the Information Agent at its telephone number and address listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                           Innisfree M&A Incorporated

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                Bankers and Brokers Call Collect: (212) 750-5833
                   All Others Call Toll Free: (888) 750-5834